As filed with the Securities and Exchange Commission on October 27, 2004

Registration No. 333-117900

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
to

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PortalPlayer, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	77-0513807 (I.R.S. Employer Identification No.)

3255 Scott Boulevard, Bldg. 1

Santa Clara, CA 95054

(408) 521-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary Johnson

President and Chief Executive Officer

PortalPlayer, Inc.

3255 Scott Boulevard, Bldg. 1

Santa Clara, CA 95054

(408) 521-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Allison Leopold Tilley, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, California 94304-1114 (650) 233-4500	John D. Wilson, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, California 94105 (415) 616-1100

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee(3)
Common Stock, $0.0001 par value per share	7,187,500	$13.00	$93,437,500	$11,839

(1)	Includes shares of common stock issuable upon exercise of the underwriters’ over-allotment option, if any.
(2)	Estimate solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	Includes $9,503 previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                 , 2004

6,250,000 Shares

PortalPlayer, Inc.

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $11.00 and $13.00 per share. We have applied to list our common stock on The NASDAQ National Market under the symbol “PLAY.”

The underwriters have an option to purchase a maximum of 937,500 additional shares to cover over-allotments of shares.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to PortalPlayer
Per share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made on or about                 , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Citigroup	Credit Suisse First Boston

Needham & Company, Inc.	SG Cowen & Co.

The date of this prospectus is                                     , 2004

# systems-on-chip firmware and software

## for hard disk drive-based personal media players

portalplayer

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Dealer Prospectus Delivery Obligation

Until         , 2004 (25 days after commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

PortalPlayer, Inc.

PortalPlayer is a fabless semiconductor company that designs, develops and markets comprehensive platform solutions, including a system-on-chip, firmware and software, for manufacturers of feature-rich, hard disk drive-based personal media players. Personal media players are battery-powered, portable devices that capture, store and play digital media such as audio, photos, and in the future, video. Our platform solutions are designed to enable personal media players to manage thousands of digital media files and allow our customers to build intuitive and customizable user interfaces. Our customers use our platforms to produce high-performance, feature-rich, differentiated personal media players in a cost-effective manner with fast time to market. Our key customers include leading manufacturers such as Inventec, who manufactures products for Apple Computer Inc. and other companies. In 2001, 2002, 2003 and the nine months ended September 30, 2004, Inventec accounted for 99.3%, 88.4%, 84.6% and 92.5% of our revenue, respectively. Our platforms sold to our customers from whom we have derived at least $200,000 in revenue since January 1, 2003 are also included in products branded by Aiwa, Philips, RCA, Rio, Samsung and Virgin Electronics. As of September 30, 2004, we had 156 employees worldwide.

Industry Background

A new category of consumer electronics devices, which we refer to as personal media players, is rapidly emerging. The most popular current version of these devices is commonly known as an “MP3 player”, a portable audio player that uses audio compression technologies to shrink the size of a digital audio file to a fraction of its original size. Advances in digital media content and storage technology and the proliferation of digital download music services, such as the iTunes Music Store and Napster, are revolutionizing the way music is distributed to the consumer and leading the transition to personal media players. IDC estimates hard disk drive, or HDD-based audio players will grow from 2.67 million units worldwide in 2003 to 25.46 million units worldwide in 2008, a compound annual growth rate of 57.0%.

We believe the personal media player will become the primary portable device individuals use to capture, store and play personal digital media content such as audio, photos and video. A number of factors are driving this trend:

•	proliferation of digital media content;

•	increasing broadband Internet access and Internet-based content distribution;

•	greater storage capacity requirements and advances in storage technologies;

•	increasing functionality of devices; and

•	demand for greater content accessibility and mobility.

Although consumers are demanding greater functionality and improved performance from their personal media players, they also expect new product releases to have more capabilities for an equal or lower price than previous generations. To achieve this, original equipment manufacturers require improved power management, intuitive user interfaces, shortened product development cycles and design and feature flexibility. As a result, we believe original equipment manufacturers are increasingly relying upon outsourced, independent providers to deliver comprehensive platform solutions, including semiconductor, firmware and software development, integration and implementation.

Our Solution

We develop comprehensive platform solutions, including a system-on-chip, firmware and software. Our platform solutions are designed to enable our customers to produce high-performance, feature-rich, differentiated personal media players with fast time to market.

Key elements of our solution are as follows:

•	Comprehensive platform solutions. Our platform solutions are designed to reduce our customers’ investment in costly and time-consuming internal firmware and software development for their products, and to enable them to avoid having to source different firmware and software for their end products from multiple suppliers.

•	Customizable firmware and software. We provide our customers with customizable, high functionality firmware and software development kits to allow them to rapidly develop and differentiate their products. Our firmware has a number of benefits, including smooth media playback, the ability for users to easily and flexibly organize and find their media, support for numerous online music services and reduced power requirements and longer battery life. Our software development kit is designed to enable our customers to create personal computer applications that interact with personal media players.

•	Targeted, high-performance system-on-chips. Our system-on-chip solutions are specifically designed for the personal media player market. Our system-on-chips are driven by multiple processing engines that allow complex multi-tasking such as real-time creation and playback of synchronized audio and photo slideshows.

Our Strategy

Our objective is to be the leading supplier of comprehensive platform solutions for high-performance, feature-rich personal media players. Key elements of our strategy are:

•	Maintain a full platform solution approach with industry-leading system-on-chips, firmware and software. We plan to commit resources to each of our hardware, firmware and software teams to drive innovation so that our integrated platform solutions are at the forefront of the personal media player industry and capture leading market share.

•	Maintain our focus on the feature-rich, hard disk drive-based personal media player market. We intend to build on our experience as a provider of platforms for feature-rich, hard disk drive-based audio personal media players.

•	Maintain our leadership position in audio-focused personal media players. We believe that the audio market will continue to represent the largest volume opportunity for personal media player manufacturers in the near term, as evidenced by the success and growth of “MP3 players.” We have multiple designs for some of the world’s leading audio original equipment manufacturers and intend to continue to focus on advancing functionality to win designs in this large and growing market.

•	Enable new growth markets such as photo- and video-enabled personal media players. We intend to build on our existing expertise to be the leading provider of comprehensive platform solutions in new markets. For example, our Photo Edition platform solutions are designed to allow users to capture, store and play photos in addition to audio content. In the future, we believe personal media players will also include the capability to capture, store and play video content and next generation applications could extend into the mobile handset market.

•	Expand our customer base, while securing additional design wins with existing customers. We plan to be the leading supplier of new designs to our existing customers, and to secure high market share with new customers entering this market. We intend to market our platform solutions to additional manufacturers of consumer devices, including, in particular, camera original equipment manufacturers, and deepen our penetration within existing customers by securing next generation design wins. Further, we intend to broaden our reach within our existing customer base into their adjacent product lines that can utilize our technologies, such as flash-based personal media players.

Our Corporate History

We were incorporated in California in May 1999. We reincorporated in Delaware in October 2004. Our headquarters are located at 3255 Scott Boulevard, Bldg. 1, Santa Clara, CA 95054 and our telephone number is (408) 521-7000. Our website is www.portalplayer.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus. In this prospectus, “PortalPlayer,” “we,” “us” and “our” refer to PortalPlayer, Inc. and its subsidiaries and not to the underwriters.

PortalPlayer and the PortalPlayer logo are our registered trademarks. PP5001, PP5002, PP5003 and PP5020 are our trademarks. This prospectus also includes trade names, trademarks and service marks of other companies and organizations.

The Offering

Common stock offered by us	6,250,000 shares

Common stock to be outstanding after this offering	22,132,255 shares

Use of proceeds

We intend to use the net proceeds from this offering to repay all of the then outstanding balance under our bank borrowings, and to use the remainder for general corporate purposes, including working capital. As of September 30, 2004, the amount outstanding under our bank borrowings was $2.3 million. We may also use a portion of the net proceeds to acquire complementary technologies or businesses. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	PLAY

The number of shares of common stock to be outstanding immediately after this offering is based upon 15,882,255 shares of common stock outstanding as of September 30, 2004, and excludes:

•	2,275,051 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2004, at a weighted average exercise price of $2.3139 per share;

•	1,787,499 shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan;

•	22,477 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2004, that can be exercised after the completion of this offering, at weighted average exercise prices of between $4.545 per share and $22.50 per share; and

•	836 shares of our common stock issuable upon the exercise of warrants outstanding as of September 30, 2004, that will expire if not exercised prior to completion of this offering.

As of September 30, 2004, 68,977 shares remained available for future issuance under our 1999 stock option plan. Upon the completion of this offering, no shares of common stock will remain available for option grants under this plan.

Unless otherwise stated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 12,854,231 shares of common stock upon completion of this offering;

•	no exercise of the over-allotment option granted to the underwriters; and

•	a 1-for-3 reverse stock split to be effected upon completion of the offering.

Upon completion of this offering and simultaneous with the effectiveness of the reverse stock split, each share of preferred stock will convert into 0.3333 share of common stock, except that each share of series A and series B preferred stock will convert into 0.6667 shares of common stock, each share of series B-1 preferred stock will convert into 132.3432 shares of common stock and each share of series C-1 preferred stock will convert into 116.8317 shares of common stock.

Summary Consolidated Financial Data

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated financial data below for the years ended December 31, 2001, 2002 and 2003 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the nine months ended September 30, 2003 and 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations and financial position for those periods and as of that date. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
	($ in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$1,877	$8,763	$20,939	$12,856	$47,839
Cost of revenue	1,494	5,676	12,274	7,235	28,436

Gross profit	383	3,087	8,665	5,621	19,403
Operating expenses:
Research and development	17,248	16,563	11,103	8,690	9,496
Selling, general and administrative	8,136	8,611	5,072	3,800	4,810
Stock-based compensation*	588	554	473	354	5,062

Total operating expenses	25,972	25,728	16,648	12,844	19,368

Operating income (loss)	(25,589)	(22,641)	(7,983)	(7,223)	35
Interest income (expense) and other, net	335	121	(63)	(64)	6

Income (loss) before income taxes	(25,254)	(22,520)	(8,046)	(7,287)	41
Provision for income taxes	—	—	—	—	172

Net income (loss)	$(25,254)	$(22,520)	$(8,046)	$(7,287)	$(131)

Basic and diluted net income (loss) per share (1)	$(1,151.36)	$(968.35)	$(124.17)	$(153.90)	$(0.09)

Shares used in computing basic and diluted net income (loss) per share	21,934	23,256	64,800	47,349	1,504,112

* Stock-basedcompensation expense consists of:

Research and development	$—	$—	$—	$—	$283
Selling, general and administrative	588	554	473	354	4,779

	$588	$554	$473	$354	$5,062

(1)	The basic and diluted net income (loss) per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted income (loss) per share.

The following table presents a summary of our unaudited consolidated balance sheet data as of September 30, 2004:

•	on an actual basis; and

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 12,854,231 shares of common stock upon completion of this offering, as adjusted to further reflect the sale of 6,250,000 shares of common stock by us in this offering at the estimated initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and to reflect the repayment of our then outstanding bank borrowings as described under “Use of Proceeds.”

	As of September 30, 2004
	Actual	Pro Forma As Adjusted
	(Unaudited)
	($ in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$7,733	$73,000
Working capital	16,384	83,133
Total assets	40,693	105,960
Bank borrowings	2,312	—
Convertible preferred stock	85,110	—
Other redeemable securities	326	—
Total stockholders’ equity (deficit)	(68,680)	84,356

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We currently depend on one customer for a high percentage of our revenue and the loss of, or a significant reduction in orders from, this customer would significantly reduce our revenue and adversely impact our operating results.

Inventec Appliances (Shanghai) Co., Ltd. and Inventec Appliances Corp., which are affiliated with each other and which we refer to collectively as Inventec, accounted for approximately 99.3%, 88.4%, 84.6% and 92.5% of our revenue in 2001, 2002, 2003 and in the nine months ended September 30, 2004, respectively. The loss of sales to Inventec would have a significant negative impact on our business. Because our sales to this customer are made pursuant to standard purchase orders rather than contracts, orders may be cancelled or reduced more readily than if we had long-term purchase commitments with this customer. Although we believe that cancellations to date have been insignificant, purchase orders can be cancelled or rescheduled on relatively short notice. Cancellations of customer orders could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses. In addition, changes in forecasts or the timing of orders from this customer expose us to the risks of inventory shortages or excess inventory, particularly during end product transitions that require a new generation of our platforms. This in turn could cause our operating results to fluctuate. For example, we experienced a lower than expected number of orders from Inventec in the first quarter of 2003, which contributed to a significant temporary decrease in our revenue.

We believe that nearly all of our platforms sold to Inventec are incorporated in the Apple iPod product family. Apple may choose to use platforms in addition to ours for its products, use a different platform than ours altogether or develop an in-house solution. Any of these events would significantly harm our business. Further, because such a large portion of our revenue is tied to the Apple iPod, our success depends on Apple’s continued success with these products.

In addition, if Inventec’s relationship with Apple is disrupted for inability to deliver sufficient products or for any other reason, it could have a significant negative impact on our business. We do not know the terms of Inventec’s business relationship with Apple. Apple may choose to work with other original design manufacturers. The loss by Inventec of sales to Apple could also harm our business and financial position.

There are a relatively small number of potential customers for our platforms and we expect this customer concentration to continue for the foreseeable future. Therefore, our operating results will likely continue to depend on sales to a relatively small number of customers, as well as the ability of these customers to sell products that incorporate our platforms. In addition, we may from time to time enter into customer agreements providing for exclusivity periods during which we may only sell a specified product to that customer. Except for Inventec, our customer relationships have been developed over a short period of time and are generally in their preliminary stages. We cannot be certain that these customers will generate significant revenue in the future. If our relationships with our newer customers do not continue to develop, we may not be able to expand our customer base or maintain or increase our revenue.

We depend on one product family for all of our revenue, and if sales of our platforms decline, our business and financial position will suffer.

We have one product family, which consists of platforms for hard disk drive-based personal media players. Our platforms consist of a system-on-chip, firmware and software. We currently derive, and expect to continue to derive in the near term, all of our revenue from sales of our platforms used in hard disk drive-based personal media players. Continued market acceptance of our platforms is critical to our future success. Because we have only one product family, we do not have alternate sources of revenue if sales of our platforms decline.

Our quarterly revenue and operating results are difficult to predict, and if we do not meet quarterly financial expectations, our stock price will likely decline.

Our quarterly revenue and operating results are difficult to predict and have in the past, and may in the future, fluctuate from quarter to quarter. It is possible that our operating results in some quarters will be below market expectations. This would likely cause the market price of our common stock to decline. Our quarterly operating results are affected by a number of factors, including:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	decreases in the overall average selling prices of our platforms;

•	changes in the relative sales mix of our platforms;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components, such as hard disk drives, used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	unplanned additional expenses such as mask set revisions;

•	product obsolescence and our ability to manage product transitions;

•	our ability to successfully develop, introduce and sell new or enhanced platforms in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. As we are operating in a new industry segment, we have limited historical financial data from which to predict future sales for our platforms. As a result, it is difficult for us to forecast our future revenue and budget our operating expenses accordingly. Our operating results would be adversely affected to the extent customer orders are cancelled or rescheduled. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

We have incurred losses since inception and may incur losses in the future. We may not be able to generate sufficient revenue in the future to achieve or sustain profitability.

We have incurred net losses since inception and, at September 30, 2004, we had an accumulated deficit of approximately $72.7 million. To achieve profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We may not be able to achieve or increase profitability on a quarterly or an annual basis. If we do not achieve or sustain profitability or otherwise meet the expectations of securities analysts or investors, the market price of our common stock will likely decline.

If we are unable to develop successful new platforms or other products to keep pace with rapid technological change, we will be unable to expand our business and our operating results and competitive position would be harmed.

The consumer electronics market is characterized by rapidly changing technology requiring improved features, such as lower power or smaller size. This requires us to continuously develop new platforms or other products and enhancements for existing platforms to keep pace with evolving industry standards and rapidly changing customer requirements. We may not have the financial resources necessary to fund future innovations. Even if we have sufficient financial resources to fund future innovations, if our future innovations produce technology that is behind that of our competitors, we may lose customers. Similarly, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our platforms until the consumer electronics market is ready to accept them. If we are unable to successfully define, develop and introduce competitive new platforms or other products and enhance existing platforms, we may not be able to compete successfully. In addition, if we, or our customers, are unable to manage product transitions, our business and results of operations would be negatively affected.

Development of new platforms and products may require us to obtain rights to use intellectual property that we currently do not have. If we are unable to obtain or license the necessary intellectual property on reasonable terms or at all, our product development may be delayed and the gross margins on our planned products may be less than anticipated, and our business and results of operations would be negatively affected.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

We face competition from a large number of competitors, including Intel, Philips Semiconductor, SigmaTel, Telechips and Texas Instruments. We expect to face increased competition in the future. In particular, we face competition from semiconductor companies which have traditionally focused on flash-based players. We may also face competition from some of our customers who have developed products or technologies internally which are competitive with our platforms, or who may enter into strategic relationships with or acquire existing semiconductor providers.

In addition, the consumer electronics market, which is the principal end-market for our platforms, has historically been subject to intense price competition. In many cases, low-cost, high-volume producers have entered this market and driven down gross margins. If a low-cost, high-volume producer should develop products that are competitive with our platforms, our sales and gross margins would suffer.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our potential competitors may develop and introduce new products that have lower prices, provide superior performance, provide greater processing power or achieve greater market acceptance than our platforms. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so. Our competitors may also be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. It is possible that new competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate processing capacity similar to or greater than ours into other products that we do not sell, which may make it difficult for us to gain or maintain market share. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

We believe that nearly all of our platforms sold to Inventec are incorporated in the Apple iPod product family. As a result, our business is also affected by competition in the market for hard disk drive-based personal media players. Competition in this market includes the Apple iPod and the recently introduced Sony Network Walkman NW-HD1, as well as the iRiver iHP, Rio Nitrus and the Creative NOMAD MuVo personal media players. These products compete on factors such as cost, size, battery life, storage capacity and compatibility with different types of music files. If any of these products take market share from the Apple iPod, it could harm our business and cause our revenue to decline.

If we fail to adequately forecast demand for our platforms, we may incur product shortages or excess product inventory.

Most of our revenue is derived from customers who require us to be able to provide product in excess of existing orders on relatively short notice. If these customers do not order more of our platforms than they forecast, then we could have excess inventory if we do not have other purchasers for this inventory. In this instance, we would be required to write-off excess inventory in accordance with our inventory policy. On the other hand, if we are unable to supply platforms at the levels required by our major customer, they are entitled to seek alternative supply arrangements to meet their needs. In the event of a supply shortage, we may be unable to meet the demands of our other customers. Any of these events could harm our operating results and our business.

We may place binding manufacturing orders with our manufacturing logistics partners in advance of receiving purchase orders from our customers. Changes in forecasts or timing of orders expose us to risks of inventory shortages or excess product inventory, particularly during end product transitions. Obtaining additional supply in the face of increased demand or supply shortages may be costly or impossible, particularly in the short-term, which could prevent us from fulfilling orders. As a result, an incorrect forecast may result in substantial inventory that is aged and obsolete, which could result in write-downs of excess, aged or obsolete inventory. In addition, our platforms have rapidly declining average selling prices. Therefore, our failure to adequately estimate demand for our platforms could cause our quarterly operating results to fluctuate and cause our stock price to decline.

Because of the lengthy sales cycles for our platforms and the relatively fixed nature of a significant portion of our expenses, we may incur substantial expenses before we earn associated revenue and may not ultimately achieve our forecasted sales for our platforms.

Our sales cycles from design to manufacture of our platforms can typically take nine to 12 months. Sales cycles for our platforms are lengthy for a number of reasons, including:

•	our customers usually complete an in-depth technical evaluation of our platforms before they place a purchase order;

•	the commercial adoption of our platforms by original equipment manufacturers and original device manufacturers is typically limited during the initial release of their products to evaluate performance and consumer demand;

•	new product introductions often center around key trade shows and selling seasons and failure to deliver a product in a timely manner can seriously delay or cancel introduction; and

•	the development and commercial introduction of products incorporating complex technology frequently are delayed or canceled.

As a result of our lengthy sales cycles, we may incur substantial expenses before we earn associated revenue because a significant portion of our operating expenses is relatively fixed and based on expected revenue. If customer cancellations or product changes occur, this could result in the loss of anticipated sales without allowing us sufficient time to reduce our operating expenses.

We are subject to the risk of supply problems with other components of the end products of our customers and if our customers cannot obtain sufficient supplies of these components, sales of our platforms could suffer.

In addition to our platforms, the end products of our customers that are sold to consumers also incorporate other components outside of our control, such as hard disk drives. If our customers cannot obtain sufficient supplies of these or other components, sales of our platforms could suffer because our customers may purchase fewer platforms from us than they would have otherwise purchased. For example, small form factor hard disk drive supply was constrained during 2003. We believe that this supply constraint may have caused our customers to purchase fewer platforms than they might otherwise have purchased, thus negatively impacting our revenue. Although we cannot estimate the impact on our revenue from these supply constraints, we believe that future supply problems with the other components of the end products of our customers, including small form factor hard disk drives, may negatively impact our business and revenue in the future. As a result, demand for our platforms depends on the availability of other components that we do not control.

We depend on third-party service providers to implement certain aspects of the design of our semiconductors, and to manage our foundry, test, packaging, warehouse and shipping relationships.

We rely on two third-party service providers, eSilicon Corporation, or eSilicon, and LSI Logic Corporation, or LSI Logic, to implement certain aspects of the design of our semiconductors, and to manage the manufacture, test, packaging, warehousing and shipping of our semiconductors. eSilicon and LSI Logic either provide these services directly or engage and manage other parties to provide them. As a result, we have significantly less control over certain aspects of the design and manufacture of our semiconductors and do not directly control our product delivery schedules, assembly and testing costs or quality assurance and control. We do not have long-term agreements with eSilicon or LSI Logic. We typically procure services from these suppliers on a purchase order basis. If the operations of eSilicon or LSI Logic were disrupted or their financial stability impaired, if eSilicon or LSI Logic were unable to properly manage the service providers that they retain for us or if they should choose not to devote capacity to our semiconductors in a timely manner, our business would suffer as we would be unable to produce finished platforms on a timely basis.

Because we use manufacturing logistics partners who in turn use independent foundries and subcontractors to manufacture, assemble and test our semiconductors, we may face risks such as insufficient allocation of assembly and test capacity and limited control over the associated costs and semiconductor output, or yield. Damages to third-party facilities caused by natural or man-made disasters could result in the loss of production material and a temporary disruption in the flow of material.

In addition, the cyclicality of the semiconductor industry has periodically resulted in shortages of manufacturing assembly and test capacity and other disruptions of supply. We may not be able to find sufficient suppliers at a reasonable price or at all if these disruptions occur. If we do not manage these risks adequately, our business and results of operations would be harmed.

Independent foundries manufacture the semiconductors used in our platforms, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our platforms and damage our customer relationships.

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Two outside foundries, LSI Logic in the United States, and through our relationship with eSilicon, Taiwan Semiconductor Manufacturing Company, or TSMC, in Taiwan, currently manufacture all of our semiconductors, and no single foundry manufactures more than one model of our semiconductors. As a result, we face several significant risks, including:

•	lack of manufacturing capacity and higher wafer prices;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	delays resulting from an inability to interchange production between different foundries.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. Our manufacturing logistics partners do not have a guaranteed level of production capacity with either of these foundries and it is difficult to accurately forecast our capacity needs. In addition, our manufacturing logistics partners do not have long-term agreements with any of these foundries and place orders on a purchase order basis. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, the foundries can allocate capacity to the production of other companies’ products and reduce deliveries to our manufacturing logistics partners on short notice. It is possible that foundry customers that are larger and better financed than our manufacturing logistics partners, or that have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need for our platforms. In addition, interruptions to the wafer manufacturing processes caused by a natural or man-made disaster could result in partial or complete disruption in supply until we or our manufacturing logistics partners are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our platforms could significantly delay our ability to ship our platforms and potentially damage our relationships with existing customers.

If the foundries that manufacture our semiconductors do not achieve satisfactory yields or quality, our sales could decrease and our relationships with our customers and our reputation may be harmed.

The manufacture of semiconductors is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and in some cases, cause production to be suspended or yield no output. The foundries that manufacture our semiconductors have from time to time experienced lower than anticipated manufacturing yields, including yields for our semiconductors. This often occurs during the production of new products or architectures or the installation and start-up of new process technologies or equipment. We may also experience yield problems as we migrate our manufacturing processes to smaller geometries. If the foundries that manufacture our semiconductors do not achieve planned yields, our product costs could increase, and product availability would decrease. Although to date we have not experienced unsatisfactory yields that have had a significant negative impact on our business, we believe we may face risks of unsatisfactory yields in the future.

Our semiconductors are qualified with the foundries that manufacture our semiconductors, at which time a minimum acceptable yield is established. If actual yield is below the minimum, the foundry or our manufacturing logistics partner incurs the cost of the wafers. If actual yield is above the minimum, we incur the cost of the wafers. The manufacturing yields for our new platforms tend to be lower initially. Our platform pricing is based on the assumption that an increase in manufacturing yields will continue, even with the increasing complexity of our semiconductors. Short product life cycles require us to quickly develop new platforms and to manufacture these platforms for short periods of time. In many cases, these short product life cycles will not lead to the higher manufacturing yields and declining costs typically associated with longer, high-volume manufacturing periods. As a result, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price required, we will be unable to meet our customers’ demand for our platforms or to sell those platforms at an acceptable profit margin, which would adversely affect our sales and margins and damage our customer relationships.

The facilities of the independent foundries upon which we rely to manufacture our semiconductors are located in regions that are subject to earthquakes and other natural disasters, as well as geopolitical risk and social upheaval.

The outside foundries and their subcontractors upon which we rely to manufacture all of our semiconductors are located in countries that are subject to earthquakes and other natural disasters, as well as geopolitical risk and social upheaval. Two foundries, LSI Logic in the United States and TSMC in Taiwan, currently manufacture all of our semiconductors. Any earthquake or other natural disaster in these countries could materially disrupt these foundries’ production capabilities and could result in our experiencing a significant delay in delivery, or substantial shortage, of our platforms. In addition, some of these facilities are subject to risks associated with uncertain political, economic and other conditions in Asia, such as political turmoil in the region and the outbreak of severe acute respiratory syndrome, or SARS, which could disrupt the operation of these foundries and in turn harm our business. Increased instability in these regions may also negatively impact the desire of our employees and customers to travel and the reliability and cost of transportation, thus harming our business.

Defects in our platforms could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our platforms are complex and must meet stringent quality requirements. Products as complex as ours may contain undetected hardware or software errors or defects, especially when first introduced or when new versions are released. For example, our platforms may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and significantly affect our customer relations and business reputation. If we deliver platforms with errors, defects or bugs, our credibility and the market acceptance and sales of our platforms could be harmed. Defects could also trigger warranty obligations and lead to product liability as a result of lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our platforms. A successful product liability claim against us could require us to make significant damage payments, which would negatively affect our financial results. In addition, we might incur additional costs to meet the specifications of our customers. For example, in the first quarter of 2004, we incurred additional testing costs to conform our platform to the specifications of our principal customer.

We may not obtain sufficient patent protection, which could harm our competitive position and increase our expenses.

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of September 30, 2004, in the United States we had one issued patent, two allowed patents awaiting issue and 11 patent applications pending. Our patent applications may not result in issued patents, and we cannot be certain that any issued patents will not be challenged, invalidated or declared unenforceable. Furthermore, any patents issued may provide only limited protection for our technology and the rights that may be granted under any future patents may not provide competitive advantages to us. For example, competitors could successfully challenge any issued patents or, alternatively, could develop similar technologies on their own or design around our patents. Also, patent protection in foreign countries may be limited or unavailable in areas where we would like to obtain this protection. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. For example, if our manufacturing logistics partners or the foundries which manufacture our semiconductors lose control of our intellectual property, it would be more difficult for us to take remedial measures because some of our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Our inability to enforce our intellectual property rights in some countries may harm our business.

We also rely upon trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and, if these rights are not sufficiently protected, our ability to compete and generate revenue could suffer.

We also rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We seek to protect our source and object codes for our software, and design code for our platforms, documentation and other written materials under trade secret and copyright laws. We also typically require employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. In addition, our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our intellectual property is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

The laws of other countries in which we market our platforms, such as some countries in the Asia/Pacific region, may offer little or no protection for our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so. Any inability to adequately protect our proprietary rights could harm our ability to compete, generate revenue and to grow our business.

Our intellectual property indemnification practices may adversely impact our business.

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where our platforms are a factor creating the customer’s or these third-party providers’ infringement exposure. This practice may subject us to significant indemnification claims by our customers and our third-party providers. In some instances, our platforms are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 compression standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. We are aware that some of our customers have received a notice from a third party seeking to grant a royalty bearing patent license to those customers and claiming that those customers’ manufacture and sale of products capable of decoding MP3 files violates patents which the third party has the right to enforce. In the contracts under which we distribute MP3 decoding products, we generally have agreed to indemnify our customers with respect to patent claims related to MP3 decoding technology. At least one of our key customers has requested indemnification relating to notices received from this third party. We cannot assure you that additional claims for indemnification will not be made or that these claims would not harm our business, operating results or financial condition.

We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights.

From time to time, we and our customers receive letters, including letters from various industry participants, alleging infringement of patents. Although we are not currently aware of any parties pursuing or intending to pursue infringement claims against us, we cannot assure you that we will not be subject to such claims in the future. In some cases, a company can avoid or settle litigation on favorable terms because it possesses patents that can be asserted against or licensed to the plaintiff. Since we currently hold only one patent, we would not be in a favorable bargaining position in these situations. Our third-party suppliers may also become subject to infringement claims, which in turn could negatively impact our business. We may also initiate claims to defend our intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business and could have a material adverse effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, our customers or our third-party intellectual property providers, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology, stop selling products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Also, we may be unaware of pending patent applications that relate to our platforms. Parties making infringement claims may be able to obtain an injunction, which could prevent us from selling our platforms or using technology that contains the allegedly infringing intellectual property which could have a material negative effect on our business. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of our platforms.

Our platforms incorporate third-party technology and if we were unable to continue to use this technology, our business could suffer.

We incorporate into our platforms third-party technology which we obtain pursuant to license agreements. We rely on third-party technology in our platforms and there may not be suitable alternate sources for this technology if we were to lose rights to use this technology. If these license agreements were terminated by the third parties or we otherwise lost rights to use this technology, this termination or loss could materially harm our business.

We have significant international activities and customers, and plan to continue these efforts, which subject us to additional business risks, including logistical complexity, political instability and currency fluctuations.

Our sales to the Asia/Pacific region, including Japan, accounted for approximately 99.3%, 96.1%, 98.5% and 99.6% of our revenue in 2001, 2002, 2003 and in the nine months ended September 30, 2004, respectively. We anticipate that a significant amount of our revenue will continue to be represented by sales to customers in that region. A large percentage of our sales outside the United States are made to original design manufacturer customers in Asia, who may ultimately sell their products to original equipment manufacturers outside of Asia. We also maintain an engineering facility in India, where we conduct a significant portion of our engineering activities, and may expand our international operations, such as in Asia. Increased instability in the Asia/Pacific region may adversely impact the desire of our employees and customers to travel, as well as the reliability and cost of transportation, which in turn would harm our business. Risks we face in conducting business internationally include:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	difficulties and costs in staffing and managing foreign operations such as our engineering facility in India, as well as cultural differences;

•	trade restrictions or high tariffs that favor local competition in some countries;

•	laws and business practices favoring local companies;

•	potentially adverse tax consequences;

•	potentially reduced protection for intellectual property rights, for example, in China;

•	inadequate local infrastructure;

•	financial risks, such as longer sales and payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange and rate fluctuations;

•	failure by us or our customers to gain regulatory approval for use of our platforms; and

•	political and economic instability, including wars, acts of terrorism, political unrest, a recurrence of the SARS outbreak in Asia, boycotts, curtailments of trade and other business restrictions.

Specifically, in the Asia/Pacific region, we face risks associated with a recurrence of SARS, tensions between countries in that region, such as political tensions between China and Taiwan and the ongoing discussions with North Korea regarding its nuclear weapons program, potentially reduced protection for intellectual property rights, government-fixed foreign exchange rates, relatively uncertain legal systems and developing telecommunications infrastructures. In addition, some countries in this region, such as China, have adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in that country or otherwise place them at a competitive disadvantage in relation to domestic companies.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our platforms more expensive for our international customers, thus potentially leading to a reduction in our sales and profitability. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies. To date, we have not experienced any significant reductions in sales and profitability as a result of foreign currency fluctuations. However, we believe that we may have increased risks associated with such currency fluctuations in the future.

Our business will suffer if we cannot meet increases in demand due to seasonality.

Because our platforms are designed for use in consumer electronic products, such as personal media players, our business is subject to seasonality, with increased revenue typically in the third and fourth quarters of each year, when customers place orders to meet year-end holiday demand, and lower revenue in the first and second quarters of each year. However, our recent revenue growth makes it difficult for us to accurately assess the impact of seasonal factors on our business. If we or our customers are unable to ramp up production of new or existing products to meet any increases in demand due to seasonality or other factors, our sales and operating results would suffer.

The average selling prices of our platforms have historically decreased and will likely do so in the future, which could harm our revenue and gross profits.

The average selling price of consumer electronics products historically have declined significantly over a product’s life. As a result, in the past, we have reduced the average selling prices of our platforms in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce prices in the future for mature products. In addition, a reduction in our average selling prices to one or more customers could also impact our average selling prices to other customers. A decline in overall average selling prices would harm our gross margins. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing platforms or developing new or enhanced platforms or products on a timely basis with higher selling prices or gross margins.

We do not expect to sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We have experienced significant growth in a short period of time. For example, our revenue has increased from $1.9 million in 2001 to $8.8 million in 2002, $20.9 million in 2003 and to $47.8 million for the nine months ended September 30, 2004. We may not achieve similar revenue growth rates in future periods. You should not rely on the results of any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer.

Our recent expansion has placed, and any future expansion will continue to place, a significant strain on our management, personnel, systems and resources. We plan to hire a significant number of additional employees to support an increase in research and development as well as increase our sales and marketing efforts. To successfully manage our growth and handle the responsibilities of being a public company, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers for research and development activities, sales and marketing personnel, and financial and information technology personnel;

•	continue to enhance our customer resource management and manufacturing management systems;

•	implement and improve additional and existing administrative, financial and operations systems, procedures and controls;

•	expand and upgrade our technological capabilities; and

•	manage multiple relationships with our customers, distributors, suppliers and other third parties.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new platforms and products, satisfy customer requirements, execute our business plan or respond to competitive pressures.

Because competition for qualified personnel is intense in our industry, we may not be able to recruit and retain necessary personnel, which could negatively impact the development and sales of our platforms.

We rely heavily on the services of our key executive officers, including Gary Johnson, our President and Chief Executive Officer. In addition, our technical personnel represent a significant asset and serve as the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering and sales and marketing personnel. Any of our current employees may terminate their employment with us at any time. In addition, we have an engineering facility in India, where the employee turnover rate has traditionally been significantly higher than in the United States. The competition for qualified personnel is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of qualified personnel to support our anticipated growth. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and negatively impact our ability to sell, our platforms. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for the loss of any key personnel. Also, we may have more difficulty attracting personnel after we become a public company because of the perception that the stock option component of our compensation package may not be as valuable.

In addition, we have recently expanded our management team. For example, Svend-Olav Carlsen, our Vice President and Chief Financial Officer, Richard Miller, our Vice President and Chief Technology Officer, and Scott Tandy, our Vice President of Strategic Marketing, have all joined us within the past year. If the integration of our management team does not go as smoothly as expected, it could negatively affect our ability to execute our business plan.

Our headquarters are located in California and, as a result, are subject to earthquakes and other catastrophes.

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel, which are primarily located in Santa Clara, California. Santa Clara is situated on or near known earthquake fault zones. Should an earthquake or other catastrophe, such as a fire, flood, power loss, communication failure or similar event, disable our facilities, we do not have readily available alternative facilities from which to conduct our business.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. There has been ongoing public debate whether employee stock option and employee stock purchase plans’ shares should be treated as a compensation expense and, if so, how to properly value these charges. If we elected or were required to record an expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. See note 1 of the notes to our audited consolidated financial statements for a discussion of the impact on our financial results if we were to use the fair value method. Although standards have not been finalized, and the timing of a final statement has not been established, the Financial Accounting Standards Board has announced its support for recording expense for the fair value of stock options granted.

Risks Related to Our Industry

If the personal media player does not achieve broad market adoption, our operating results will suffer.

Our platforms are designed for use in personal media players that aim to provide consumers with the ability to capture, store and play audio, photo or video content. The success of our platforms depends in part on consumers’ desire to purchase personal media players that integrate a variety of media, as well as on other companies’ willingness to design and produce personal media players and provide the necessary content. Personal media players have only been introduced to the commercial market in the last few years. The timing of broad market adoption of personal media players will depend in part on:

•	their price;

•	the availability of downloadable content;

•	consumer demands and preferences;

•	support for a broad range of digital media compression standards; and

•	the development of digital rights management standards to enable the sophisticated protection of the intellectual property rights of others.

If the personal media player market fails to develop for any reason, we may not be able to generate significant revenue from the sales of our platforms, and our financial results would suffer.

We make platforms for hard disk drive-based personal media players. Sales of our platforms may decline if the storage capacity of other technologies satisfies most consumers’ needs.

One of the main competitive advantages of hard disk drive-based personal media players is that they have greater storage capacity than alternative storage technologies, such as flash memory. Our business strategy assumes that a substantial portion of consumers will want personal media players that provide access to a very large number of songs or photos or to very memory intensive content, such as video, and as a result will demand the greater storage offered by hard disk drive-based personal media players. However, advances in alternative storage technologies could result in greater storage capacities. In addition, products using alternative storage technologies, such as flash memory, are now, and will likely remain, significantly cheaper than products using hard disk drives. If the capacity of alternative storage technologies increases significantly, or if consumers are unwilling to carry very large libraries of music or photos or very memory intensive content, then demand for our platforms may decrease, which would negatively affect the sales of our platforms and our revenue. In addition, any changes in the cost or storage capacity of alternative storage technologies relative to hard disk drives may affect demand for our platforms.

The industry standards in the personal media player market are continually evolving, and our success depends on our ability to adapt our platforms to meet these changing industry standards.

Our ability to compete depends on our ability to adapt our platforms to support relevant industry standards, such as compression algorithms, digital rights management and delivery standards. We may be required to invest significant time and effort and to incur significant expense to redesign our platforms to address relevant standards. If our platforms do not meet relevant industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins.

The emergence of alternative models for downloading digital music content may impact our business in ways we cannot anticipate.

Currently, most purchased music content is available through a pay-per-download model in which consumers purchase and own the song file which they can download and play on their personal media player. Microsoft is in the process of launching digital rights management software which is expected to provide personal media players access to music content on a subscription basis in which consumers can pay a subscription fee to rent, rather than own, the song file. The technology seeks to add a security feature to Microsoft’s digital rights management technology to allow a personal media player to determine when a specific file has expired. If this technology is successful, it could compete with existing pay-per-download music services. We cannot predict the impact on our business should this or other similar technology or other content distribution models become widely adopted. In addition, to the extent other providers of digital content or providers of platforms or components for personal media players take market share away from Apple’s iPod and iTunes products and services, our business and results of operations could be materially harmed.

The demand for personal media players is affected by general economic conditions, which could impact our business.

The United States and international economies have recently experienced a period of slow economic growth. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, turmoil in the Middle East or war in general, could contribute to a slowdown of the market demand for luxury consumer electronic products, including demand for personal media players. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our platforms, which may harm our operating results. Our business has been adversely affected by previous economic downturns. For example, during the global economic downturn in 2002 to 2003, demand for many semiconductor and consumer electronics products suffered as consumers delayed purchasing decisions or changed or reduced their discretionary spending. As a result, demand for our products suffered and we had to implement headcount reductions and restructuring initiatives to align our corporate spending with a slower than anticipated revenue growth during that timeframe.

Our ability to expand our business depends on the availability of digital content.

The demand for portable audio and video products may be adversely impacted by the adoption or enforcement of limits on file sharing and downloadable music and video or new copy protection techniques. For example, the film industry has not yet decided how or whether to regulate the access and distribution of video content. If music or video content is not readily available, the demand for personal media players that use our platforms may decline, which in turn could harm our business, financial condition and results of operations.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general and The NASDAQ National Market and technology companies in particular have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash, short-term and long-term investments and existing amounts available under our bank line of credit will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our platforms;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain other debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing, and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 22,132,255 shares of common stock outstanding. Our directors, officers and substantially all of our existing stockholders and option holders have entered into the lock-up agreements described in “Underwriting.” All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. Subject to the lock-up arrangements described in “Underwriting” and volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act, the remaining shares of common stock outstanding after this offering will be available for sale as follows:

Number of Shares	Date of Availability for Sale
32,653	Prior to 180 days after the date of this prospectus

15,849,602	Immediately upon expiration of the 180-day lock-up agreement

Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

In addition, the holders of approximately 12,876,987 shares of common stock have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $8.19 per share in net tangible book value, based on an estimated offering price of $12.00 per share of common stock. The exercise of outstanding options and warrants may result in further dilution.

We have no specific business plan for the net proceeds from this offering. Our management will therefore have broad discretion in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We intend to use the net proceeds from this offering to repay the amounts outstanding under our bank borrowings and the remainder for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have broad discretion in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately 53.6% of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions or take other actions that may not be in the best interests of our stockholders. In addition, five of our eight directors have been elected by our preferred stockholders. These directors are elected according to the terms of a voting agreement between our preferred stockholders and us, which voting agreement will terminate upon completion of this offering. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors without cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and international sales and operations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future platforms and products and for enhancements of existing platforms;

•	elements of our growth strategy;

•	our intellectual property;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	statements regarding our potential legal proceedings; and

•	our ability to attract customers.

In some cases, you can identify forward-looking statements by such terms as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains statistical data that we obtained from industry publications and reports generated by International Data Corporation, or IDC. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that we will receive net proceeds of $67,600,000 from our sale of the shares of common stock offered by us in this offering, assuming an initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $78,062,500.

The principal purposes for this offering are to increase our working capital, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility in our markets. We intend to use the net proceeds to repay the then outstanding balance under our bank borrowings, and to use the remainder for general corporate purposes, including working capital. As of September 30, 2004, our outstanding bank borrowings were $2.3 million, all of which were under our capital expenditure term loans. Our term loans are required to be repaid in monthly installments through June 2006 and bear an annual interest rate at the bank’s prime interest rate plus from 0.5% to 1.0%, but not less than 4.5% (an actual rate of 5.25% to 5.75% at September 30, 2004) and will expire in June 2006. We do not have more specific plans for the net proceeds from this offering. We may also use a portion of the net proceeds to acquire businesses, products and technologies that we believe will complement our business. We are not currently engaged in any negotiations for any acquisitions.

We have not yet determined all of our anticipated expenditures and therefore cannot estimate the amounts to be used for all of the purposes discussed above. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any. In addition, our bank line of credit currently prohibits the payment of cash dividends without the prior written consent of the bank.

CAPITALIZATION

The following table describes our capitalization as of September 30, 2004 on an unaudited basis:

•	on an actual basis; and

•	on a pro forma basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 12,854,231 shares of common stock upon completion of this offering and the filing of our restated certificate of incorporation upon completion of this offering, as adjusted to further reflect the sale of 6,250,000 shares of common stock by us in this offering at the estimated initial public offering price of $12.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and to reflect the repayment of our then outstanding bank borrowings as described under “Use of Proceeds.”

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2004
	Actual	Pro Forma As Adjusted
	(Unaudited)
	($ in thousands except share and per share data)
Bank borrowings	$2,312	$—

Convertible preferred stock, $.0001 par value per share; 48,835,362 shares authorized, 28,773,157 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma as adjusted	85,110	—

Other redeemable securities	326	—

Stockholders’ equity (deficit):
Preferred stock, $.0001 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $.0001 par value per share; 60,000,000 shares authorized, 3,028,024 shares issued and outstanding, actual; 250,000,000 shares authorized, 22,132,255 shares issued and outstanding, pro forma as adjusted	9,007	162,043
Deferred stock-based compensation	(4,989)	(4,989)
Accumulated deficit	(72,698)	(72,698)

Total stockholders’ equity (deficit)	(68,680)	84,356

Total capitalization	$19,068	$84,356

The number of pro forma as adjusted shares shown as issued and outstanding in the table above is based on the number of shares of our common stock outstanding as of September 30, 2004, and excludes:

•	2,275,051 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2004, at a weighted average exercise price of $2.3139 per share;

•	1,787,499 shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan;

•	22,477 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2004, that can be exercised after the completion of this offering, at weighted average exercise prices of between $4.545 per share and $22.50 per share; and

•	836 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2004, that will expire if not exercised prior to completion of this offering.

As of September 30, 2004, 68,977 shares remained available for future issuance under our 1999 stock option plan. Upon the completion of this offering, no shares of common stock will remain available for option grants under this plan.

DILUTION

Our net tangible book value (deficit) as of September 30, 2004 was approximately $(68.7) million, or $(22.68) per share of common stock and was approximately $1.06 per share of common stock, assuming the conversion on September 30, 2004 of all of our outstanding shares of preferred stock into 12,854,231 shares of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of September 30, 2004. Dilution in net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering.

After giving effect to the sale of the 6,250,000 shares of common stock by us in this offering at the estimated initial public offering price of $12.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of $2.3 million of the net proceeds from this offering to repay amounts outstanding under our bank borrowings, our net tangible book value as of September 30, 2004 would have been approximately $84.4 million, or $3.81 per share of common stock. This represents an immediate increase in net tangible book value of $2.75 per share of common stock to existing stockholders and an immediate dilution in net tangible book value of $8.19 per share to new investors purchasing shares of common stock in this offering. If the offering price is higher or lower, the dilution to new investors will be greater or less.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Net tangible book value (deficit) per common share as of September 30, 2004	$(22.68)

Increase per share assuming the conversion of all outstanding preferred stock as of September 30, 2004	23.74
Increase in net tangible book value per share attributable to new investors	2.75

Net tangible book value per share as adjusted after this offering		3.81

Dilution to new investors		$8.19

The following table summarizes, as of September 30, 2004, the number of shares of common stock purchased from us at the estimated initial public offering price of $12.00 per share, the total cash consideration paid and the average cash price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses, and after giving effect to the conversion of all of our shares of convertible preferred stock into 12,854,231 shares of our common stock.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common and preferred stockholders	15,882,255	71.8%	$84,899,857	53.1%	$5.35
New investors	6,250,000	28.2	75,000,000	46.9	12.00

Total	22,132,255	100.0%	$159,899,857	100.0%	$7.22

The table above also assumes no exercise of any outstanding stock options or warrants outstanding as of September 30, 2004, of which warrants to purchase 22,477 shares of our common stock do not expire upon completion of this offering and warrants to purchase 836 shares of common stock will expire if not exercised prior to completion of this offering. As of September 30, 2004, there were 2,275,051 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $ 2.3139 per share. In addition, there are 1,787,499 shares of common stock reserved for future issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan. As of September 30, 2004, 68,977 shares remained available for future issuance under our 1999 stock option plan. Upon the completion of this offering, no shares of common stock will remain available for option grants under this plan.

As of September 30, 2004, assuming the conversion of all outstanding shares of convertible preferred stock into common stock and the exercise and payment of all outstanding options and warrants and after giving effect to this offering, net tangible book value would have been approximately $90.5 million, representing dilution of $8.29 per share to new investors. The table below assumes the exercise of all stock options and warrants to purchase shares of our common stock outstanding at September 30, 2004:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing common and preferred stockholders	15,882,255	65.0%	$84,899,857	51.1%	$5.35
Shares subject to options and warrants	2,298,364	9.4	6,179,292	3.7	2.69

Subtotal	18,180,619	74.4	91,079,149	54.8	5.01
New investors	6,250,000	25.6	75,000,000	45.2	12.00

Total	24,430,619	100.0%	$166,079,149	100.0%	$6.80

If the underwriters’ over-allotment option is exercised in full and assuming no exercise of any such outstanding stock options or warrants to purchase our common stock, the number of shares of common stock held by existing stockholders will be reduced to 68.8% of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to 7,187,500 shares or 31.2% of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements that are included elsewhere in this prospectus, which were audited by Deloitte & Touche LLP. The selected consolidated balance sheet data as of December 31, 2001 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of December 31, 1999 and 2000 and the selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 have been derived from our audited consolidated financial statements not included in this prospectus which were audited by other auditors whose report is not included in this prospectus. The selected consolidated statements of operations data and the consolidated balance sheet data dated for and as of the nine months ended September 30, 2003 and 2004 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus.

The unaudited interim financial statements have been prepared on the same basis as our audited financial statements and, in our opinion, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the results of operations and financial position for those periods and as of that date. The historical results are not necessarily indicative of the results to be expected for any future periods and the results for the nine months ended September 30, 2004 should not be considered indicative of results expected for the full fiscal year.

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
						(Unaudited)
	($ in thousands, except per share data)
Consolidated statements of operations data:
Revenue	$—	$—	$1,877	$8,763	$20,939	$12,856	$47,839
Cost of revenue	—	—	1,494	5,676	12,274	7,235	28,436

Gross profit	—	—	383	3,087	8,665	5,621	19,403
Operating expenses:
Research and development	1,325	10,204	17,248	16,563	11,103	8,690	9,496
Selling, general and administrative	651	4,658	8,136	8,611	5,072	3,800	4,810
Stock-based compensation*	8	183	588	554	473	354	5,062

Total operating expenses	1,984	15,045	25,972	25,728	16,648	12,844	19,368

Operating income (loss)	(1,984)	(15,045)	(25,589)	(22,641)	(7,983)	(7,223)	35
Interest income (expense) and other, net	6	276	335	121	(63)	(64)	6

Income (loss) before income taxes	(1,978)	(14,769)	(25,254)	(22,520)	(8,046)	(7,287)	41
Provision for income taxes	—	—	—	—	—	—	172

Net income (loss)	$(1,978)	$(14,769)	$(25,254)	$(22,520)	$(8,046)	$(7,287)	$(131)

Basic and diluted net income (loss) per share (1)	$(155.36)	$(679.56)	$(1,151.36)	$(968.35)	$(124.17)	$(153.90)	$(0.09)

Shares used in computing basic and diluted net income (loss) per share	12,732	21,733	21,934	23,256	64,800	47,349	1,504,112

* Stock-based compensation expense consists of:

Research and development	$—	$66	$—	$—	$—	$—	$283
Selling, general and administrative	8	117	588	554	473	354	4,779

	$8	$183	$588	$554	$473	$354	$5,062

(1)	The basic and diluted net income (loss) per share computation excludes potential shares of common stock issuable upon conversion of convertible preferred stock and exercise of options and warrants to purchase common stock as their effect would be antidilutive. See note 1 of the notes to our consolidated financial statements for a detailed explanation of the determination of the shares used in computing basic and diluted income (loss) per share.

	As of December 31,					As of September 30, 2004
	1999	2000	2001	2002	2003
						(Unaudited)
	($ in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$3,088	$13,595	$4,332	$16,078	$10,778	$7,733
Working capital	2,005	12,905	2,371	16,179	9,615	16,384
Total assets	4,320	16,881	11,482	23,771	18,664	40,693
Long-term obligations, less current portion	209	225	182	869	502	840
Convertible preferred stock	4,965	31,312	47,252	83,163	83,163	85,110
Other redeemable securities	—	—	—	—	—	326
Total stockholders’ equity (deficit)	(1,952)	(16,450)	(41,632)	(65,023)	(72,576)	(68,680)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus.

General

We are a fabless semiconductor company that designs, develops and markets comprehensive platform solutions, including a system-on-chip, firmware and software, for manufacturers of feature-rich, hard disk drive-based personal media players. Personal media players are battery-powered, portable devices to capture, store and play digital media such as audio, photos, and in the future, video. Our platform solutions are designed to enable personal media players to manage thousands of digital media files and allow our customers to build intuitive and customizable user interfaces. Our customers use our platforms to produce high-performance, feature-rich, differentiated personal media players in a cost-effective manner with fast time to market. Our key customers include leading manufacturers such as Inventec, who manufactures products for Apple Computer Inc. and other companies.

Overview

We were founded in 1999 and introduced our first-generation system-on-chip, or SoC, in 2000. To date, we have introduced four SoC product generations and multiple versions of our firmware and software development kits. Our platforms include an SoC, firmware and software, and we do not sell or recognize revenue on these components separately. We began generating revenue in 2001, and have since increased our revenue from $1.9 million in 2001, to $8.8 million in 2002, $20.9 million in 2003 and $47.8 million in the nine months ended September 30, 2004. We generated net losses of $25.3 million, $22.5 million, $8.0 million and $131,000 in 2001, 2002, 2003 and in the nine months ended September 30, 2004, respectively. The net income (loss) included non-cash, stock-based compensation charges of $588,000, $554,000, $473,000 and $5.1 million in 2001, 2002, 2003 and in the nine months ended September 30, 2004, respectively. These charges are described in more detail under “Financial Operations Overview—Stock Compensation Expense.”

We have grown our employee base from six at inception to 156 people as of September 30, 2004 in four countries, with approximately one-half of our employees, primarily engineering staff, located in India. In August 2002 and January 2003, we initiated headcount reductions and restructuring initiatives which resulted in a reduction in staff of approximately 60 people. The headcount reductions and restructuring initiatives were undertaken to align our corporate spending with a slower than anticipated revenue growth during that timeframe. Specifically, we had originally expected a more rapid adoption of hard disk drive-based personal media players and planned our resources accordingly. Due to a worldwide unfavorable economic environment, including the economic downturn in the United States in 2002 and 2003, consumer demand for hard disk drive-based personal media players did not materialize as we expected during that time. During that period, demand for many semiconductor and consumer electronics products suffered as consumers delayed purchasing decisions or changed or reduced their discretionary spending. We expect that if and when similar unfavorable economic conditions occur, it could have a similar effect on demand for semiconductor and consumer electronics products in the future and our business could be negatively affected. In addition, if the current economic recovery slows down, we may experience decreases in the demand for our platforms, which may harm our business. Since the headcount reduction, we have since increased our staff by 47 employees. We expect that our headcount will increase further to support our expected growth.

Since inception, we have had one major customer, Inventec, an original design manufacturer, or ODM, based in Asia which manufactures products for Apple and other companies. Inventec continues to be our major customer, accounting for 99.3%, 88.4%, 84.6% and 92.5% of our revenue in 2001, 2002 and 2003 and in the nine months ended September 30, 2004, respectively.

We currently have approximately 10 customers. In addition to seeking to expand relationships with our existing customers, our strategy is to pursue new customers aggressively and diversify our customer base by focusing on leading global consumer electronics companies and their ODM partners. We intend to continue to focus primarily on customers that produce small form factor, hard disk drive-based personal media players. Some of our customer relationships, other than Inventec, have been developed over a short period of time and are generally in the preliminary stages. We cannot assure you that these customers will generate significant revenue, that we will be able to retain these customers or that we will continue to be successful in attracting new customers. We expect that we will continue to depend upon a relatively limited number of customers for substantially all of our revenue for the foreseeable future.

We market and sell our platforms worldwide through a combination of direct sales personnel, independent sales representatives and distributors. Substantially all of our revenue comes from ODM customers in Asia. A significant amount of the systems designed and manufactured by these customers are then sold to original equipment manufacturers, or OEMs, and consumer electronics companies outside of Asia. Our sales to Asia, including Japan, accounted for approximately 99.3%, 96.1%, 98.5% and 99.6% of our revenue in 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively. We anticipate that a significant amount of our revenue will continue to be generated by sales to customers in that region. All of our sales are denominated in United States dollars.

Because our platforms are designed for use in consumer electronics products, such as personal media players, we expect our business to be subject to seasonality, with increased revenue typically in the third and fourth quarters of each year when customers place orders to meet year-end holiday demand. However, our recent rapid revenue growth makes it difficult for us to assess the impact of seasonal factors on our business.

Our internal forecasting and planning is based in part on customer forecasts we receive. As we are operating in a relatively new industry segment, availability of current market forecasts for hard disk drive-based personal media players is limited. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, backlog is not a good indicator of our future sales. Cancellations of customer orders or changes in product specifications could result in the loss of anticipated sales without allowing us sufficient time to reduce our inventory and operating expenses.

We outsource to independent third parties the implementation of certain design aspects of our SoCs and all of our manufacturing logistics, including the manufacturing, test, packaging, warehousing and shipping of our SoCs. By outsourcing these functions, we are able to focus more of our financial resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility.

Financial Operations Overview

The following describes certain line items in our statements of operations:

Revenue

We generate revenue from sales of our platforms. The main factors which impact our revenue are unit volumes shipped and average selling prices. We have experienced quarter-over-quarter unit volume increases for the past five quarters while we have seen average selling prices decline over time as our platforms have matured in the market. Overall, we expect average selling prices for our platforms to decline over time as products mature. Our revenue recognition policy is described in more detail under “Critical Accounting Policies and Estimates.”

Cost of Revenue

Cost of revenue consists primarily of the cost of finished goods and, to a lesser extent, personnel and occupancy associated with manufacturing support, quality assurance and internal inventory handling. Cost of finished goods includes the cost for fully packaged and tested semiconductors that we purchase from our manufacturing logistics partners. On occasion, cost of revenue may additionally include a component for write-offs of certain inventories based on lower demand and lower average selling prices expected in future periods.

Gross Profit and Gross Margin

Gross profit results from deducting cost of revenue from revenue. The gross margin is the percentage derived from dividing gross profit by revenue. Our gross margin each quarter is affected by a number of factors, including product pricing and our product mix, as well as the negotiated price for our finished goods and potential adjustment to our inventory reserves. In the nine months ended September 30, 2004, we sold inventory with an original cost of approximately $200,000, which had been previously written-off in 2003 due to changes in customer demand for a particular SoC platform in accordance with our inventory valuation policy. Our inventory policy is described in more detail under “Critical Accounting Policies and Estimates.”

Operating Expenses

Research and development expense consists primarily of salaries, bonuses, benefits and related overhead costs for engineering personnel, non-recurring engineering costs, such as prototype wafers and mask sets, costs of outside engineering services from contractors and consultants and depreciation of engineering equipment. Before releasing new products, we incur charges for prototype wafers and mask set revisions, which can cause a fluctuation in research and development expense. Some of our development costs have been offset by amounts we receive from our customers on non-recurring engineering services arrangements where we are reimbursed for a portion of our engineering costs. Typically, these services are for the development of customized product designs for customers during the early pre-production stage. The costs of these development projects are expensed as incurred and the reimbursement is recognized when the development is accepted by the customer. The reimbursements against research and development expense on these research activities were approximately $0, $365,000, $802,000 and $391,000 in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively. In the future, we do not expect reimbursements from engineering services to be significant. We expect our research and development expense to increase in absolute dollars as we continue to invest to develop new products to be competitive in the future.

Selling, general and administrative expense consists primarily of salaries, bonuses, benefits and related overhead costs for sales, marketing and administrative personnel, legal and accounting services as well as marketing activities. We expect selling, general and administrative expense to increase in absolute dollars as we expand our sales and marketing efforts, hire additional personnel and incur other costs related to the anticipated growth of our business, our operations as a public company and improvements to our information technology infrastructure.

Stock Compensation Expense

Stock-based compensation includes two components, the amortization of deferred stock compensation and variable stock-based compensation. Deferred stock compensation results from the grant of stock options at exercise prices less than the deemed fair value of the underlying common stock on the grant date for directors, officers and employees. Variable stock-based compensation equals the deemed fair value of stock options and warrants granted to consultants. As of September 30, 2004, we had approximately $5.1 million of deferred stock compensation. We are amortizing deferred stock compensation on a straight-line basis. Amortization of deferred stock compensation expense was zero in 2001, 2002 and 2003, and $1.3 million for the nine months ended

September 30, 2004. We currently expect to incur amortization of deferred stock-based compensation of a total of approximately $1.6 million in 2004, $1.4 million in 2005 and 2006, respectively, and $1.3 million in 2007.

Variable stock-based compensation results from the difference between the fair value of the stock award and the price at which the instrument can be exercised. We recorded variable stock-based compensation of $2.8 million for the nine months ended September 30, 2004 related to an option award to a director, as well as a note to a stockholder, who is also a director, for consulting services. Variable stock-based compensation was $588,000, $554,000 and zero in 2001, 2002 and 2003 and was related to consulting services in prior periods. Because all such instruments have vested or have been terminated, we do not expect to incur variable stock-based compensation from these instruments after the third quarter of 2004. We report employee stock-based compensation as a separate expense rather than including it in the functional category to which it relates, as we believe it provides more meaningful comparison.

Other Income (Expense), Net

Other income (expense), net consists of interest earned on our cash and investments, offset by interest expense associated with our bank borrowings.

Provision for Income Taxes

We recognize deferred assets and liabilities on differences between the book and tax basis of assets and liabilities using currently effective rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. We continually review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we continuously evaluate our tax contingencies and recognize a liability when we believe that it is probable that a liability exists. We have recorded a provision of approximately $172,000 for federal alternative minimum taxes for the nine months ended September 30, 2004. We did not record any income taxes prior to such period.

As of September 30, 2004, we had federal net operating loss carryforwards of approximately $57.5 million and state net operating loss carryforwards of approximately $24.7 million. These federal and state net operating loss carryforwards expire at various dates from 2008 through 2023, if not utilized. We also had research and development credit carryforwards of approximately $2.3 million for federal and approximately $1.3 million for state tax purposes. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. Due in part to equity financings, we experienced “ownership changes” as defined in Section 382 of the Code. Accordingly, our use of the net operating loss carryforwards and credit carryforwards may be limited by the annual limitations described in Sections 382 and 383. As a result of California legislation, the utilization of our California state net operating loss carryforwards was suspended for 2003 and may be similarly limited in the future.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our most critical policies include: (a) revenue recognition, which impacts the recording of revenue; (b) valuation of inventories, which impacts cost of revenue and gross margin; and (c) stock option valuation, which impacts the disclosure and recognition of stock compensation. We also have other key accounting policies that are less subjective, and therefore, their application would not have a material impact on our reported results of operations. The following is a discussion of our most critical policies, as well as the estimates and judgments involved.

Revenue Recognition

We sell our platforms to OEMs, ODMs and distributors and recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. Revenue to customers is recorded at the later of the time of shipment when title and risk of loss passes to the customer or when customer acceptance periods expire, generally within 15 days of receipt by the customer. In such instances, we record a trade receivable for the selling price since there is a legally enforceable right to payment, reduce inventory for the carrying value of goods shipped since legal title has passed to the customer, and record the gross margin as “Deferred income” on the consolidated balance sheet until expiration of the acceptance period.

Inventory

We continually assess the recoverability of our inventory based on assumptions about customer demand and market conditions. Our policy calls for writing off inventory for estimated lower of cost or market, obsolescence or unmarketable inventory. The write-offs is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-offs may be required that could adversely affect our operating results. If actual market conditions are more favorable, we may have higher gross margins when products incorporating inventory that was previously written down are sold. In the nine months ended September 30, 2004, we sold inventory with an original cost of approximately $200,000, which had been previously written-off in 2003 due to changes in customer demand for a particular SoC platform in accordance with our inventory valuation policy.

Stock Compensation

We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, or APB 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under SFAS No. 123, Accounting for Stock-Based Compensation. Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the deemed fair market value of the stock on the date of grant and the exercise price, number of shares issuable under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our consolidated financial statements, consisting of the expected life of the option, risk-free interest rate and dividend yield.

We grant options and warrants to employees and consultants. Stock-based compensation includes the fair value of instruments issued to consultants and the amortization of deferred stock compensation associated with options to employees. The fair value of instruments to consultants is based on management’s estimates using Black Scholes option pricing models. Instruments to consultants which are not fully vested are subject to periodic revaluation (variable accounting), over the vesting term. These fair value estimates are based on a number of variables, including the fair value of the stock underlying the instrument, which are subject to change over the lives of the instruments.

We record deferred stock-based compensation which consists of the amounts by which the estimated fair value of the stock underlying the employee option exceeds the exercise price at the date of grant or other measurement date, if applicable. In determining the fair value of our common stock at the dates of grant of stock awards, we were unable to rely on a public trading market for our stock, recent stock sales to unrelated third parties or third party valuations of our common stock. As a result, we have relied on numerous objective and subjective factors and methodologies to value our common stock at different stages of our growth.

As we began the process of preparing for our initial public offering, we developed a preliminary valuation using a market comparable approach as of August 2004, the date of the initial filing of our registration statement in connection with this offering. We examined the price/earnings (P/E) based trading multiples of comparable companies, including competitors and other similar publicly traded companies, including more recent comparable semiconductor IPOs. We also considered the results of operations, market conditions, competitive position and the stock performance of these companies, as well as our financial forecasts for the years 2004 and 2005, as constantly updated, to develop our valuation. For purposes of this recent valuation, we allocated the estimated values to outstanding convertible preferred stock based on underlying conversion ratios rather than attributing any value to liquidation premiums. We considered the valuation performed by management using the multiples of comparable companies to be the best available tool for projections of the ultimate IPO pricing range for purposes of valuing our stock awards.

The fair value of the common stock granted prior to our consideration of a public offering of securities was originally estimated by the Board of Directors. We did not obtain contemporaneous valuations by unrelated valuation specialists because, at the time of the issuances of stock awards during prior periods, our efforts were focused on development of products and creation of significant customer relationships and we believed the more likely outcome for liquidation was through an acquisition. We considered our financial performance and growth since July 2003 as our earnings growth rates have contributed to the increase in the fair values of our shares. In addition, despite earlier contacts of a general nature with investment banks, we did not initiate contact with investment banks until June of 2004 to discuss our intention to engage in the IPO process and, although we discussed general valuations, we did not receive preliminary pricing information as part of these discussions. Accordingly, we did not base our valuation of our stock options granted during 2004 on pricing information received from investment banks. However, based on input received from various investment banks during the underwriter selection process and, as discussed above, we examined the P/E based trading multiples of comparable companies. In August 2004, we reassessed values at various important milestones in our corporate development, including the hiring of our executive team including Gary Johnson as our Chief Executive Officer in May 2003 and Svend-Olav Carlsen as our Chief Financial Officer in June 2004, the ramping of sales to our most significant customer in 2003, and the establishment and subsequent updating of our annual operating plans for 2004 and 2005. These reassessed values were derived using a market comparable approach and did not factor value of liquidation preferences of convertible preferred stock. Prior to July 2003, we derived the value of our common stock from the liquidation values and purchase prices of our convertible preferred stock.

On October 21, 2004, we received filing range indications from the underwriters. The following table shows the increase in the reassessed fair value of our common stock at recent grant dates:

Stock Award Grant Dates	Exercise Price Per Share	Fair Market Value Per Share
Through June 2003	$0.45	$0.45
July 1, 2003 through December 31, 2003	$0.45	$0.45 – 3.21
January 1, 2004 through March 31, 2004	$0.45	$3.21 – 8.85
April 1, 2004 through July 31, 2004	$0.45 – 5.70	$8.85 – 10.68
August 1, 2004 through September 30, 2004	$9.72	$10.68 – 11.67
October 1, 2004 through October 25, 2004	$9.72	$11.67 – 12.00

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by selected items from our consolidated statements of operations.

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	79.6	64.8	58.6	56.3	59.4

Gross margin	20.4	35.2	41.4	43.7	40.6
Operating expenses:
Research and development	918.9	189.0	53.0	67.6	19.8
Selling, general and administrative	433.5	98.3	24.2	29.6	10.1
Stock-based compensation	31.3	6.3	2.3	2.8	10.6

Total operating expenses	1,383.7	293.6	79.5	100.0	40.5

Operating income (loss)	(1,363.3)	(258.4)	(38.1)	(56.3)	0.1
Other income (expense), net	17.9	1.4	(0.3)	(0.5)	—

Net income (loss) before income taxes	(1,345.4)	(257.0)	(38.4)	(56.8)	0.1
Provision for income taxes	—	—	—	—	(0.4)

Net income (loss)	(1,345.4)%	(257.0)%	(38.4)%	(56.8)%	(0.3)%

Nine Months Ended September 30, 2003 and 2004

Revenue.    Revenue increased from $12.9 million in the nine months ended September 30, 2003 to $47.8 million in the nine months ended September 30, 2004, a 272% increase. This increase was primarily due to an approximately 418% increase in unit shipments of our platforms, partially offset by an approximately 28% decline in our overall average selling prices as certain products matured. We expect the trend of declining average selling prices for existing products to continue as these products mature further in the market, although we expect to sell new products with enhanced features at relatively higher prices initially. Overall, however, we expect the average selling prices for our products in aggregate to decline over time, which may have a negative impact on our future margins if we cannot reduce our associated costs accordingly. Our increased sales volumes were primarily due to the continued growth of the HDD-based personal media player market and the introduction of our new PP5020 SoC into the market at the end of 2003. Revenue on export sales from the United States to the Asia/Pacific region, including Japan, increased from 98.6% in the nine months ended September 30, 2003 to 99.6% in the nine months ended September 30, 2004. Sales to Inventec accounted for 92.5% of our revenue in the nine months ended September 30, 2004 compared to 84.8% of our revenue in the nine months ended September 30, 2003.

Cost of revenue and gross margin.    Cost of revenue increased from $7.2 million in the nine months ended September 30, 2003 to $28.4 million in the nine months ended September 30, 2004, a 293% increase. This increase was primarily due to an increase in unit shipments of our platforms and the associated costs to produce and support these higher unit volumes, partially offset by an approximately 25% decline in our average unit cost as we were able to negotiate more favorable pricing from our manufacturing logistics partners.

Gross margin was 43.7% in the nine months ended September 30, 2003 and 40.6% in the nine months ended September 30, 2004. We recognized revenue of approximately $234,000 in the nine months ended September 30, 2004 on the sale of previously written-off inventory for our PP5003 SoC with an original cost of approximately $200,000. This favorable impact on our gross margin was offset by the write-off of approximately $58,000 for physical impairment and approximately $315,000 for excess and obsolete inventory for older generation products in excess of future demand as most of our principal customers had successfully transitioned to our latest product by the end of the second quarter of 2004. In addition, gross margin in the first nine months of 2004 was also negatively impacted by approximately $375,000 of costs incurred to conform our latest platform to the specifications of our principal customer and $251,000 to expedite manufacture of this platform to this customer. We expect additional inventory write-offs from time to time and our gross margin to fluctuate as we introduce new platforms and products and as the market for our platforms becomes more competitive. We expect that future sales, if any, of our current balance of written-off inventory would not have a material impact on our future gross profits.

Research and development.    Research and development expense increased from $8.7 million in the nine months ended September 30, 2003 to $9.5 million in the nine months ended September 30, 2004, a 9% increase. Approximately $570,000 of the increase was due to an increase in personnel-related expenses resulting from a 23% increase in research and development headcount in the nine months ended September 30, 2004 over the nine months ended September 30, 2003, during the first quarter of which we had a reduction in workforce. The majority of this headcount increase occurred in the third quarter of 2004. In addition, approximately $493,000 of the increase in research and development expenses was due to an increase in engineering-related expenses. Most of our engineering expenses related to supporting hardware and software modifications on our current product and to design work on future product generations. Overall, the increase was offset by a decrease of $284,000 in depreciation expenses as a result of reduced capital expenditures. We expect to continually increase our spending for the development of future product generations in the remainder of 2004.

Selling, general and administrative.    Selling, general and administrative expense increased from $3.8 million in the nine months ended September 30, 2003 to $4.8 million in the nine months ended September 30, 2004, a 27% increase. The increase of approximately $1.0 million was primarily due to an increase of $531,000 in personnel-related expenses, resulting from a 50% increase in selling, general and administrative headcount based in United States in the nine months ended September 30, 2004 over the nine months ended September 30, 2003, during the first quarter of which we had a reduction in workforce, an increase of $254,000 in marketing and travel-related expenses, and an increase of $233,000 in professional services-related expenses, including accounting and legal expenses.

Stock-based compensation.    Stock-based compensation expense increased from $354,000 in the nine months ended September 30, 2003 to $5.1 million in the nine months ended September 30, 2004, a 1,330% increase. Approximately $1.3 million of this increase was due to an increase in amortization of deferred stock-based compensation related to employee grants as the fair value of our common stock increased during the past twelve months. Under the intrinsic-value method of accounting for stock-based compensation arrangements for employees, compensation cost is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. In addition, approximately $2.0 million of the overall increase was associated with a non-recourse promissory note issued by a director in exchange for his consulting services to us and an additional $779,000 was associated with 400,000 options granted to a director in connection with his management services to us. We also recorded approximately $630,000 in additional stock-based compensation in connection with the early termination of the director’s consulting services. Further, an additional $326,000 in stock-based compensation in the nine months ended September 30, 2004 was associated with common stock warrants offered to our chief executive officer in connection with a bonus award.

Years Ended December 31, 2002 and 2003

Revenue.    Revenue increased from $8.8 million in 2002 to $20.9 million in 2003, a 139% increase. This increase was primarily due to an approximately 196% increase in unit shipments of our platforms from the continued growth in PP5002 SoC shipments and the initial sales of our PP5003 SoC, partially offset by an approximately 19% decline in our average selling prices. Revenue on export sales from the United States increased from 97.4% of our revenue in 2002 to 99.8% in 2003. Inventec accounted for 88.4% of our revenue in 2002 and 84.6% of our revenue in 2003.

Cost of revenue and gross margin.    Cost of revenue increased from $5.7 million in 2002 to $12.3 million in 2003, a 116% increase. This increase was primarily due to an increase in unit shipments of our platforms and the associated costs to produce and support these higher unit volumes, partially offset by an approximately 27% decline in our average unit cost.

Gross margin was 35.2% in 2002 and 41.4% in 2003. The increase in gross margin in 2003 was primarily due to a cost reduction on our PP5002 SoCs from increased production volume, more than offsetting a decrease in average selling prices and an inventory write-off of $607,000 for excess and obsolete products on hand. Approximately $407,000 of this inventory write-off was due to a decrease in demand for a certain product as a customer decided to cease manufacturing. As another customer reduced its forecast we wrote off an additional $200,000 of inventory in the last quarter of 2003, which was however subsequently sold to this customer and increased our gross margins in the first two quarters of 2004.

Research and development.    Research and development expense decreased from $16.6 million in 2002 to $11.1 million in 2003, a 33% decrease. The decrease of $5.5 million was due to various factors, including a net decrease of approximately $2.7 million in personnel costs associated with reductions in workforce in the third quarter of 2002 and the first quarter of 2003, in which we reduced our engineering headcount. In addition, a reduction in non-recurring engineering expenses due to a lower level of engineering activity, stricter budgetary controls with a focus on the most significant projects and an increased level of amounts received on engineering service arrangements with certain customers resulted in approximately $2.5 million in savings. Also, in 2003, depreciation decreased by approximately $350,000 as a result of reduced capital expenditures.

Selling, general and administrative.    Selling, general and administrative expense decreased from $8.6 million in 2002 to $5.1 million in 2003, a 41% decrease. This decrease of approximately $3.5 million was due to various factors, including a net decrease of approximately $2.6 million in personnel-related expenses associated with reductions in workforce in the third quarter of 2002 and the first quarter of 2003 in which we reduced our selling, general and administrative headcount. In addition, stricter budgetary controls resulted in approximately $1.0 million in savings. Also in 2003, depreciation decreased approximately $24,000 as a result of reduced capital expenditures.

Other income (expense), net.    Other income, net, was $121,000 in 2002 compared to other expense, net, of $63,000 in 2003. This decrease was primarily due to the increases in interest expense from additional term loans and decreases in interest income earned on lower balances of cash and cash equivalents.

Years Ended December 31, 2001 and 2002

Revenue.    Revenue increased from $1.9 million in 2001 to $8.8 million in 2002, a 367% increase. This increase was primarily due to an approximately 444% increase in unit shipments of our platforms from the commencement of volume shipments of our PP5002 SoC, partially offset by an approximately 14% decline in our average selling prices. Average selling prices declined over the period as we sold our platforms in higher volume. Revenue on export sales from the United States accounted for 99.3% of our revenue in 2001 and 97.4% of our revenue in 2002. Inventec accounted for 99.3% of our revenue in 2001 and 88.4% of our revenue in 2002.

Cost of revenue and gross margin.    Cost of revenue increased from $1.5 million in 2001 to $5.7 million in 2002, a 280% increase. This increase was primarily due to an increase in unit shipments of our platforms and the associated costs to produce and support these higher unit volumes, partially offset by an approximately 29% decline in our average unit cost.

Gross margin increased from 20.4% in 2001 to 35.2% in 2002. The improvement in gross margin in 2002 was primarily due to the cost reduction on PP5002 SoCs from increased production volume, more than offsetting the decrease in average selling prices.

Research and development.    Research and development expense decreased from $17.2 million in 2001 to $16.6 million in 2002, a 4% decrease. The decrease of approximately $685,000 was primarily due to a decrease of $725,000 in third-party IP licensing fees and a decrease of approximately $2.0 million in lab supplies spent on the introduction of our first commercialized PP5002 SoC, more than offsetting the increases of $1.1 million in personnel-related expenses, full-time employees and consultants or contractors, $465,000 in engineering related expense due to a higher level of engineering activity, $500,000 in depreciation and maintenance expense, and other related overhead costs of $80,000, such as that portion of rent, telephone and corporate insurance allocated to research and development.

Selling, general and administrative.    Selling, general and administrative expense increased by $475,000 from $8.1 million in 2001 to $8.6 million in 2002, a 6% increase. This increase was primarily due to increases of $612,000 in personnel costs, consulting and legal fees and other related overhead costs, including that portion of rent, telephone and corporate insurance allocated to selling, general and administrative partially offset by $170,000 in marketing and travel expense.

Other income (expense), net.    Other income, net, was $335,000 in 2001 and $121,000 in 2002. The decrease was primarily due to the decreases on interest income earned on lower balances of cash and cash equivalents.

Quarterly Results of Operations

The following table sets forth our consolidated statements of operations data for the nine quarters ended September 30, 2004. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Quarter Ended
	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30 2004
	(Unaudited)
	($ in thousands)
Revenue	$3,231	$3,722	$922	$5,146	$6,788	$8,083	$10,196	$12,035	$25,608
Cost of revenue	2,170	2,322	551	3,191	3,493	5,039	6,588	6,915	14,933

Gross profit	1,061	1,400	371	1,955	3,295	3,044	3,608	5,120	10,675
Operating expenses:
Research and development	4,812	3,711	3,190	2,709	2,791	2,413	2,608	2,986	3,902
Selling, general and administrative	2,099	2,136	1,387	1,219	1,194	1,272	1,446	1,345	2,019
Stock-based compensation	199	118	118	118	118	119	1,977	1,660	1,425

Total operating expenses	7,110	5,965	4,695	4,046	4,103	3,804	6,031	5,991	7,346

Operating income (loss)	(6,049)	(4,565)	(4,324)	(2,091)	(808)	(760)	(2,423)	(871)	3,329
Interest and other income (expense), net	96	(26)	(26)	(50)	12	1	12	(9)	3

Net income (loss) before income taxes	(5,953)	(4,591)	(4,350)	(2,141)	(796)	(759)	(2,411)	(880)	3,332
Provision for income taxes	—	—	—	—	—	—	—	—	172

Net income (loss)	$(5,953)	$(4,591)	$(4,350)	$(2,141)	$(796)	$(759)	$(2,411)	$(880)	$3,160

The following tables set forth our historical results, for the periods indicated, as a percentage of revenue.

	Quarter Ended
	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	67.2	62.4	59.8	62.0	51.5	62.3	64.6	57.5	58.3

Gross margin	32.8	37.6	40.2	38.0	48.5	37.7	35.4	42.5	41.7
Operating expenses:
Research and development	148.9	99.7	346.0	52.6	41.1	29.9	25.6	24.8	15.2
Selling, general and administrative	65.0	57.4	150.4	23.7	17.6	15.7	14.2	11.2	7.9
Stock-based compensation	6.2	3.2	12.8	2.3	1.7	1.5	19.4	13.8	5.6

Total operating expenses	220.1	160.3	509.2	78.6	60.4	47.1	59.2	49.8	28.7

Operating income (loss)	(187.3)	(122.7)	(469.0)	(40.6)	(11.9)	(9.4)	(23.8)	(7.3)	13.0
Interest and other income (expense), net	3.1	(0.6)	(2.8)	(1.0)	0.2	—	0.1	(0.1)	—

Net income (loss) before income taxes	(184.2)	(123.3)	(471.8)	(41.6)	(11.7)	(9.4)	(23.7)	(7.4)	13.0
Provision for income taxes	—	—	—	—	—	—	—	—	0.7

Net income (loss)	(184.2)%	(123.3)%	(471.8)%	(41.6)%	(11.7)%	(9.4)%	(23.7)%	(7.4)%	12.3%

Revenue.    Our industry typically experiences seasonal sales patterns that result in stronger second half year sales revenue. Revenue in the first quarter of 2003 decreased from the prior quarter, reflecting seasonal trends and the timing of orders from our principal customer in connection with a product transition by this customer. Revenue increased sequentially from the second quarter of 2003 due to the increased demand for our platforms partially offset by the reductions in our average selling price. The increase in revenue in the first quarter of 2004 was also due to stronger than expected post-holiday demand, more than offsetting the effects of seasonality. In the third quarter of 2004, we more than doubled our previous quarter’s revenue due to the increased demand for hard disk drive-based personal media players in the consumer market and stronger sales as a result of the upcoming holiday season.

Cost of revenue and gross margin.    Cost of revenue generally increased in each quarter as our platform shipments increased. Gross margin increased steadily from the third quarter of 2002 through the third quarter of 2003 except for the second quarter of 2003, in which we wrote off approximately $221,000 in inventory. The increase in gross margin in the third quarter of 2003 was due to decreased manufacturing costs and the relative stability of our average selling prices during the same period. Gross margin in the first quarter of 2004 was relatively low as it was impacted by approximately $375,000 of costs incurred to conform our latest platform to the specifications of our principal customer and $251,000 of costs to expedite the manufacture of this platform to this customer. In addition, the favorable impact of selling previously written-off inventory with an original cost of approximately $200,000 in the first quarter of 2004 was partially offset by a write-off of $58,000 for excess and obsolete inventory in this quarter.

Research and development.    The decrease in expenses in the fourth quarter of 2002 and the first quarter of 2003 was primarily due to reductions in workforce in the third quarter of 2002 and the first quarter of 2003.

Before releasing new platforms, we incur charges for prototype wafers and mask set revisions, which can cause a fluctuation in research and development expenses. We incurred additional charges of this type in the second and third quarters of 2003. Some of our development costs have been offset by amounts received on engineering services arrangements with certain customers. The significant increase in expenses quarter over quarter in the third quarter of 2004 was primarily due to the increase in personnel-related expenses. In this quarter, we began to accrue for our 2004 bonus plan as it became more likely that we would meet or exceed the target criteria set out in the plan. Approximately $533,000 of the quarter over quarter increase was related to this accrual. We expect to incur additional bonus plan expenses in the fourth quarter of 2004.

Selling, general and administrative.    Selling, general and administrative expense decreased significantly in the first quarter of 2003 primarily due to reductions in workforce in the third quarter of 2002 and in the first quarter of 2003. Fluctuations in selling, general and administrative expense were primarily due to the timing of legal fees, severance costs, marketing-related expenses and consulting fees. The increase in expenses in the first quarter of 2004 was primarily due to recruiting fees for senior management. Approximately $354,000 of the quarter over quarter increase in expenses in the third quarter of 2004 was due to the increase in personnel-related expenses in connection with the accrual for our 2004 bonus plan. We expect to incur additional bonus plan expenses in the fourth quarter of 2004.

Our quarterly revenue and operating results are difficult to predict, and have in the past and may in the future fluctuate from quarter to quarter. We base our planned operating expenses in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. We believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. For additional discussion of factors that may cause our revenue and operating results to fluctuate, please see those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

We have historically financed our operations primarily through private sales of our preferred stock and, to a lesser extent, through our bank borrowings. Through September 30, 2004, we raised approximately $84.9 million through equity financings. As of September 30, 2004, we had approximately $7.7 million in cash and cash equivalents. We outsource our design implementation and all of our manufacturing logistics, semiconductor fabrication, assembly and test. By outsourcing these functions, we are able to focus more of our financial resources on product design and eliminate the high cost of owning and operating a semiconductor fabrication facility.

Operating Activities

Net cash used in operating activities was $22.0 million in 2001, $22.9 million in 2002, $5.5 million in 2003 and $2.3 million in the nine months ended September 30, 2004. In 2001, net cash used in operating activities was primarily used to fund our losses and net working capital increases in accounts receivable and inventory. In 2002, net cash used in operating activities was primarily used to fund our losses, the growth in accounts receivable and inventory driven by higher sales and a decrease in accounts payable. In 2003, net cash used in operating activities resulted from our losses and the growth in accounts receivable driven by higher sales, offset by a corresponding decrease in inventory and the increase in accounts payable. The increase in accounts payable reflects increased inventory purchasing activity. In the nine months ended September 30, 2004, net cash used in operating activities resulted primarily from the growth in accounts receivable and inventory driven by higher sales, more than offset by the increase in accounts payable. The significant increase in deferred income for the nine months ended September 30, 2004 was due to an increase in shipments during the last weeks of such period which, in accordance with our revenue recognition policy, we will not be able to recognize as revenue until the fourth quarter of 2004. The deferred income represents the margin associated with this deferred revenue. See “Critical Accounting Policies and Estimates—Revenue Recognition.” The increase in other accrued liabilities for the nine months ended September 30, 2004 was mainly due to the larger amount of inventory purchased as compared to the prior year period.

Investing Activities

Capital expenditures were approximately $2.3 million in 2001, $1.2 million in 2002, $47,000 in 2003 and $376,000 in the nine months ended September 30, 2004. These expenditures were primarily for the purchase of computer equipment and development tools and test equipment for engineering development. The decrease in 2003 was primarily due to more leased or rented tools or equipment on each project instead of purchased equipment. Although we have no material commitments for capital expenditures, we anticipate an increase in our capital expenditures consistent with our anticipated growth.

Financing Activities

Net cash provided by financing activities was $15.0 million in 2001, $35.8 million in 2002 and $279,000 in 2003. Net cash used in financing activities was $397,000 in the nine months ended September 30, 2004. Financing activities included sales from the issuance of our convertible preferred stock, borrowings and repayments against our bank borrowings, and the exercise of options to purchase our common stock. In 2001, we received $15.4 million from the issuance and sale of our preferred stock. In 2002, we received $34.3 million from the issuance and sale of our preferred stock and received $1.9 million from, and repaid $496,000 against, our bank borrowings. In 2003, we received $1.3 million from, and repaid $1.1 million against, our bank borrowings. In the nine months ended September 30, 2004, we received $1.3 million from the issuance and sale of vested shares of common stock pursuant to the exercise of stock options and received $3.5 million from, and repaid $3.2 million against, our bank borrowings. Prepaid expenses related to initial public offering costs were $1.9 million.

As of September 30, 2004, we had a total of $17.3 million available of bank borrowings, of which we had borrowed $2.3 million under our capital expenditure term loans. Our term loans are required to be repaid in monthly installments through June 2006 and bear an annual interest rate at the bank’s prime interest rate plus from 0.5% to 1.0%, but not less than 4.5% (an actual rate of 5.25% to 5.75% at September 30, 2004) and will expire in June 2006. We have a revolving bank line of credit, which bears interest at the bank’s prime interest rate plus 0.75%, but not less than 4.75% and will expire in November 2005. We currently have no plans to obtain additional debt financing and do not foresee our bank line of credit having a significant impact on our ability to obtain equity financing. We intend to use a portion of our net proceeds from this offering to repay the amounts outstanding on our bank borrowings.

We expect to experience growth in our operating expenses, including our research and development, sales and marketing and general and administrative expenses, for the foreseeable future to execute our business strategy. We intend to fund these activities with cash generated from operations and do not intend to increase our expenditures in these areas beyond what we believe our operations can support. This increase in operating expenses may not result in an increase in our revenue and our anticipated revenue may not be sufficient to support these increased expenditures. We anticipate that operating expenses, working capital as well as planned capital expenditures, will constitute a material use of our cash resources.

The following summarizes our contractual obligations at September 30, 2004:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	>5 Years
	($ in thousands)
Short-term borrowings	$1,500	$1,500	$—	$—	$—
Long-term debt	833	—	833	—	—
Lease commitment	1,296	378	918	—	—
Non-cancelable purchase orders	18,921	18,921	—	—	—

Total	$22,550	$20,799	$1,751	$—	$—

We believe that our current cash balance and cash generated from operations, along with our available line of credit, excluding the net proceeds from the offering, will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 to 24 months. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities or obtain other debt financing. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force, or the EITF, reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements With Multiple Deliverables, or EITF 00-21. EITF 00-21 concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by us. The adoption did not have a material effect on our operating results or financial condition.

In November 2002, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The adoption did not have a material effect on our operating results or financial condition.

The FASB issued Interpretation No. 46, or FIN 46, “Consolidation of Variable Interest Entities,” in January 2003, and a revised interpretation of FIN 46, or FIN 46R, in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46R in the second quarter of fiscal year 2004 did not have an impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003, except for those provisions of SFAS No. 149 which relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS No. 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. We are currently evaluating the impact of adopting SFAS No. 149. However, we do not believe that we have entered into any contracts that would fall within the scope of SFAS No. 149.

In May 2003, the FASB issued Statement SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not impact our operating results or financial position.

In December 2003, the Securities Exchange Commission or the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104, which codifies, revises and rescinds certain sections of SAB 101, Revenue Recognition in Financial Statements, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption did not have a material effect on our operating results or financial condition.

In March 2004, the EITF reached a final consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. Management expects that the adoption of Issue 03-01 will not have an effect on our operating results or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our investment portfolio. As of September 30, 2004, our cash equivalents consisted of money market funds. Due to the short-term nature of our investment portfolio, we do not believe that an immediate 10% increase in interest rates would have a material effect on the fair market value of our portfolio. Since we believe we have the ability to liquidate this portfolio, we do not expect our operating results or cash flows to be materially affected to any significant degree by a sudden change in market interest rates on our investment portfolio.

Foreign Currency Exchange Risk

Our exposure to adverse movements in foreign currency exchange rates is primarily related to our wholly owned subsidiary’s operating expenses in India, denominated in the local currency. A hypothetical change of 10% in foreign currency exchange rates would not have a material impact on our consolidated financial statements or results of operations. All of our sales are transacted in U.S. dollars.

BUSINESS

Overview

We are a fabless semiconductor company that designs, develops and markets comprehensive platform solutions, including a system-on-chip, firmware and software, for manufacturers of feature-rich, hard disk drive-based personal media players. Personal media players are battery-powered, portable devices that capture, store and play digital media such as audio, photos, and in the future, video. Our platform solutions are designed to enable personal media players to manage thousands of digital media files and allow our customers to build intuitive and customizable user interfaces. Our customers use our platforms to produce high-performance, feature-rich, differentiated personal media players in a cost-effective manner with fast time to market. Our key customers include leading manufacturers such as Inventec, who manufactures products for Apple Computer Inc. and other companies.

We believe that nearly all of our platforms sold to Inventec are incorporated in the Apple iPod product family. Apple may choose to use platforms in addition to ours for its products, use a different platform than ours altogether or develop an in-house solution. Any of these events would significantly harm our business. Further, because such a large portion of our revenue is tied to the Apple iPod, our success depends on Apple’s continued success with these products.

Industry Background

A new category of consumer electronics devices, which we refer to as personal media players, is rapidly emerging, taking advantage of the growing supply of digital media content, falling costs for storage technology and improved device functionality and performance. Personal media players are battery-powered, portable devices that allow individuals to capture, store and play digital media. Today, digital media includes both audio and photos, and in the future, we expect it to include video.

The development of the portable audio player began with the introduction of an analog cassette player called the Walkman by the Sony Corporation in 1979. Since its introduction, over 300 million Walkmans have been shipped. During the late 1980s, digital compact disc players began to replace analog cassette players. Today, advances in digital content and storage technology and the proliferation of digital download music services, such as the iTunes Music Store and Napster, are revolutionizing the way music is distributed to the consumer and leading the transition to a new generation of portable audio players and, eventually, personal media players. IDC estimates hard disk drive, or HDD-based audio players will grow from 2.67 million units worldwide in 2003 to 25.46 million units worldwide in 2008, a compound annual growth rate of 57.0%.

The most popular current version of the personal media player is the MP3 player, a portable audio player that uses audio compression technologies to shrink the size of a digital audio file to a fraction of its original size. One popular MP3 player device category utilizes flash memory while a second device category utilizes a hard disk drive, or HDD, to store digital audio content. Flash memory players are typically small, low-power devices that generally store 256 megabytes, or MB, of content, or approximately 64 songs, on non-volatile flash memory. HDD-based players typically utilize a 1.8-inch or a 1-inch hard drive and currently have up to 40 gigabytes, or GB, of storage capacity, the equivalent of approximately 10,000 songs. We believe the growth of HDD-based players will significantly outpace the growth of flash-based players in the future because HDD-based players offer consumers greater performance and functionality.

We believe the personal media player will become the primary portable device individuals use to capture, store and play personal digital media content, such as audio, photos and video. A number of factors are driving this trend:

•	Proliferation of digital media content. Advances in digital technology have enabled audio, photo and video content to be digitized, transmitted, stored and catalogued. With the growth of personal computers, the availability of digital media content for mainstream consumers has substantially increased. As the accessibility of digital media content continues to proliferate, demand has increased for a range of new digital consumer devices. For example, digital imaging technology has already revolutionized the photography and cellular phone industries. According to IDC, digital cameras will increase from 48.8 million units in 2003 to more than 100 million in 2008. IDC also estimates mobile phones with embedded digital cameras will grow from 79.5 million units in 2003 to 642.2 million units in 2008.

•	Increasing broadband Internet access and Internet-based content distribution. Broadband penetration is increasing the use of the Internet as a method of accessing and distributing digital media content. Early content distribution began as peer-to-peer file trading networks of millions of downloadable MP3 songs. In April 2003, Apple launched its iTunes Music Store, allowing consumers to download music for a modest fee per song. A number of other music distribution services, such as Audible, MusicMatch, Napster, Rhapsody and Virgin, have been launched, further developing the marketplace. Similarly, Internet-based photo services, such as Ofoto, Shutterfly and Snapfish, allow consumers to store, share and print their digital photos online. Additionally, a library of downloadable movies from sources such as CinemaNow and Movielink and content generated from personal video recorders are expected to become available over the next several years.

•	Greater storage capacity requirements and advances in storage technologies. Increased storage capacity continues to facilitate the capture, storage and playback of digital media content. Greater capacity is required to store the increasing size of personal digital audio libraries and digital photo collections. HDDs have an inherent total storage capacity advantage over flash memory. For example, a large capacity flash memory player typically has 512 MB of storage while a large-capacity HDD-based player typically offers 40 GB of storage, nearly 80 times greater storage.

•	Increasing functionality of devices. Consumers are increasingly demanding that their devices combine multiple functions. For example, mobile phones have evolved from simple handsets that only function as telephones to new handheld devices that also perform as a personal digital assistant, an email terminal, a web browser and a camera. We believe the portable audio player market is undergoing a similar transition. Initially, portable audio players served the single purpose of music playback for a limited number of songs. As consumers amass larger digital media collections consisting not only of music but also photos or images, we expect portable audio players will continue to evolve into feature-rich personal media players by incorporating the ability to capture, store and play digital photos and video. We expect the functionality of personal media players to expand in tandem with improvements in storage capacity, processing power, battery life and digital content.

•	Demand for greater content accessibility and mobility. Consumers are increasingly using portable devices to communicate, enjoy music, take pictures, compute and exchange data. Accordingly, consumers now demand convenient access to their digital media collection at any time. Developments in high-speed wired connectivity protocols, such as Universal Serial Bus, or USB, and FireWire, allow personal media players to easily connect to other devices to enable the synchronization, back-up and sharing of content. Original equipment manufacturers, or OEMs, are also adding these connectivity options to utilize the functions of personal media players in environments outside of the home, such as in after-market MP3 adapters for the car.

Market Challenges

Although consumers are demanding greater functionality and improved performance from their personal media players, they also expect new product releases to have more capabilities for an equal or lower price than previous generations. Key requirements of OEMs include:

•

Improved power management.    Power management is a critical aspect of portable consumer electronics devices. OEMs strive to increase functionality while maintaining or extending play time between battery charges. In addition, adding image and video functionality to a typical audio device requires significantly greater processing power. Increasing processing capability is not difficult by itself, but optimizing performance with reasonable power consumption and a small design size is a constant challenge.

•	Intuitive user interface. The ease of using a device strongly affects end user adoption and satisfaction. Functionality and storage capacity are not sufficient to create a compelling end user experience. When personal media players could only store a few dozen songs, using these devices was relatively simple. With the ability of today’s personal media players to store thousands of songs and photos, using these devices can be much more complex. As a result, the ability to use multiple functions and easily access, categorize and sort these media files is critical to the overall user experience. OEMs therefore need to have an embedded software system, or firmware, that allows users to easily manage, store and manipulate the large amounts of media content stored on these devices.

•	Shortened development cycle. The demands of the personal media player market are constantly changing and require OEMs to rapidly add functions to capitalize on narrow windows of opportunity. Like most consumer electronics devices, a typical product life cycle for a personal media player tends to be less than one year, which significantly increases the pressure to introduce new products in a timely fashion. OEMs need to be able to respond quickly to changes in consumer demand and incorporate the latest technology into successive product generations.

•	Design and feature flexibility. In order to differentiate their personal media players, OEMs must create unique product designs and feature sets. Since it is generally time-consuming and cost-prohibitive to create an entirely new system to add new functions, OEMs are investing in system platforms that not only provide core capabilities, but also enable them to rapidly add needed functionality.

Expertise to meet these challenges is costly to develop. Therefore, we believe OEMs are increasingly relying upon outsourced, independent providers such as PortalPlayer to deliver comprehensive platform solutions, including semiconductor, firmware and software development, integration and implementation. To assist OEMs in addressing these challenges, outsourced platform providers, including PortalPlayer, must continually develop technology innovations to reduce power consumption and improve device features, performance and ease of use. These outsourced platform providers must also address changing market demands by adding new hardware, firmware and software features to their platform solutions and by providing design and feature flexibility to enable OEMs to differentiate their personal media players.

Our Solution

We are an outsourced independent provider that develops comprehensive platform solutions, including a system-on-chip, or SoC, firmware and software, for manufacturers of HDD-based personal media players. Our platform solutions are designed to allow our customers to produce high-performance, feature-rich, differentiated personal media players with fast time to market.

Key elements of our solution are as follows:

•	Comprehensive platform solutions. Our platform solutions consist of an integrated package of hardware, firmware and software designed to enable our customers to develop differentiated products in a cost-effective manner with fast time to market. In addition to a high-performance SoC, we provide our customers with customizable, high functionality firmware and software development kits to allow them to rapidly develop and differentiate their products. As a result, we reduce our customers’ investment in costly and time-consuming internal firmware and software development for their products, and from having to source different firmware and software for their end products from multiple suppliers.

•	Customizable firmware and software. Our firmware, which is sold as a bundled solution with our SoCs, includes a real-time operating system, intelligent library indexing with advanced database engines, an architecture that supports multiple digital rights management rules and an adaptive power management module. Benefits of our firmware include smooth media playback, the ability for users to easily and flexibly organize and find their media, support for numerous online music services, reduced power requirements and longer battery life. Our software development kit includes a comprehensive suite of components, such as device link libraries and drivers, tools, sample code and documentation to create PC applications that allow personal media players to interact with PCs, thereby increasing the personal media players utility and enhancing the end user’s experience.

•	Targeted, high-performance SoCs. Our SoC solutions are specifically designed for the personal media player market. Our SoCs are driven by multiple processing engines that allow complex multi-tasking such as real-time creation and playback of synchronized audio and photo slideshows. Our SoCs support most major peripheral connection protocols, including USB, FireWire, infrared, Bluetooth and Ethernet. This support enables connectivity to a variety of playback, display and content creation devices including cameras, PCs, televisions and car and home audio systems. The performance of our SoCs allows data transfer rates at speeds of up to 480 megabits per second, allowing a user to download an entire music CD to a personal media player in approximately five seconds.

In contrast, competitors that do not provide comprehensive platform solutions such as ours may be able to produce a greater variety of customized SoCs to more specifically address a particular OEM’s requirements. In addition, solutions which do not include customizable firmware and software like ours may allow OEMs to take advantage of a wider range of third-party developers. Furthermore, these alternative solutions may be lower in cost in comparison to our platform solutions due to lower performance levels or fewer interface options.

Our Strategy

Our objective is to be the leading supplier of comprehensive platform solutions for high-performance, feature-rich, differentiated personal media players. Key elements of our strategy are:

•	Maintain a full platform solution approach with industry-leading SoCs, firmware and software. We plan to commit resources to each of our hardware, firmware and software teams to drive innovation so that our integrated, comprehensive platform solutions are at the forefront of the personal media player industry and capture a leading market share. For example, we intend to continue to devote resources to increase the performance and functionality of our SoCs and expand the features and capabilities of our firmware and software.

•	Maintain our focus on the feature-rich, HDD-based personal media player market. We intend to build on our experience as a provider of platforms for feature-rich, HDD-based personal media players by continuing to focus primarily on customers that produce small form factor, HDD-based personal media players. In addition, we intend to continue to work closely with manufacturers of HDDs to ensure that our platform solutions interface with their current and future disk drive technology for optimal performance of our customers’ personal media players.

•	Maintain our leadership position in audio-focused personal media players. We believe that the audio market will continue to represent the largest volume opportunity for personal media player manufacturers in the near term, as evidenced by the success and growth of MP3 players. We have multiple designs in volume production for some of the world’s leading audio OEMs and intend to continue to focus on advancing functionality to win designs in this large and growing market.

•

Enable new growth markets, such as photo- and video-enabled personal media players.    We intend to build on our existing expertise to be the leading provider of comprehensive platform solutions in new markets. For example, our Photo Edition platform solutions are designed to allow users to capture, store and play photos in addition to audio content. In the future, we believe these audio and photo devices will include the capability to view downloaded video content and videos captured on digital still or video cameras. We intend to continue to invest our research and development efforts and engineering resources to develop new platforms and products and to strengthen our technological expertise. We believe that new markets such as the markets for photo- and video-enabled personal media players and next generation applications such as mobile handsets can enable us to expand our potential customer base.

•	Expand our customer base while securing additional design wins with existing customers. We plan to be the leading supplier of new designs to our existing customers, and to secure high market share with new customers entering this market. We intend to continue the expansion of our customer base by marketing our platform solutions to additional manufacturers of consumer devices, including, in particular, camera OEMs. In addition, we intend to deepen our penetration within existing audio customers by securing next-generation audio, photo and video personal media player design wins by meeting their product roadmap requirements with a timely comprehensive platform solution. Further, we intend to broaden our reach within our existing customer base into their adjacent product lines that can utilize our technologies, such as flash-based personal media players.

Products and Technology

Our platforms consist of an SoC, firmware and software.

System-on-Chip

SoCs are integrated circuits that include a central processing unit, memory interfaces and other components. SoCs for personal media players must address a range of requirements, including low power, high performance, low cost and high levels of system integration. We believe that optimally balancing these conflicting, but concurrent, requirements for the target device is the key to market leadership. We design our family of SoCs to be optimized for HDD-based personal media players. Our SoC platforms currently utilize dual 32-bit ARM7 microprocessor cores to provide scaleable performance. This enables support for audio encoders, digital rights management, networking connectivity enhancements and audio post-processing effects, such as equalization and stereo expansion. Our SoCs are designed to work with HDDs and can support flash memory. They also include on-chip memory, a liquid crystal display controller, HDD controllers, flash memory controllers, television output support controllers and analog components, including analog to digital converters and USB transceivers. Our SoCs are manufactured using standard complementary metal-oxide semiconductor, or CMOS, processes.

The following table summarizes the key features of our SoCs which are or have been commercially available to date:

Production Date	Device	Addressable Markets	Key Features
2000	PP5001	Audio	• Dual ARM7 microprocessor core • USB 1.1 integration

2001	PP5002	Audio	• Reduced power consumption • Increased on-chip memory • Direct interface for up to four hard drives or CD-RW drives

2002	PP5003	Network-enabled audio	• Integrated Ethernet network controller • Higher performance architecture with direct support for major flash card formats • Hardware digital rights management engine

2003	PP5020	Audio and photo

•  Further reduction in power consumption

•  USB 2.0 controller with support for device host and On-The-Go connectivity

•  Direct connectivity for digital still cameras

•  FireWire integration

•  PictBridge photo printer support

•  Television output support

•  Color liquid crystal display support

Firmware Development Kits

Our firmware development kits, or FDKs, include the embedded firmware code, tools and documentation necessary to develop personal media player products. The principal capabilities of our FDKs include:

•	Enabling high-quality audio playback and encoding through optimized implementations of digital media compression and decompression functions;

•	Supporting a range of file types, including music, photos, images and text through a flexible file management system;

•	Quickly sorting and indexing thousands of audio and photo files through advanced database engines;

•	Supporting multiple music services with the appropriate decoders, decryption engines, application programming interfaces and hardware designs required to securely transfer, store and playback content to enable a customer to ship a product and then provide a firmware update to add a new music service or feature;

•	Actively scaling the processor speed or powering on and off various parts of the SoC, HDD or other components as required; and

•	Reducing the required data movement and associated power drain in an HDD-based system through advanced caching techniques.

Our most recent FDK is the Photo Edition, which extends our audio platform to include a suite of imaging functionality and camera connectivity capabilities.

Software Development Kit

Our software development kit, or SDK, helps our customers build applications that enable users to easily manage the audio and photo files stored on their personal media player using feature-rich, PC user interfaces. Our SDK provides developers with the components, tools, sample code and documentation to create a custom digital media management application for personal media players. The principal features of our SDK include:

•	Enabling the development of third-party PC applications, which can provide device file system access and device control in Microsoft Windows operating systems;

•	Enabling the transfer of content from the PC to the device;

•	Synchronizing content to the portable device based on rules set up on the PC;

•	Enabling firmware updates and device maintenance; and

•	Supporting cryptography services to enable OEMs to customize their content security policies on the device.

Customers

We sell our platforms primarily to OEMs and ODMs. Many of our customers in turn sell to branded OEMs, who sell end products that incorporate our platform solutions. In 2001, 2002, 2003 and the nine months ended September 30, 2004, Inventec accounted for 99.3%, 88.4%, 84.6% and 92.5% of our revenue, respectively. Inventec was the only customer which accounted for 10% or more of our revenue in each of these periods.

We believe that nearly all of our platforms sold to Inventec are incorporated in the Apple iPod product family. Apple may choose to use platforms in addition to ours for its products, use a different platform than ours altogether or develop an in-house solution. Any of these events would significantly harm our business. Further, because such a large portion of our revenue is tied to the Apple iPod, our success depends on Apple’s continued success with these products.

In addition, if Inventec’s relationship with Apple is disrupted for inability to deliver sufficient products or for any other reason, it could have a significant negative impact on our business. We do not know the terms of Inventec’s business relationship with Apple. Apple may choose to work with other original design manufacturers. The loss by Inventec of sales to Apple could also harm our business and financial position.

The customers from whom we have derived at least $200,000 in revenue since January 1, 2003 include: Bang and Olufsen A/S, Inventec, Inventec Malaysia, Kaga Electronics Co. Ltd., Philips Consumer Electronics, Samsung Bluetek Co., Ltd., Thomson Multimedia (RCA) and Wistron Corporation. These customers together have accounted for substantially all of our revenue since January 1, 2003. In addition, our platforms sold to our customers from whom we have derived at least $200,000 in revenue since January 1, 2003 are also included in products branded by Aiwa, Philips, RCA, Rio, Samsung and Virgin Electronics.

Many of our ODM customers are based in Asia. Accordingly, export sales from the United States to the Asia/Pacific region including Japan accounted for approximately 99.3%, 96.1%, 98.5% and 99.6% of our revenue in 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively. We anticipate that a significant amount of our revenue will continue to be represented by sales to customers in that region. For a discussion of our revenue by geographic region, please see note 13 of the notes to our consolidated financial statements.

Sales and Marketing

We market and sell our platforms worldwide through a combination of direct sales personnel, independent sales representatives and distributors. We have direct sales personnel in the United States, Taiwan, Japan and

Korea. We also have indirect sales representatives in Japan, Korea, Taiwan, China, Hong Kong and Singapore. We currently have distributors in Japan. Because industry practice allows customers to reschedule or cancel orders on relatively short notice and since our sales are typically made pursuant to purchase orders, we believe that backlog is not a good indicator of our future sales. We intend to increase our sales and marketing efforts.

Our marketing group focuses on our product strategy, product road map, new product introduction process, demand assessment and competitive analysis. Our marketing programs include participation in industry tradeshows, technical conferences and technology seminars, sales training and public relations. The group works closely with our sales and research and development groups to align our product development road map. The group also coordinates our product development activities, product launches and ongoing demand and supply planning with our development, operations and sales groups, as well as with our ODM and OEM customers, sales representatives and distributors. We support our customers through our field application engineering and customer support organizations.

Research and Development

We devote a substantial portion of our resources to developing new platforms and products and to strengthening our technological expertise. Our engineering team has expertise in architecture design, integrated circuit design and software engineering. Our research and development expenditures were approximately $17.2 million in 2001, $16.6 million in 2002, $11.1 million in 2003 and $9.5 million in the nine months ended September 30, 2004. Our hardware engineering staff is located in Santa Clara, California and Hyderabad, India. Our firmware and software engineering staff is located in Kirkland, Washington and Hyderabad, India. Our development center in India allows us to reduce our engineering labor costs and gives us access to a sizeable pool of engineering talent.

Manufacturing

Manufacturing Logistics

We use third parties to manage our manufacturing logistics. We currently work with eSilicon and LSI Logic to provide these manufacturing logistics, including pre-production test hardware and test program development, characterization and qualification testing, production scheduling, capacity planning, work-in-progress tracking, yield management, shipping logistics, supplier management and quality support functions, such as failure analysis. We currently do not have long-term supply contracts with our manufacturing logistics partners. We may terminate our agreement with LSI Logic with 30 days, written notice and payment of a cancellation fee, and either we or LSI Logic may terminate the agreement for the other party’s material breach that is not cured within 30 days of notice of the breach. The initial term of our agreement with eSilicon expires in October 2004, after which this agreement will be automatically renewed on an annual basis unless we or eSilicon provides notice of non-renewal at least 90 days prior to the expiration date, and either we or eSilicon can terminate the agreement for the other party’s material breach that is not cured within 30 days of notice of the breach. As neither we nor eSilicon provided a notice of non-renewal, the agreement will be automatically renewed until October 2005. We do not anticipate any material cost increases in connection with this renewal. In addition, we maintain an operations and quality engineering group that works with eSilicon and LSI Logic to manage manufacturing logistics, including product planning, work-in-progress control, shipping and receiving and our relationships with contractors.

We design and develop our SoCs and electronically transfer our proprietary designs to our manufacturing logistics partners, who in turn contract with independent, third-party wafer foundries and packaging subcontractors to process silicon wafers and assemble and test our SoCs. By contracting our manufacturing, we are able to focus our resources on product design and eliminate the large capital investment and high cost of owning and operating a semiconductor fabrication facility. This fabless business model also allows us to take advantage of the research and development efforts of leading manufacturers and to maintain flexibility in choosing suppliers that meet our technology and cost requirements.

Two outside foundries, LSI Logic in the United States and TSMC in Taiwan, currently manufacture all of our semiconductors, and no single foundry manufactures more than one model of our semiconductors. These foundries currently fabricate our devices using mature and stable 0.18 micron CMOS process technology. We regularly evaluate the benefits and feasibility, on a product by product basis, of migrating to smaller process geometries to reduce cost and improve performance.

Following wafer processing, wafers that are manufactured for our SoCs are shipped to third-party packaging subcontractors managed by our manufacturing logistics partners, where they are sliced into individual die, assembled into finished semiconductor packages, and electrically tested before we take delivery. We currently rely on Amkor facilities in Taiwan and Korea to assemble and test our platforms. Our SoCs are designed to use low-cost, industry standard packages and to be tested with widely available automatic test equipment. We develop and control all product test programs used by the packaging subcontractors in cooperation with our manufacturing logistics partners. These test programs are developed based on product specifications, thereby maintaining our ownership for the functional and parametric performance of our semiconductors.

Quality Assurance

We have designed and implemented a quality management system that provides the framework for continual improvement of products, processes and customer service. We apply established design rules and practices for CMOS devices through standard design, layout and test processes. We also rely on in-depth simulation studies, testing and practical application testing to validate and verify our SoCs. We emphasize a strong supplier quality management practice in which the manufacturing suppliers that are used by our manufacturing logistics partners are pre-qualified by our operations and quality teams. We require that the independent suppliers used by our manufacturing logistics partners have a quality management system, are certified to ISO9000 standard and have an environmental management system certified to ISO14000 standard. To ensure consistent product quality, reliability and yield, together with our manufacturing logistics partners we closely monitor the production cycle by reviewing manufacturing process data from each wafer foundry and assembly subcontractor.

Competition

The market for our platforms is competitive and rapidly evolving. As we enter new markets and pursue additional applications for our platforms, we expect to face increased competition, which may result in price reductions, reduced margins or loss of market share.

In particular, we face competition from semiconductor companies which have traditionally focused on flash-based players, such as Philips Semiconductor and SigmaTel and other small, private companies, such as Telechips. Some of these companies offer their customers highly integrated SoCs, including analog components, which reduce system cost and size but generally lack the processing power to support larger displays, larger databases and other value-added features.

We also compete with other semiconductor companies, including Intel and Texas Instruments, and with other SoC vendors. Companies such as Intel and Texas Instruments have significantly greater financial, technical, manufacturing, marketing, sales and other resources than us. These companies offer high-level performance semiconductors but typically require their customers to work with third-party firmware and software solutions.

We may also face competition from some of our customers who may develop products or technologies internally which are competitive with our platforms, or who may enter into strategic relationships with or acquire existing semiconductor providers.

In addition to the factors discussed above, we believe that the key competitive factors in our market include:

•	ability to deliver comprehensive platform solutions with the flexibility to allow customers to decrease the length of their product design cycles;

•	power efficiency due to the increased power requirements of color displays and photo processing;

•	price;

•	timeliness of new product introductions;

•	ability to support a wide variety of industry standards in a timely manner;

•	intellectual property position and know-how; and

•	customer support.

We believe we compete favorably because we provide comprehensive platform solutions to enable quick time to market and allow customer differentiation while reducing the overall system cost and size.

We believe that nearly all of our platforms sold to Inventec are incorporated in the Apple iPod product family. As a result, our business is also affected by competition in the market for hard disk drive-based personal media players. Competition in this market includes the Apple iPod and the recently introduced Sony Network Walkman NW-HD1, as well as the iRiver iHP, Rio Nitrus and the Creative NOMAD MuVo personal media players. These products compete on factors such as cost, size, battery life, storage capacity and compatibility with different types of music files. If any of these products take market share from the Apple iPod, it could harm our business and cause our revenue to decline.

Intellectual Property

As of September 30, 2004, in the United States we had one issued patent, two allowed patents awaiting issue and 11 patent applications pending. The issued patent expires in May 2021. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business. We do not know if our patent applications or any future patent application will result in a patent being issued with the scope of the claims we seek, if at all, or whether any patents we may receive will be challenged, invalidated or declared unenforceable. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages. Although we file patents to protect our inventions, our revenue is not dependent on any particular patent. We do not believe the expiration or loss of any particular patent would materially harm our business.

Our success also depends on our other rights in proprietary technology. We rely on a combination of copyright, trade secret, trademark and contractual protection to establish and protect our proprietary rights that are not protected by patents, and we also typically enter into confidentiality agreements with our employees and consultants. PortalPlayer and the PortalPlayer logo are our registered trademarks. These trademarks remain valid while we continue to use and renew them. We require our customers to enter into confidentiality and nondisclosure agreements before we disclose any sensitive aspects of our platforms, technology or business plans. Despite our efforts to protect our proprietary rights through confidentiality and license agreements, unauthorized parties may attempt to copy or otherwise obtain and use our platforms or technology. It is difficult to monitor unauthorized use of technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as laws in the United States. In addition, our competitors may independently develop technology similar to ours. Our precautions may not prevent misappropriation or infringement of our intellectual property.

Third parties could infringe or misappropriate our patents, copyrights, trademarks and other proprietary rights. In addition, other parties may assert infringement claims against us or our customers. Although we do not believe our platforms infringe any patents, our platforms may be found to infringe one or more issued patents. In addition, because many pending patent applications in the United States are not publicly disclosed by the United States Patent and Trademark Office until the application is published, there may be applications that relate to our platforms of which we have no knowledge. We may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. We may also be required to resort to litigation to enforce our intellectual property rights. Intellectual property litigation is expensive and time-consuming and could divert management’s attention away from running our business. This litigation could also require us to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license the proprietary rights on a timely basis would harm our business.

Employees

As of September 30, 2004, we had 156 full-time employees, including 125 in research and development, 10 in sales and marketing and 21 in general and administrative. Of these full-time employees, 47 are located in Santa Clara, California, 32 are located in Kirkland, Washington, three are located in Charlotte, North Carolina, two are located in Taiwan, one is located in Japan and 71 are located in Hyderabad, India. None of our employees is covered by a collective bargaining agreement. We believe that relations with our employees are good.

Legal Proceedings

We are not currently a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

Our corporate headquarters are located in Santa Clara, California, where we occupy approximately 28,000 square feet under a lease expiring on May 31, 2005. We also lease approximately 10,000 square feet in Kirkland, Washington under a lease that expires on March 14, 2006. We also lease approximately 14,000 square feet in Hyderabad, India, which serve as our engineering and product development locations. Our primary lease in Hyderabad, India expires on August 14, 2005. We may require additional space in the future, which may not be available on commercially reasonable terms or in the location we desire.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of September 30, 2004 are as follows:

Name	Age	Position(s)
Gary Johnson	45	President, Chief Executive Officer and Director
Svend-Olav Carlsen	39	Vice President and Chief Financial Officer
Sanjeev Kumar	39	Chief Operating Officer
Michael J. Maia	46	Vice President of Sales and Marketing
Richard G. Miller	42	Vice President and Chief Technology Officer
Scott W. Tandy	38	Vice President of Strategic Marketing
Richard L. Sanquini(2)	69	Chairman of the Board
Thomas J. Cusick III(1)	38	Director
Stephen D. Royer(2)	39	Director
T. Raj Singh(1)(3)	40	Director
Shahan D. Soghikian(1)(3)	45	Director
Thomas Spiegel	58	Director
James L. Whims(2)(3)	49	Director

(1)	Member of the Audit Committee after completion of the offering
(2)	Member of the Compensation Committee after completion of the offering
(3)	Member of the Nominating and Corporate Governance Committee after completion of the offering

Gary Johnson has served as our President, Chief Executive Officer and director since April 2003. Prior to joining us, from March 2002 to April 2003, Mr. Johnson served as president and chief executive officer of Z-Force Communications, Inc., a network storage technology company. Mr. Johnson also served as chairman of the board of Z-Force Communications, Inc. from March 2001 to March 2002. From February 2000 to May 2001, Mr. Johnson served as president and chief executive officer of Nanuk Networks, a wireless technology company. From December 1997 to June 1999, Mr. Johnson served as vice chairman of S3 Incorporated, a provider of multimedia semiconductors. From August 1996 to December 1997, Mr. Johnson served as president and chief executive officer of S3 Incorporated after joining them in July 1994. From September 1986 to July 1994, Mr. Johnson held various management positions at National Semiconductor, a semiconductor company. Mr. Johnson holds a B.Sc. in electronic engineering from De Montfort University, England.

Svend-Olav Carlsen has served as our Vice President and Chief Financial Officer since June 2004. Prior to joining us, from October 2000 to June 2004, Mr. Carlsen served as vice president, finance and corporate controller and chief financial officer of Transmeta Corporation, a semiconductor company. From April 1996 to October 2000, Mr. Carlsen served in various roles in the finance organization, most recently as corporate assistant controller, director of tax and international finance of S3 Incorporated and Diamond Multimedia, Inc. which was acquired by S3 Incorporated in 1999. Mr. Carlsen is a CPA (state of Illinois) and holds an undergraduate degree and an M.B.A. (Diplom) from LMU, University of Munich, Germany.

Sanjeev Kumar has served as our Chief Operating Officer since June 2003. Prior to that, Mr. Kumar served as our vice president of firmware engineering beginning in June 1999, when he joined us as a founder. Prior to joining us, from April 1997 to July 1999, Mr. Kumar served as director of software engineering of National Semiconductor Corporation. From April 1994 to April 1997, Mr. Kumar served as a software engineering manager of Digital Equipment Corp. (now part of Hewlett Packard), a computer and electronics company. Mr. Kumar holds a Masters in electrical engineering from Tulane University and a B.Sc. in electrical engineering from the Indian Institute of Technology, Kanpur, India.

Michael J. Maia has served in several roles since July 1999 when he joined us as a founder, most recently as Vice President of Sales and Marketing. Prior to joining us, from August 1996 to July 1999, Mr. Maia served as senior director of marketing for the information appliances group of National Semiconductor Corporation. From March 1994 to July 1996, Mr. Maia served as vice president of marketing at Cirrus Logic, Inc., a semiconductor company. Mr. Maia holds a B.S. in marketing from San Francisco State University and an M.B.A. from St. Mary’s College.

Richard G. Miller has served as our Vice President and Chief Technology Officer since June 2004. Prior to joining us, from September 2002 to June 2004, Mr. Miller served as an architecture and strategy consultant for various technology companies. From April 2002 to August 2002, Mr. Miller served as vice president, DTV Division of Genesis Microchip Inc., a semiconductor company. From January 1995 to April 2002, Mr. Miller served as chief executive officer and was the founder of VM Labs, Inc., a semiconductor company. VM Labs, Inc. filed for bankruptcy in December 2001. Mr. Miller holds a B.Sc. in theoretical physics from Queen Mary College, University of London.

Scott W. Tandy has served as our Vice President of Strategic Marketing since February 2004. Prior to joining us, from August 2002 to February 2004, Mr. Tandy served as vice president of sales and marketing of Digital 5, Inc., a connected consumer electronics middleware company. From May 2002 to August 2002, Mr. Tandy consulted with the venture capital community and investigated new markets. From January 2001 to May 2002, Mr. Tandy served as director of marketing of AON Networks, Inc., a networking software company. From August 2000 to January 2001, Mr. Tandy consulted with Skymoon Ventures, a venture capital firm. From October 1999 to August 2000, Mr. Tandy served as vice president of marketing for the web connected internet appliances group of SonicBlue Incorporated. From January 1999 to October 1999, Mr. Tandy served as Business Unit Program Manager of S3 Incorporated. Prior to January 1999, Mr. Tandy held various marketing positions at S3 Incorporated, including director of marketing and director of strategic marketing. Mr. Tandy holds a B.Sc. in electrical engineering from Clarkson University.

Richard L. Sanquini has served as our Chairman since November 2002 and as Acting Chief Executive Officer from December 2002 to April 2003. Mr. Sanquini retired from National Semiconductor as senior vice president in January 2000. Mr. Sanquini had been with National Semiconductor since 1980, except for between March 1989 to December 1989, when he served as president and chief executive officer of Information Storage Devices, a semiconductor company. He is presently a semiconductor industry consultant and serves on the boards of Synaptics, Inc., ZiLOG, Inc. and a number of private companies. Mr. Sanquini holds a B.Sc. in electrical engineering from the Milwaukee School of Engineering, Wisconsin.

Thomas J. Cusick III has served as one of our directors since April 2004. Mr. Cusick is currently Managing Director of CIBC Capital Partners, a venture capital group that is wholly-owned by CIBC WMC, Inc. From September 2001 to November 2002, Mr. Cusick served as a principal of Accenture Technology Ventures, a venture capital group. From April 1999 to September 2001, Mr. Cusick was general partner of BCI Partners, a venture capital group. Mr. Cusick holds a B.Sc. in accounting from the University of Southern California and an M.B.A. from Harvard Business School.

Stephen D. Royer has served as one of our directors since May 2002. Since July 1996, Mr. Royer has served as a managing director of Shamrock Capital Advisors, Inc., a merchant banking company. Mr. Royer also serves as a director of NETGEAR, Inc., a publicly traded company. Mr. Royer holds a B.A. in quantitative economics from Stanford University and an M.B.A. from the University of California, Los Angeles.

T. Raj Singh has served as one of our directors since May 2002. Since January 2001, Mr. Singh has been a partner of the venture capital arm of Investcorp International Inc., an investment firm. From November 1995 to January 2001, Mr. Singh served as a principal of Booz, Allen & Hamilton, a consulting firm. From July 1986 to November 1995, Mr. Singh served in various positions at IBM, most recently as a consultant. Mr. Singh holds a B. Sc. in computer science from Imperial College in London, England and an M.B.A. from INSEAD in Fontainebleau, France.

Shahan D. Soghikian has served as one of our directors since March 2004. Since January 1992, Mr. Soghikian has been a partner with JPMorgan Partners, the private equity investment arm of J.P. Morgan Chase. Prior to joining JPMorgan Partners in 1990, Mr. Soghikian served as a member of the mergers and acquisitions groups of Bankers Trust and Prudential Securities, Inc., financial services companies. Mr. Soghikian holds a B.A. in biology from Pitzer College and an M.B.A. from the Anderson Graduate School of Management at the University of California, Los Angeles.

Thomas Spiegel has served as one of our directors since January 2002. Mr. Spiegel has been the chief executive officer of Brantrock Advisors, Inc., a financial advisory company, since June 1997. From July 1999 to March 2000, Mr. Spiegel served as an executive officer of MP3.com, a digital music company. Mr. Spiegel holds a B.Sc. in business from the University of Southern California.

James L. Whims has served as one of our directors since February 2002. Mr. Whims has been a managing partner of TechFund Partners, an information technology investment firm, since August 1998. Mr. Whims is a director of THQ, Inc., a publicly traded company. Mr. Whims holds a B.A. in economics and communications from Northwestern University and an M.B.A. in finance and marketing from the University of Arizona.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than six nor more than eight members. We currently have eight directors. Our preferred stockholders, voting together as a class, have the right to elect five members to our board of directors. Stephen D. Royer, Shahan D. Soghikian, Thomas J. Cusick III, Thomas Spiegel and T. Raj Singh are the directors currently elected by our preferred stockholders. Our common stockholders have the right to elect one member, the current Chief Executive Officer, to our board of directors. Gary Johnson is the director currently elected by our common stockholders. Our preferred and common stockholders, voting as a single class, elect the remaining two members of the board of directors, currently the chairman of the the board, Richard L. Sanquini, and James L. Whims. Upon completion of this offering, our certificate of incorporation will no longer provide for these rights and none of our stockholders will have any special rights regarding board representation. There are no family relationships among any of our directors or executive officers.

Corporate Governance

We expect that our board will identify and appoint at least two additional independent directors and fully implement our corporate governance initiatives within 90 days after this offering. We believe these initiatives will comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC adopted thereunder. In addition, we believe our corporate governance initiatives will comply with the rules of The NASDAQ National Market. After this offering, our board will continue to evaluate, and improve upon as appropriate, our corporate governance principles and policies.

Our board and audit committee have also adopted a code of business conduct and ethics that applies to each of our directors, officers and employees. The code addresses various topics, including:

•	compliance with laws, rules and regulations;

•	conflicts of interest;

•	insider trading;

•	corporate opportunities;

•	competition and fair dealing;

•	equal employment and working conditions;

•	health and safety;

•	record keeping;

•	confidentiality;

•	protection and proper use of company assets; and

•	payments to government personnel.

Upon completion of this offering, the code of business conduct and ethics will be posted on our website. We also intend to implement whistleblower procedures by establishing formal procedures for receiving and handling complaints from employees. Any concerns regarding accounting or auditing matters reported under these procedures will be communicated promptly to the audit committee.

Board Committees

Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

Audit Committee

The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Upon completion of this offering, our audit committee will consist of Shahan D. Soghikian, Thomas J. Cusick III and T. Raj Singh, each of whom is an independent member of our board of directors and at least one of whom will be a financial expert as currently defined under Securities and Exchange Commission rules. Shahan D. Soghikian will be the chairperson of our audit committee. We believe that the composition of our audit committee will meet the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee

The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. Upon completion of this offering, our compensation committee will consist of James L. Whims, Stephen D. Royer and Richard L. Sanquini, each of whom is a non-management member of our board of directors. James L. Whims will be the chairperson of our compensation committee. We believe that the composition of our compensation committee will meet the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee

Upon completion of this offering, we will have a nominating and corporate governance committee which will consist of at least three independent directors. This committee will be responsible for identifying qualified candidates to the board of directors and making recommendations regarding the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance matters and reporting and making recommendations to the board concerning corporate governance matters. Upon completion of this offering, our nominating and corporate governance committee will consist of T. Raj Singh, Shahan D. Soghikian and James L. Whims. T. Raj Singh will be the chairperson of our nominating and corporate governance committee. We believe that the composition of our nominating and governance committee will meet the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

Prior to 2004 and except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors. We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Effective 2005, our non-management directors will receive annual compensation of $10,000 and compensation of $2,000 for each board meeting attended in person and $1,000 for each board meeting attended via teleconference. In addition, the chairperson of our audit committee will receive additional annual compensation of $40,000. Each committee member other than a committee chairperson will receive $1,000 for each committee meeting attended in person or via teleconference and the chairpersons of our compensation committee and nominating and corporate governance committee will receive $2,000 for each committee meeting attended in person or via teleconference. Directors will also be eligible to receive stock options under our 2004 stock incentive plan. The following non-employee directors have received stock options under our 1999 stock incentive plan as follows:

Name	Number of Shares Underlying Options Granted	Exercise Price Per Share	Date of Grant
Richard L. Sanquini	133	$22.50	12/8/99
	33	450.00	8/10/00
	45	675.00	12/20/00
	60,539	0.45	8/2/02
	133,333	0.45	1/27/04
Thomas Spiegel	444	675.00	2/21/01
	234,869	0.45	8/2/02
James L. Whims	60,539	0.45	8/2/02

Outside directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2004 stock incentive plan. An outside director will be automatically granted an initial option to purchase 41,666 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 9,166 shares of our common stock, provided the director has served on our board for at least six months. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. See “Employee Benefit Plans—2004 Stock Incentive Plan.”

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

The following table summarizes all compensation paid to our Chief Executive Officer, our former Acting Chief Executive Officer and our two other most highly compensated executive officers who were the only other executive officers whose total annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the year ended December 31, 2003. These individuals are referred to as our named executive officers.

Summary Compensation Table

	Annual Compensation		Long-Term Compensation
Name and Principal Position	Salary ($)	Bonus ($)	Securities Underlying Options (#)
Gary Johnson (1)	$219,231	$210,960	1,028,768
President and Chief Executive Officer
Richard L. Sanquini (2)	192,000	—	—
Former Acting Chief Executive Officer
Sanjeev Kumar	166,294	142,688	163,333
Chief Operating Officer
Michael J. Maia	172,946	60,197	—
Vice President of Sales and Marketing

(1)	Mr. Johnson became President and Chief Executive Officer in April 2003 and his annual salary is $300,000.

(2)	Mr. Sanquini served as our Acting Chief Executive Officer until April 2003. In January 2004, we granted Mr. Sanquini an option to purchase 133,333 shares of our common stock that is fully vested in connection with his services as our Acting Chief Executive Officer. We have also entered into a consulting arrangement with Mr. Sanquini as described under “Related Party Transactions.” The amount listed under the Salary column does not include amounts paid to Mr. Sanquini in connection with his consulting arrangement.

Svend-Olav Carlsen became our Vice President and Chief Financial Officer in June 2004. Mr. Carlsen’s salary for 2004 on an annualized basis will be $190,000. Richard G. Miller became our Vice President and Chief Technology Officer in June 2004. Mr. Miller’s salary for 2004 on an annualized basis will be $185,000. Scott Tandy became our Vice President of Strategic Marketing in February 2004. Mr. Tandy’s salary for 2004 on an annualized basis will be $150,000.

Stock Option Grants

The following tables set forth certain information for the year ended December 31, 2003 with respect to stock options granted to our named executive officers. The percentage of total options granted is based on an aggregate of options to purchase 1,469,167 shares of common stock granted in 2003.

Option Grants in 2003

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
Name	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price Per Share(1)	Expiration Date(2)	5%	10%
Gary Johnson	1,028,768	70.0%	$0.45	5/1/13	$19,646,110	$31,557,365
Richard L. Sanquini	—	—	—	—	—	—
Sanjeev Kumar	163,333	11.1	0.45	1/13/13	3,119,127	5,010,225
Michael J. Maia	—	—	—	—	—	—

(1)	The exercise price for each grant is equal to the fair market value of our common stock on the date of grant.

(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment. The options vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter. Mr. Johnson’s options vest monthly over four years after the date of grant. One of Mr. Kumar’s options vests as to 63,000 shares on December 19, 2003 and as to 100,333 shares on December 19, 2004.

(3)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by $12.00 per share, the midpoint of the estimated initial public offering price range;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option Exercises in 2003 and Year-End Option Values

The following table sets forth certain information for the year ended December 31, 2003 with respect to stock options exercised by our named executive officers and the number and value of unexercised options held by our named executive officers. This table assumes a per-share fair market value equal to $12.00, the midpoint of the estimated initial public offering price range.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable
Gary Johnson	—	$—	171,461/857,307	$1,980,375/9,901,896
Richard L. Sanquini	—	—	60,750/—	699,225/—
Sanjeev Kumar	—	—	394,890/171,758	4,558,173/1,983,147
Michael J. Maia	—	—	164,166/42	1,893,039/—

Employee Benefit Plans

1999 Stock Option Plan

Our 1999 stock option plan was adopted by our board of directors in October 1999 and was subsequently approved by our stockholders.

As of September 30, 2004, 5,350,336 shares of common stock have been reserved for issuance under the 1999 stock option plan and options to purchase a total of 2,275,051 shares of common stock were outstanding thereunder at a weighted average exercise price of $2.3139 per share.

Upon the completion of this offering, the 1999 stock option plan will be terminated. No shares of our common stock will remain available under the 1999 stock option plan other than for satisfying exercises of stock options granted under this plan prior to its termination.

2004 Stock Incentive Plan

General.    Our 2004 stock incentive plan was adopted by our board of directors in July 2004 and, subject to stockholder approval, will become effective upon the completion of this offering.

Administration.    The 2004 stock incentive plan will be administered by our compensation committee. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors will be able to amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required or desirable.

Authorized Shares.    1,454,166 shares of common stock have been authorized for issuance under the 2004 stock incentive plan. In addition, any shares subject to outstanding options under our 1999 stock option plan that expire unexercised or any unvested shares that are forfeited will be available for issuance under our 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants, stock appreciation rights, restricted stock or stock units for more than 3,333,333 shares total in any calendar year. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	2,333,333 shares;

•	5% of our outstanding common stock on the last day of the immediately preceding fiscal year through 2009 and 3% of our outstanding common stock on the last day of the immediately preceding fiscal year for 2010 through 2014; or

•	the number of shares determined by the board of directors.

Plan Features.    Under the 2004 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 41,666 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 9,166 shares of our common stock, provided the director has served on our board for at least six months. These options will vest and become exercisable on the first anniversary of the date of grant or immediately prior to our next annual meeting of stockholders, if earlier. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity. Stock options automatically granted to outside directors fully vest if we merge with or into another corporation.

•	The plan terminates 10 years after its initial adoption, unless terminated earlier by our board. Our board may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

The number of shares or other benefits granted under the 2004 stock incentive plan may be subject to the attainment of performance goals.

2004 Employee Stock Purchase Plan

General.    Our 2004 employee stock purchase plan was adopted by our board of directors in July 2004 and, subject to stockholder approval, will become effective upon completion of this offering. A total of 333,333 shares of common stock have been reserved for issuance under our 2004 employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

•	400,000 shares;

•	1% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

•	the number of shares determined by our board.

Administration.    Our 2004 employee stock purchase plan, which is intended to qualify shares sold for the benefits provided under Section 423 of the Internal Revenue Code, will be administered by the compensation committee of our board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, and employees of our subsidiaries which are designated by our board, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 833 shares.

Offering and Purchase Periods.    The 2004 employee stock purchase plan will be implemented by a series of overlapping periods of 12 months’ duration, with new offering periods, other than the first offering period, beginning in May and November of each year except as otherwise determined by our board of directors. Purchase periods for our 2004 employee stock purchase plan will each have a duration of six months, unless otherwise determined by our board of directors. During each purchase period, payroll deductions will accumulate, without interest. On the last day of each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end in November 2005. The initial purchase period is expected to begin on the date of this offering and end in May 2005.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

The 2004 employee stock purchase plan may be amended or terminated by our board at any time.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We currently do not make matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Change in Control Arrangements

On March 14, 2003, Mr. Johnson entered into an offer letter with us to serve as our President and Chief Executive Officer. Under the terms of the offer letter, Mr. Johnson is entitled to receive an annual salary of

$300,000 subject to annual review by our board of directors and subject to certain conditions related to our performance and financial situation. In connection with this agreement, we granted Mr. Johnson an option to purchase 1,028,768 shares of common stock at an exercise price of $0.45 per share. This option vests monthly over four years. Mr. Johnson is also eligible to receive an option to purchase an additional 85,730 shares annually up to four years based on our performance and if we exceed our business objectives for each calendar year. These options, if granted, would vest immediately and would have an exercise price equal to the then fair market value per share of our common stock. The offer letter further provides that Mr. Johnson’s employment relationship with us may be terminated at any time by Mr. Johnson or us. If we terminate Mr. Johnson’s employment without cause, Mr. Johnson is entitled to receive monthly payments after his termination equal to 12 months base salary. The offer letter also provides that upon a change of control, Mr. Johnson’s options will vest immediately and he will be eligible for our management retention plan. Our management retention plan provides that if net proceeds, as defined in the stock option grant, from a change in control are greater than $43.3 million, then Mr. Johnson will be eligible to receive the greater of (a) one-third interest in the management retention plan’s bonus pool or (b) the value of Mr. Johnson’s vested options. Mr. Johnson is also entitled to a bonus for the period from January 1, 2004 through June 30, 2004 due to the achievement of specified performance criteria. The bonus consists of a cash award of $150,000, which has been paid, and an additional bonus amount payable upon the closing of an acquisition of us or our initial public offering. The additional bonus amount is payable in the form of a warrant in the event of an initial public offering and, in the event of an acquisition, in the same form of consideration as paid to our other stockholders in the acquisition.

On January 13, 2003, Mr. Kumar entered into a letter agreement with us to receive a special bonus of $60,000 paid in 12 monthly installments and an option to purchase 163,333 shares of common stock at an exercise price of $0.15. This option vests as to 63,000 shares on December 19, 2003 and the remaining 100,333 shares on December 19, 2004.

We also have offer letters with Svend-Olav Carlsen, our Vice President and Chief Financial Officer, Richard Miller, our Vice President and Chief Technology Officer, Michael J. Maia, our Vice President of Sales and Marketing and Scott Tandy, our Vice President of Strategic Marketing. Under the terms of Mr. Carlsen’s offer letter, he is entitled to receive an annual salary of $190,000. We also granted Mr. Carlsen an option to purchase 179,166 shares of common stock at an exercise price of $2.40. This option vests as to 25% after one year and monthly thereafter. The stock options granted to Mr. Carlsen will immediately vest as to 50% of the then outstanding unvested shares in the event of a change of control. Under the terms of Mr. Miller’s offer letter, he is entitled to receive an annual salary of $185,000. We also granted Mr. Miller an option to purchase 179,166 shares of common stock at an exercise price of $2.40. This option vests as to 25% after one year and monthly thereafter. The stock options granted to Mr. Miller will immediately vest as to 25% of the then outstanding unvested shares in the event of a change of control. Under the terms of Mr. Maia’s offer letter, he is entitled to receive an annual salary of $174,996. We also granted to Mr. Maia 592 shares of common stock at a price of $0.0225 and an option to purchase 555 shares of common stock at an exercise price of $2.25. This option vests as to 25% after one year and monthly thereafter. Mr. Maia was also eligible to receive an option to purchase 222 shares of common stock at an exercise price of $450.00. This option vests as to 25% after one year and monthly thereafter. Under the terms of Mr. Tandy’s offer letter, he is entitled to receive an annual salary of $150,000. We also granted Mr. Tandy an option to purchase 84,000 shares of common stock at an exercise price of $0.45. This option vests as to 25% after one year and monthly thereafter.

Indemnification Agreements and Director and Officer Insurance

We intend to enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Common Stock—Limitation of Liability and Indemnification Matters.”

RELATED PARTY TRANSACTIONS

Other than compensation agreements and other arrangements, which are described in “Management,” and the transactions described below, since July 2001 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•	in which any director, executive officer, holder of 5% or more of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

Transactions with Management and 5% Stockholders

Between June 1, 1999 and September 30, 2004, we issued and sold the securities listed below in connection with private financings:

•	June 1999 to October 1999: 21,698 shares of common stock at a price of $0.09 per share to 11 investors;

•	October, 15, 1999: 33,331 shares of series A preferred stock at a price of $150.00 per share to five accredited investors;

•	February 7, 2000 to March 7, 2000: 16,508 shares of series B preferred stock at a price of $601.50 per share to 17 accredited investors;

•	December 7, 2000 to February 22, 2001: 19,850 shares of series C preferred stock at a price of $531.00 per share to 25 accredited investors;

•	December 12, 2001 to May 28, 2002: 28,675,989 shares of series D preferred stock at a price of $1.515 per share to 48 accredited investors, of which 19,994,397 shares were converted into 19,994,397 shares of series E preferred stock on March 5, 2004;

•	May 10, 2002: 2,924 shares of series B-1 preferred stock at a price of $601.50 per share to 11 accredited investors; and

•	May 10, 2002: 24,555 shares of series C-1 preferred stock at a price of $531.00 per share to 13 accredited investors.

Upon completion of this offering and simultaneous with the effectiveness of the reverse stock split, each share of preferred stock will convert into 0.3333 share of common stock, except that each share of series A and series B preferred stock will convert into 0.6667 shares of common stock, each share of series B-1 preferred stock will convert into 132.3432 shares of common stock and each share of series C-1 preferred stock will convert into 116.8317 shares of common stock.

The table below summarizes purchases, in excess of $60,000, of shares of our capital stock by our directors:

	Common Stock	Shares of Preferred Stock
		Series A	Series B	Series B-1	Series C	Series C-1	Series D	Series E
Name:
Gary Johnson(1)	278,574	—	—	—	—	—	—	—
Richard L. Sanquini	160,539	—	—	—	133	—	—	—
Thomas J. Cusick III(2)	—	—	—	—	4,706	4,710	1,650,834	1,661,254
Stephen D. Royer(3)	—	—	—	—	—	—	—	6,645,018
T. Raj Singh(4).	—	—	—	—	—	—	—	4,983,764
Shahan D. Soghikian(5)	—	23,893	6,509	—	3,054	10,063	3,527,047	1,993,503
Thomas Spiegel(6)	234,869	—	2,326	2,660	—	2,382	1,056,105	1,977,393
James L. Whims(7)	62,645	7,999	4,655	—	1,694	1,129	396,039	—

(1)	Represents 139,464 shares held by the Gary J. Johnson and Sarah L. Johnson, as Trustees of the Johnson Revocable Trust dated Oct 11th 1999, 47,333 shares held by Gary J. Johnson, as Trustee of the Benhall-(A) Annuity Trust dated June 9, 2004, 47,333 shares held by Sarah L. Johnson, as Trustee of the Welby-(A) Annuity Trust dated June 9, 2004, 22,222 shares held by Joel Silberman, as Trustee of the Johnson Children’s Trust F/B/O Clare Johnson and 22,222 shares held by Joel Silberman, as Trustee of the Johnson Children’s Trust F/B/O Matthew Johnson.

(2)	Represents 3,321,504 shares held by CIBC WMC, Inc.

(3)	Represents 6,645,018 shares held by Shamrock Capital Growth Fund, L.P.

(4)	Represents 4,983,764 shares held by Investcorp/212 Ventures Technology Fund I, L.P.

(5)	Represents 4,392,275 shares held by J.P. Morgan Partners (BHCA), L.P., 38,978 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 349,762 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., 93,940 shares held by J.P. Morgan Partners Global Investors A, L.P. and 689,114 shares held by J.P. Morgan Partners Global Investors, L.P.

(6)	Includes 234,869 shares held by the Thomas Spiegel 1982 Trust, Anthony Spiegel Trustee, 1,979,775 shares held by Portal Partners, 498 shares held by Carolyn J. Hamlet, as Trustee of the Music Trust dated May 25, 1999, 2,493 shares held by SBTR, LLC and 1,995 shares held by Thomas Spiegel, Trustee of the Spiegel Living Trust dated January 13, 2000.

(7)	Includes 342,487 shares held by TechFund Capital II, L.P., 69,139 shares held by TechFund Capital Mgt II, LLC and 1,620 shares held by Techfarm II, L.P.

In February 2001, we entered into a consulting agreement with Thomas Spiegel pursuant to which Mr. Spiegel provided us with consulting services in areas pertaining to general business strategy, business development, financings, mergers and acquisitions and strategic alliances and organizational development. Mr. Spiegel became one of our directors in January 2002. Pursuant to this consulting agreement, Mr. Spiegel received an option to purchase 444 shares of our common stock at an exercise price of $675.00 per share, options to purchase 234,869 shares of our common stock at an exercise price of $0.45 per share, and a warrant to purchase 1,333 shares of our series C preferred stock at an exercise price of $531.00 per share. In addition, under this agreement, Mr. Spiegel was entitled to receive $200,000 per month for seven months. In November 2002, this agreement was amended. Under the amended agreement, Mr. Spiegel was entitled to receive $394,000 on each of January 29, 2005, February 27, 2005, March 28, 2005 and April 29, 2005 in lieu of $200,000 per month. In July 2004, the consulting agreement, as amended, was terminated and we paid Mr. Spiegel approximately $1.6 million, representing payment in full of all remaining amounts owed under this agreement.

In April 2003, we entered into a consulting arrangement with one of our directors, Richard Sanquini. Pursuant to this arrangement, Mr. Sanquini provides management consulting services and receives consideration in the amount of $5,000 per month. He received a total of $35,000 in 2003.

We utilize LSI Logic, a beneficial holder of 5% or more of our common stock, as a third party service provider. We engage LSI Logic to implement certain aspects of the design of our semiconductors and manage the manufacture, test, packaging, warehousing and shipping of our semiconductors. We purchased inventory and services of $11.4 million and $8.5 million from LSI Logic in 2003 and the nine months ended September 30, 2004, respectively. We intend to continue to use LSI Logic to provide these services. LSI Logic acquired 3,766 shares of our series C-1 preferred stock on December 12, 2001 and 1,320,132 shares of our series D preferred stock on May 10, 2002 for an aggregate cash consideration of approximately $4.0 million.

Indebtedness of Management

In January 2002, we lent Mr. Spiegel $1.6 million to purchase shares of our series D preferred stock. The original promissory note bore interest at a rate of 4% per annum with payments due as follows: $120,000 within two business days after the second closing of our series D financing and the remaining balance in seven equal installments beginning March 31, 2002 through September 30, 2002. The promissory note was secured by 1,056,105 shares of our series D preferred stock held by Mr. Spiegel. In November 2002, we amended the promissory note to reduce the interest rate to 2.03% and provide that the remaining balance be paid in four installments from January 31 through April 30, 2005. The largest aggregate amount outstanding under the promissory note was approximately $1.5 million in 2002 and $1.0 million in 2003. In July 2004, Mr. Spiegel repaid all outstanding principal and interest due under the promissory note and the note was cancelled.

Registration Rights

We have entered into an investors’ rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the conversion of their convertible preferred stock upon completion of this offering. In addition to registration rights, certain preferred stockholders are entitled to board observation rights, a right of first refusal with respect to new issuances of stock by us, a right of co-sale with respect to sales of our stock by our founders and the right to elect five of our eight directors. These rights will expire upon completion of this offering. For additional information, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements and Director and Officer Insurance

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 30, 2004 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o PortalPlayer, Inc., 3255 Scott Boulevard, Bldg. 1, Santa Clara, California 95054.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 15,882,255 shares of common stock outstanding on September 30, 2004, which assumes the conversion of all outstanding shares of preferred stock into 12,854,231 shares of common stock. For purposes of the table below, we have assumed that 22,132,255 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days after September 30, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Number of Shares Beneficially Owned	Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% Stockholders:
Entities affiliated with J.P. Morgan Partners(1)	3,037,143	19.1%	13.7%
Shamrock Capital Growth Fund, L.P.(2)	2,215,006	14.0	10.0
Investcorp/212 Ventures Technology Fund I, L.P.(3)	1,661,254	10.5	7.5
Investcorp S.A.(3)	1,661,254	10.5	7.5
SIPCO Limited(3)	1,661,254	10.5	7.5
CIBC WMC, Inc.(4)	1,655,873	10.4	7.5
Portal Partners(5)	937,424	5.9	4.2
LSI Logic Corporation(6)	880,032	5.5	4.0

Directors and Executive Officers:
Gary Johnson(7)	492,949	3.1	2.2
Sanjeev Kumar(8)	362,274	2.3	1.6
Michael J. Maia(9)	165,494	1.0	*
Richard L. Sanquini(10)	194,127	1.2	*
Thomas J. Cusick III(11)	1,655,873	10.4	7.5
Stephen D. Royer(12)	2,215,006	14.0	10.0
T. Raj Singh(13)	1,661,254	10.5	7.5
Shahan D. Soghikian(14)	3,037,143	19.1	13.7
Thomas Spiegel(15)	1,878,797	11.8	8.5
James L. Whims(16)	335,558	2.1	1.5
All directors and executive officers as a group (13 persons)(17)	11,998,475	75.5%	53.6%

*	Represents beneficial ownership of less than 1%.
(1)	Principal address for J.P. Morgan affiliated entities is 1221 Avenue of the Americas, New York, New York 10020. Includes 2,646,547 shares held by J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”), 12,992 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 116,587 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., 31,313 shares held by J.P. Morgan Partners Global Investors A, L.P. and 229,704 shares held by J.P. Morgan Partners Global Investors, L.P. (collectively, the “Global Fund Entities”). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. (“MF Manager”), whose general partner is JPMP Capital Corp. (“JPMPCC”), a wholly-owned subsidiary of JPMorgan Chase & Co. (“JPM Chase”), a publicly traded company. As a result, each of MF Manager, JPMPCC and JPM Chase may be deemed the beneficial owners of the shares held by JPMP BHCA, however, each disclaim such beneficial ownership except to the extent of such person’s pecuniary interest therein. The general partner of the Global Fund Entities is JPMP Global Investors, L.P. (“JPMP Global Investors”), whose general partner is JPMPCC, a wholly-owned subsidiary of JPM Chase. As a result, each of JPMP Global Investors, JPMPCC and JPM Chase may be deemed beneficial owners of the shares held by the Global Fund Entities, however, each disclaim such beneficial ownership except to the extent of such person’s pecuniary interest therein. Additionally, Jeffrey C. Walker, as president of JPMPCC, may be deemed to have beneficial ownership of the shares held by JPMP BHCA and the Global Fund Entities pursuant to policies and procedures adopted by JPMPCC. Mr. Walker has dispositive power over such shares. However, the foregoing shall not be construed as an admission that Mr. Walker is the beneficial owner of the shares held by JPMP BHCA and the Global Fund Entities.
(2)	Principal address is 4444 Lakeside Drive, Burbank, California 91505. Shamrock Capital Partners, L.L.C. (“SCP”) holds voting and dispositive power for the shares held of record by the Shamrock Capital Growth Fund, L.P. (the “Fund”). SCP is the general partner of the Fund. Stephen D. Royer is an executive vice president of SCP, and Stanley P. Gold and Shamrock Holdings of California, Inc. (“SHOC”) are each a managing member of SCP. SHOC is also a limited partner of the Fund. Shamrock Holdings, Inc. (“SHI”) is the sole stockholder of SHOC. Roy E. Disney is the Chairman of the Board of Directors of SHI and may be deemed a controlling stockholder of both SHI and SHOC. Each of Mr. Royer, SCP, SHOC, Mr. Gold, SHI and Mr. Disney disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.
(3)	Principal address for Investcorp/212 Ventures Technology Fund I, L.P. is c/o 212 Ventures, Inc., 280 Park Avenue, New York, NY. Principal address for Investcorp S.A. is 6 rue Adolphe Fischer, L-1520 Luxembourg and its jurisdiction of organization is Luxembourg. Principal address for SIPCO Limited is P.O. Box 1111, West Wind Building, Georgetown, Grand Cayman, Cayman Islands and its jurisdiction of organization is the Cayman Islands. The shares listed as being beneficially owned by Investcorp S.A. and SIPCO Limited are the same shares listed as being beneficially owned by Investcorp/212 Ventures Technology Fund I, L.P. Investcorp S.A. is the indirect parent corporation of Technology Ventures Limited, which is the general partner of Investcorp/212 Ventures Technology Fund I, L.P. SIPCO Limited may be deemed to control Investcorp S.A. through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp S.A. Investcorp/212 Ventures Technology Fund I, L.P., Investcorp S.A. and SIPCO Limited may be deemed to share beneficial ownership over the shares held by Investcorp/212 Ventures Technology Fund I, L.P.
(4)	Principal address is 425 Lexington Avenue, 9th Floor, New York, NY 10017. Thomas C. Cusick and Mark Hastings, as managing directors, share voting and dispositive power over the shares held by CIBC WMC, Inc. Mr. Cusick and Mr. Hastings disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Mr. Cusick’s address is c/o CIBC Capital Partners at 580 California Street, Suite 2210, San Francisco, CA 94104. Mr. Hastings’ address is c/o CIBC Capital Partners at 222 Berkeley Street, 19th Floor, Boston, MA 02116.
(5)	Principal address is 9465 Wilshire Boulevard, Suite 900, Los Angeles, California 90212. Thomas Spiegel, as the chief executive officer of Brantrock Advisors, Inc., which is the managing partner of Portal Partners, holds voting and dispositive power over the shares held by Portal Partners.

(6)	Principal address is 1621 Barber Lane, Milpitas, California 95035. LSI Logic Corporation is a publicly held corporation. James Keyes, Tao Chu, Wilfred Corrigan, Malcolm Currie, R. Douglas Norby, Matthew O’Rourke, Gregorio Reyes and Larry Sonsini, as the board of directors, share voting and dispositive power over the shares held by LSI Logic Corporation.
(7)	Includes 214,375 shares subject to options which are exercisable within 60 days of September 30, 2004. Also includes 139,464 shares held by the Gary J. Johnson and Sarah L. Johnson, as Trustees of the Johnson Revocable Trust dated Oct 11th 1999, 47,333 shares held by Gary J. Johnson, as Trustee of the Benhall-(A) Annuity Trust dated June 9, 2004, 47,333 shares held by Sarah L. Johnson, as Trustee of the Welby-(A) Annuity Trust dated June 9, 2004, 22,222 shares held by Joel Silberman, Trustee of the Johnson Children’s Trust F/B/O Clare Johnson, and 22,222 shares held by Joel Silberman, Trustee of the Johnson Children’s Trust F/B/O Matthew Johnson. In addition, Mr. Johnson will receive a warrant to purchase 133,000 shares upon completion of the offering which warrant is fully vested.
(8)	Includes 14,574 shares subject to options which are exercisable within 60 days of September 30, 2004.
(9)	Includes 1,471 shares subject to options which are exercisable within 60 days of September 30, 2004.
(10)	Includes 33,544 shares subject to options which are exercisable within 60 days of September 30, 2004.
(11)	Represents 1,655,873 shares held by CIBC WMC, Inc. Mr. Cusick disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(12)	Represents 2,215,006 shares held by Shamrock Capital Growth Fund, L.P. Mr. Royer disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(13)	Represents 1,661,254 shares held by Investcorp/212 Ventures Technology Fund I, L.P. Mr. Singh disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(14)	Includes 2,646,547 shares held by J.P. Morgan Partners (BHCA), L.P. (“JPMP BHCA”), 12,992 shares held by J.P. Morgan Partners Global Investors (Cayman) II, L.P., 116,587 shares held by J.P. Morgan Partners Global Investors (Cayman), L.P., 31,313 shares held by J.P. Morgan Partners Global Investors A, L.P. and 229,704 shares held by J.P. Morgan Partners Global Investors, L.P. (collectively, the “Global Fund Entities”). Mr. Soghikian is a Managing Director of JPMP Capital Corp., the general partner of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P., the general partners of JPMP BHCA and the Global Fund Entities, respectively. As a result, Mr. Soghikian may be deemed a beneficial owner of the shares held by JPMP BHCA and the Global Fund Entities, however, Mr. Soghikian disclaims such beneficial ownership except to the extent of his pecuniary interest therein, which is not readily determinable because it is subject to several variables, including without limitation, the internal rates of return of JPMP BHCA and the Global Fund Entities and the vesting of interests therein.
(15)	Includes 234,869 shares held by the Thomas Spiegel 1982 Trust, Anthony Spiegel Trustee, 937,424 shares held by Portal Partners, 35,357 shares held by Carolyn J. Hamlet, as Trustee of the Music Trust dated May 25, 1999, 176,791 shares held by SBTR, LLC, 141,433 shares held by Thomas Spiegel, Trustee of the Spiegel Living Trust dated January 13, 2000, 444 shares issuable under warrants that are immediately exercisable and 444 shares subject to options which are exercisable within 60 days of September 30, 2004.
(16)	Includes 227,189 shares held by TechFund Capital II, L.P., 45,834 shares held by TechFund Capital Mgt II, LLC and 1,620 shares held by Techfarm II, L.P.
(17)	Includes 264,852 shares subject to options which are exercisable within 60 days of September 30, 2004 and 444 shares issuable under warrants that are immediately exercisable.

DESCRIPTION OF CAPITAL STOCK

General

When this offering is completed and after the filing of our restated certificate of incorporation, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. The following information assumes the filing of our restated certificate of incorporation and the conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

As of September 30, 2004, there were 15,882,255 shares of common stock outstanding held by approximately 250 stockholders of record, assuming the automatic conversion of each outstanding share of preferred stock into shares of common stock upon completion of this offering. The shares of common stock to be outstanding after this offering, including the shares of common stock to be sold in this offering, will be fully paid and nonassessable.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. The affirmative vote of a majority of the shares present in person or represented and voting at a duly held meeting at which a quorum is present shall be the act of the stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering will be fully paid and nonassessable.

Preferred Stock

Upon completion of this offering and simultaneous with the effectiveness of the reverse stock split, each currently outstanding share of preferred stock will convert into 0.3333 share of common stock, except that each share of series A and series B preferred stock will convert into 0.6667 shares of common stock, each share of series B-1 preferred stock will convert into 132.3432 shares of common stock and each share of series C-1 preferred stock will convert into 116.8317 shares of common stock. Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of September 30, 2004, we had outstanding warrants to purchase a total of 68,363 shares of preferred stock and common stock as follows:

•	466 shares of series A preferred stock at an exercise price of $150.00 per share, which expire upon completion of this offering;

•	1,333 shares of series C preferred stock at an exercise price of $531.00 per share, which expire upon completion of this offering;

•	66,007 shares of series D preferred stock at an exercise price of $1.515 per share, which expire on September 25, 2009;

•	557 shares of common stock at exercise prices ranging from $22.50 to $675.00 per share, of which warrants to purchase 82 shares expire upon completion of this offering and warrants to purchase 475 shares expire on June 1, 2009.

Upon completion of this offering, these warrants will be exercisable for a total of 23,313 shares of our common stock as a result of anti-dilution adjustments.

Registration Rights

The holders of 12,876,987 shares of common stock issuable upon conversion of our outstanding preferred stock and upon the exercise of warrants have the right to cause us to register these shares under the Securities Act based on:

•	Demand registration rights. At the earlier of two years after the date of the series D preferred stock purchase agreement, dated as of May 28, 2002, or six months after this offering, one or more holders of 10% or more of the common stock issued upon conversion of our preferred stock may request that we register their shares if the anticipated aggregate offering price is at least $5,000,000.

•	Piggyback registration rights. The holders of registrable securities may request to have their shares registered any time we file a registration statement to register any of our securities for our own account or for the account of other stockholders subject to a pro rata cutback to a minimum of 25% of any offering other than our initial public offering.

•	S-3 registration rights. The holders of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already registered shares twice on an S-3 registration statement within the 12 months preceding the request and if the anticipated aggregate offering price is at least $2,500,000.

Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts and commissions, related to any registration. These registration rights terminate five years after this offering is completed.

All holders with registration rights have agreed not to exercise their registration rights without the prior written consent of both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be authorized to issue preferred stock without stockholder approval; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. In addition, we intend to obtain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

Nasdaq National Market Listing Symbol

We have applied to list our common stock for quotation on The NASDAQ National Market under the symbol “PLAY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Sales of our common stock in the public market after the offering, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Unregistered Shares

Upon completion of this offering, we will have outstanding 22,132,255 shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

As a result of lock-up arrangements with us or the underwriters as described below and subject to the provisions of Rules 144, 144(k) and 701 described below, these securities will be available for sale in the public market as follows:

•	32,653 will be eligible for sale prior to 180 days after the date of this prospectus;

•	15,849,602 shares will be eligible for sale immediately upon the expiration of the 180-day lock-up agreement, in some cases subject to volume and other limitations as described below.

Lock-up Agreements

Our directors, officers and substantially all of our existing stockholders and optionholders have agreed that they will not sell any common stock owned by them without the prior written consent of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, provided, however, that if (a) during the last 17 days of the lock-up period, we release earnings results or material news or a material event relating to us occurs or (b) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in each case the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Citigroup Global Markets Inc. and Credit Suisse First Boston LLC waive this extension. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of Citigroup Global Markets Inc. and Credit Suisse First Boston LLC. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

In addition, Citigroup Global Markets Inc. and Credit Suisse First Boston LLC have agreed to permit any person who entered into a “lock-up” agreement with the underwriters to enter into at any time during the “lock-up” period a Rule 10b5-1 trading plan with respect to their PortalPlayer securities, provided, however, that no such person shall be permitted to trade any such securities during the “lock-up” period whether pursuant to the Rule 10b5-1 trading plan or otherwise.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year from the later of the date those shares of common stock were acquired from us or one of our affiliates would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 221,323 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us. However, these shares would remain subject to the lock-up arrangements described above and would only become eligible for sale when the lock-up period expires.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. These shares would remain subject to the lock-up arrangements described above and would only become eligible for sale when the lock-up period expires. Accordingly, within 180 days after the date of this prospectus, 2,125,804 shares will qualify as “Rule 144(k) shares.”

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual lock-up arrangements described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 1999 stock option plan and shares reserved for future issuance under our 2004 stock incentive plan and our 2004 employee stock purchase plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up arrangements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Based on the number of shares subject to outstanding options under our 1999 stock option plan as of September 30, 2004 and the number of shares reserved for issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan, this registration statement would cover approximately 4,062,550 shares.

Registration Rights

In addition, after this offering, the holders of approximately 12,876,987 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. STOCKHOLDERS

This is a general summary of material U.S. federal income and estate tax considerations with respect to your acquisition, ownership and disposition of our common stock if you are a beneficial owner of common stock other than:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in, or under the laws of, the United States or any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or a trust that existed on August 20, 1996, was treated as a U.S. person on August 19, 1996, and elected to be treated as a U.S. person.

If a partnership holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the U.S. federal income tax consequences to you of the acquisition, ownership, and disposition of our common stock.

This summary does not address all of the U.S. federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a beneficial owner subject to special treatment under U.S. income tax laws, including a former U.S. citizen or resident.

This summary does not discuss any aspect of state, local or non-U.S. taxation. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all of which are subject to change, possibly with retroactive effect. This summary is not intended, and should not be construed, as tax advice.

We urge prospective non-U.S. investors to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations with respect to acquiring, holding and disposing of shares of our common stock.

Dividends

In general, any distributions we make to you with respect to your shares of our common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless you are eligible for a reduced rate of withholding tax under an applicable income tax treaty and you provide proper certification of your eligibility for such reduced rate (usually on an IRS Form W-8BEN). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits as determined under the Internal Revenue Code of 1986, as amended. Any distribution not constituting a dividend will be treated first as reducing your basis in your shares of our common stock and, to the extent it exceeds your basis, as gain from the disposition of your shares of our common stock.

Dividends we pay to you that are effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, attributable to a U.S. permanent establishment maintained by you, generally will not be subject to U.S. withholding tax if you comply with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, effectively connected income may also be subject to a “branch profits tax” at a rate of 30%, or a lower rate specified by an applicable income tax treaty. Dividends that are effectively connected with your conduct of a trade or business but that under an applicable income tax treaty are not attributable to a U.S. permanent establishment maintained by you may be eligible for a reduced rate of U.S. withholding tax under such treaty, provided you comply with certification and disclosure requirements necessary to obtain treaty benefits.

If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of your shares of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States and, if you are entitled to benefits under an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by you;

•	you are an individual, you hold your shares of our common stock as capital assets, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other conditions, and you are not eligible for relief under an applicable income tax treaty; or

•	our common stock constitutes a U.S. real property interest within the meaning of the Foreign Investment in Real Property Tax Act, which is referred to as FIRPTA. Our common stock will constitute a U.S. real property interest for FIRPTA if we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We do not believe that we are, have been or will become a “U.S. real property holding corporation” for U.S. federal income tax purposes. Even if we were a U.S. real property holding corporation for FIRPTA, gain arising from a disposition of our common stock still would not be subject to FIRPTA tax if our common stock is considered regularly traded under applicable Treasury regulations on an established securities market, such as The NASDAQ National Market, and you do not own, actually or constructively, more than 5% of the total fair market value of our common stock at any time during the five year period ending on the date of disposition.

Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to U.S. federal income tax, net of certain deductions, at the same rates applicable to U.S. persons. If you are a corporation, the branch profits tax, as discussed above, also may apply to such effectively connected gain. If the gain from the sale or disposition of your shares is effectively connected with your conduct of a trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment maintained by you in the United States, your gain may be exempt from U.S. tax under the treaty. If you are described in the second bullet point above, you generally will be subject to U.S. tax at a rate of 30% on the gain realized, although the gain may be offset by some U.S. source capital losses realized during the same taxable year.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends or other distributions we pay to you and the tax withheld from those payments. These reporting requirements apply regardless of whether withholding was reduced or eliminated by any applicable income tax treaty. Copies of the information returns reporting those dividends and amounts withheld may also be made available to the tax authorities in the country in which you reside pursuant to the provisions of an applicable income tax treaty or exchange of information treaty.

The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons currently at a rate of 28% of the gross amount. You will not be subject to backup withholding tax on dividends you receive on your shares of our common stock if you provide proper certification (usually on an IRS Form W-8BEN) of your status as a non-U.S. person or if you are a corporation or one of several types of entities and organizations that qualify for an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of your shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if you sell your shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report to the IRS the amount of proceeds paid to you and also backup withhold at a rate of 28% of that amount unless you provide appropriate certification (usually on an IRS Form W-8BEN) to the broker of your status as a non-U.S. person or you are a corporation or one of several types of entities and organizations that qualify for exemption. If the appropriate certification is not provided, the amount of proceeds paid to you will be subject to information reporting, and may be subject to backup withholding, if you sell your shares of our common stock outside the United States through the non-U.S. office of a U.S. broker or a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States.

Any amounts withheld with respect to your shares of our common stock under the backup withholding rules will be refunded to you or credited against your U.S. federal income tax liability, if any, by the IRS if the required information is furnished in a timely manner.

Estate Tax

Shares of our common stock owned or treated as owned by an individual who is not a citizen or resident, as specifically defined for U.S. federal estate tax purposes, of the United States at the time of his or her death will be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Citigroup Global Markets Inc., Credit Suisse First Boston LLC, Needham & Company, Inc. and SG Cowen & Co., LLC are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
Needham & Company, Inc.
SG Cowen & Co., LLC

Total	6,250,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 937,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

The representatives have informed us that the underwriters do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus, except for grants of employee stock options pursuant to the terms of our 1999 stock option plan or our 2004 stock incentive plan or issuances pursuant to the exercise of employee stock options outstanding on the date hereof or issuances pursuant to our 2004 employee stock purchase plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC waive, in writing, such an extension.

Our officers, directors and substantially all of our existing stockholders and optionholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless both Citigroup Global Markets Inc. and Credit Suisse First Boston LLC waive, in writing, such an extension. A transfer of securities to a family member, trust, affiliate, partner or member of such person, or as a bona fide gift, may be made, provided the transferee agrees to be bound in writing by the above restrictions prior to the transfer. In addition, Citigroup Global Markets Inc. and Credit Suisse First Boston LLC have agreed to permit any person who entered into a “lock-up” agreement with the underwriters to enter into at any time during the “lock-up” period a Rule 10b5-1 trading plan with respect to their PortalPlayer securities, provided, however, that no such person shall be permitted to trade any such securities during the “lock-up” period whether pursuant to the Rule 10b5-1 trading plan or otherwise.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The NASDAQ National Market under the symbol “PLAY”.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the representatives, and such offering price will not necessarily reflect the market price of the common stock following the offering. The principal factors that will be considered in determining the public offering price will include:

•	the information in the prospectus and otherwise available to the underwriters;

•	market conditions for initial public offerings;

•	the history and the prospects for the industry in which we will compete;

•	our past and present operations;

•	our past and present earnings and current financial position;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We offer no assurance that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to the offering or that an active trading market for the common stock will develop and continue after the offering.

The underwriters and their respective affiliates may, from time to time, provide various financial advisory, commercial banking and investment banking services for us in the ordinary course of business for which they will receive customary fees.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Each underwriter has represented, warranted and agreed that:

•	it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of common stock included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares of common stock included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock included in this offering in, from or otherwise involving the United Kingdom.

Each underwriter has represented, warranted and agreed that the offer in The Netherlands of the shares of common stock included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares of common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On December 4, 2003, our board of directors dismissed PricewaterhouseCoopers LLP (“PWC”) as our independent registered public accounting firm and subsequently appointed Deloitte & Touche LLP as our independent auditors. There were no disagreements with PWC in connection with the audit for the year ended December 31, 2002 or during the subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to PWC’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. The report of PWC on the financial statements for the year ended December 31, 2002 contained no adverse opinion or disclaimer of opinion and was unqualified and not modified as to uncertainty, audit scope or accounting principle, except that the report included an explanatory paragraph indicating that there was substantial doubt about our ability to continue as a going concern. We did not consult with Deloitte & Touche LLP on any accounting or financial reporting matters in the periods prior to their appointment.

We requested PricewaterhouseCoopers LLP to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of July 30, 2004 which states that it agrees with these statements, is filed as Exhibit 16.1 to the Form S-1 registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

PortalPlayer, Inc.

The accompanying consolidated financial statements give effect to the completion of a 1-for-3 reverse stock split of the Company’s outstanding common stock described in Note 16 to the consolidated financial statements which will take place on or prior to the completion of the offering of which this prospectus is a part. The following report which will be furnished by Deloitte & Touche LLP upon the completion of the 1-for-3 reverse stock split of the Company’s outstanding common stock and assuming that from September 8, 2004 to the date of the completion of the stock split no other material events have occurred that would affect the accompanying consolidated financial statements or require disclosure therein.

“REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of PortalPlayer, Inc.:

We have audited the accompanying consolidated balance sheet of PortalPlayer, Inc. (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

San Jose, California

September 8, 2004 (November     , 2004 as to Note 16)”

/s/ DELOITTE & TOUCHE LLP

San Jose, California

October 25, 2004

PORTALPLAYER, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		September 30, 2004	Pro Forma September 30, 2004
	2002	2003	(Unaudited)	(Note 1) (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,078	$10,778	$7,733
Accounts receivable	1,419	4,982	24,800
Inventory	2,915	996	4,624
Prepaid expenses and other current assets	529	434	2,324

Total current assets	20,941	17,190	39,481
Property and equipment—net	2,296	948	696
Other assets	534	526	516

Total assets	$23,771	$18,664	$40,693

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Current liabilities:
Bank borrowings—net of debt discount of $161 in 2002, $37 in 2003 and $18 in 2004	$907	$1,588	$1,482	$1,482
Accounts payable	1,824	2,800	9,310	9,310
Accrued liabilities	1,932	1,950	6,238	6,238
Deferred income	78	1,156	5,993	5,993
Deferred rent	21	81	74	74

Total current liabilities	4,762	7,575	23,097	23,097
Deferred rent	138	60	10	10
Bank borrowings, long-term—net of debt discount of $19 in 2002, $16 in 2003 and $3 in 2004	731	442	830	830

Total liabilities	5,631	8,077	23,937	23,937

Commitments and contingencies (notes 6 and 7)

Convertible preferred stock—aggregate liquidation preference of $138,945 in 2002 and 2003, $138,945 in 2004 and none pro forma	83,163	83,163	85,110	—

Other redeemable securities (note 9)	—	—	326	—

Shareholders’ equity (deficit):
Common stock, no par value—60,000,000 shares authorized; issued and outstanding: 28,586 shares in 2002, 138,733 shares in 2003, 3,028,024 shares in 2004 and 15,882,255 shares pro forma	535	585	9,007	94,443
Note receivable from shareholder	(1,037)	(594)	—	—
Deferred stock-based compensation	—	—	(4,989)	(4,989)
Accumulated deficit	(64,521)	(72,567)	(72,698)	(72,698)

Total shareholders’ equity (deficit)	(65,023)	(72,576)	(68,680)	16,756

Total liabilities, convertible preferred stock and shareholders’ equity (deficit)	$23,771	$18,664	$40,693	$40,693

PORTALPLAYER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenue	$1,877	$8,763	$20,939	$12,856	$47,839
Cost of revenue (1)	1,494	5,676	12,274	7,235	28,436

Gross profit	383	3,087	8,665	5,621	19,403

Operating expenses:
Research and development (1)	17,248	16,563	11,103	8,690	9,496
Selling, general and administrative (1)	8,136	8,611	5,072	3,800	4,810
Stock-based compensation	588	554	473	354	5,062

Total operating expenses	25,972	25,728	16,648	12,844	19,368

Operating income (loss)	(25,589)	(22,641)	(7,983)	(7,223)	35
Interest income	496	278	159	124	122
Interest and other expense, net	(161)	(157)	(222)	(188)	(116)

Income (loss) before income taxes	(25,254)	(22,520)	(8,046)	(7,287)	41
Provision for income taxes	—	—	—	—	172

Net income (loss)	$(25,254)	$(22,520)	$(8,046)	$(7,287)	$(131)

Basic and diluted net income (loss) per share	$(1,151.36)	$(968.35)	$(124.17)	$(153.90)	$(0.09)

Shares used in computing basic and diluted net income (loss) per share	21,934	23,256	64,800	47,349	1,504,112

Pro forma basic and diluted net income (loss) per share (unaudited)			$(0.62)		$(0.01)

Shares used in computing pro forma basic and diluted net income (loss) per share (unaudited)			12,919,031		14,358,343

(1) Amounts exclude stock-based compensation, as follows:

Research and development	$—	$—	$—	$—	$283
Selling, general and administrative	588	554	473	354	4,779

	$588	$554	$473	$354	$5,062

PORTALPLAYER, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Common Stock		Note Receivable from Shareholder	Deferred Stock-Based Compensation	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance—December 31, 2000	21,806	$297	$—	$—	$(16,747)	$(16,450)
Exercise of stock options	195	4	—	—	—	4
Issuance of common stock options to nonemployees for services	—	68	—	—	—	68
Net income (loss)	—	—	—	—	(25,254)	(25,254)

Balance—December 31, 2001	22,001	369	—	—	(42,001)	(41,632)
Exercise of stock options	6,585	5	—	—	—	5
Issuance of fully vested common stock options to nonemployees for services	—	81	—	—	—	81
Issuance of convertible preferred stock warrants to bank	—	80	—	—	—	80
Issuance of convertible preferred stock for note receivable from shareholder	—	—	(1,600)	—	—	(1,600)
Collection of note receivable from shareholder	—	—	120	—	—	120
Accrued interest on note receivable from shareholder	—	—	(30)	—	—	(30)
Shareholder consulting services (Note 14)	—	—	473	—	—	473
Net income (loss)	—	—	—	—	(22,520)	(22,520)

Balance—December 31, 2002	28,586	535	(1,037)	—	(64,521)	(65,023)
Exercise of stock options	110,147	50	—	—	—	50
Accrued interest on note receivable from shareholder	—	—	(30)	—	—	(30)
Shareholder consulting services (Note 14)	—	—	473	—	—	473
Net income (loss)	—	—	—	—	(8,046)	(8,046)

Balance—December 31, 2003	138,733	585	(594)	—	(72,567)	(72,576)
Exercise of stock options (unaudited)	2,889,291	1,294	—	—	—	1,294
Stock issuance costs (unaudited)	—	(1)	—	—	—	(1)
Accrued interest on note receivable from shareholder (unaudited)	—	—	(25)	—	—	(25)
Shareholder consulting services (Note 14) (unaudited)	—	—	630	(625)	—	5
Payment of consulting fee (unaudited)	—	—	(1,568)	—	—	(1,568)
Collection of shareholder note (unaudited)	—	—	1,557	—	—	1,557
Deferred stock-based compensation (unaudited)	—	6,345	—	(6,345)	—	—
Cancellation of deferred stock compensation (unaudited)	—	(37)	—	37	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	1,944	—	1,944
Issuance of common stock options to nonemployee for services (unaudited)	—	809	—	—	—	809
Tax benefit from stock options (unaudited)	—	12	—	—	—	12
Net income (loss) (unaudited)	—	—	—	—	(131)	(131)

Balance—September 30, 2004 (unaudited)	3,028,024	$9,007	$—	$(4,989)	$(72,698)	$(68,680)

PORTALPLAYER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net loss	$(25,254)	$(22,520)	$(8,046)	$(7,287)	$(131)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,314	1,775	1,393	1,079	628
Gain (loss) on disposal of property	—	—	(1)	(1)	(3)
Noncash stock-based compensation	588	554	473	354	5,062
Accrued interest on note receivable from shareholder	—	(30)	(30)	(23)	(25)
Tax effect from stock options	—	—	—	—	12
Amortization of debt discount	36	83	163	158	32
Changes in assets and liabilities:
Accounts receivable	(873)	(529)	(3,563)	(2,510)	(19,818)
Inventory	(2,179)	(722)	1,919	1,588	(3,628)
Prepaid expenses and other current assets	396	107	95	115	8
Other assets	(298)	(8)	8	5	10
Accounts payable	2,825	(1,637)	976	1,805	6,510
Accrued liabilities	958	288	18	(282)	4,288
Deferred income	364	(286)	1,078	618	4,837
Accrued rent	76	37	(18)	(6)	(57)

Net cash used in operating activities	(22,047)	(22,888)	(5,535)	(4,387)	(2,275)

Cash flows from investing activities:
Proceeds from sale of property and equipment	—	—	3	3	3
Purchase of property and equipment	(2,264)	(1,167)	(47)	—	(376)

Net cash used in investing activities	(2,264)	(1,167)	(44)	3	(373)

Cash flows from financing activities:
Proceeds from issuance of convertible preferred stock, net of issuance costs	15,419	34,312	—	—	—
Stock issuance costs adjustment	—	—	—	—	(32)
Prepaid expenses related to initial public offering	—	—	—	—	(1,898)
Proceeds from issuance of common stock, net of costs	4	5	50	5	1,294
Payments for consulting services	—	—	—	—	(1,568)
Collections on note receivable from shareholder	—	120	—	—	1,557
Proceeds from notes payable, net of fees	—	1,860	1,340	—	3,479
Repayments on notes payable	(375)	(496)	(1,111)	(819)	(3,229)

Net cash provided by (used in) financing activities	15,048	35,801	279	(814)	(397)

Net increase (decrease) in cash and cash equivalents	(9,263)	11,746	(5,300)	(5,198)	(3,045)
Cash and cash equivalents—beginning of year	13,595	4,332	16,078	16,078	10,778

Cash and cash equivalents—end of year	$4,332	$16,078	$10,778	$10,880	$7,733

Supplemental cash flow information—interest paid	$81	$50	$102	$55	$79

Supplemental disclosure of noncash investing and financing activities—issuance in 2002 of Series D convertible preferred stock for note receivable from shareholder and periodic revaluation in 2004	$—	$1,600	$—	$—	$1,978

Deferred stock-based compensation	$—	$—	$—	$—	$6,345

Cancellation of deferred stock-based compensation	$—	$—	$—	$—	$(37)

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

1. Organization and Summary of Significant Accounting Policies

PortalPlayer, Inc. (the “Company”) was incorporated in California on May 17, 1999. The Company designs, develops and markets comprehensive platform solutions, including a system-on-chip and firmware, for manufacturers of personal media players.

Certain Significant Risks and Uncertainties—Future sales are subject to various risks and uncertainties. The market for the Company’s products is characterized by rapid technological developments, frequent new product introductions and evolving standards. These changes require the Company to continually improve the performance, feature and reliability of its products, particularly in response to competition. New products and enhancements necessary to meet competition and expand the Company’s business may require substantial research and development. Competitors with greater financial and marketing resources may be able to better respond to changing conditions.

Basis of Consolidation—The consolidated financial statements include the accounts of PortalPlayer, Inc., and its wholly owned subsidiary, Pinexe Systems Private, Ltd., located in India. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. The Company’s cash equivalents consist of money market funds and certificates of deposits. As of December 31, 2002, 2003 and September 30, 2004, the Company has restricted cash related to a deposit for the Company’s facilities lease in Washington totaling $294,000. This restricted cash has been included within other assets in the consolidated balance sheets.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of trade receivables. The Company provides credit, in the normal course of business, to a number of companies and performs credit evaluations of its customers. As of December 31, 2002, 2003 and September 30, 2004, approximately 82%, 87% and 97%, respectively, of gross accounts receivable were concentrated with a group of affiliated companies. For the years ended December 31, 2001, 2002, and 2003 and the nine months ended September 30, 2004, the same group accounted for 99%, 88%, 85% and 91%, respectively, of revenue. In connection with contracts to this customer, the Company is required to be prepared to ship additional quantities of inventory in excess of existing orders within specified periods in the future.

Inventory—Inventory is comprised of the cost of finished goods purchased from two suppliers and is valued at the lower of cost or market, computed on a first-in, first out basis. The Company evaluates inventory for excess and obsolescence and write-off units which are unlikely to be sold based upon demand forecasts.

The Company is dependent on two suppliers for substantially all of its inventory requirements. One supplier is also a preferred stockholder of the Company. The inability of a supplier to fulfill the production requirements of the Company on a timely basis could negatively impact future results. Although there are other suppliers that

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

could provide similar services, a change in supplier could cause delays in the Company’s products and possible loss of revenue.

Property and Equipment—Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is three years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset.

Long-Lived Assets—The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount.

Revenue Recognition—The Company sells its products to original equipment manufacturers, original design manufacturers and distributors and recognizes revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, the sales price is fixed and determinable, collectibility of the resulting receivable is reasonably assured and the rights and risks of ownership have passed to the customer. Revenue to customers is recorded at the later of time of shipment, when title and risk of loss passes to the customer, or when customer acceptance periods expire, generally within 15 days of receipt by the customer. The Company has no return policy or post-shipment obligations. The Company defers the gross margin on these shipments until expiration of the acceptance period. The Company does not offer subsequent discounts, marketing credits, rebates, coupons or other forms of sales incentives to its customers at this time.

Firmware is an integral and significant component of products when shipped. Firmware upgrades, maintenance and support are not offered to customers. Revenue from customer service arrangements is recognized on a straight-line basis over the contractual period, generally one year and is not significant for any period presented. To date, management has not reserved for product returns as customer returns have been insignificant.

Product Warranty—The Company provides a warranty on its products for a period of twelve to fifteen months from the date of sale, and provides for warranty costs at the time of sale based on historical activity for the prior 12 months. The determination of such provisions requires the Company to make estimates of the frequency and extent of warranty activity and estimated future costs to replace the products under warranty. If actual warranty activity and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs consisted of the following (in thousands):

	Years Ended December 31,		Nine Months Ended September 30, 2004
	2002	2003
			(Unaudited)
Beginning balance	$—	$26	$30
Additions related to current period sales	26	15	154
Warranty costs incurred in the current period	—	(11)	(59)

Ending balance	$26	$30	$125

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

Research and Development and Software Development Costs—Research and development costs are expensed as incurred. Capitalization of software development costs begins upon the establishment of technological feasibility of the product. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model that typically occurs when beta testing commences, and the general availability of such software has been short, and as such, software development costs qualifying for capitalization have been insignificant.

The Company has entered into engineering service agreements with several customers to customize its platform products. The Company provides resources in connection with these agreements and, in return, requires reimbursement from these companies to cover some of the costs. For the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, the Company reduced research and development expense by $365,000, $802,000 and $391,000, respectively, for reimbursements provided by these companies. No amount was recorded as a reduction to research and development expense for the year ended December 31, 2001.

Stock-Based Compensation—The Company accounts for its stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and its related interpretations. The Company accounts for stock-based awards to non-employees in accordance with Emerging Issues Task Force (“EITF”) Issue No. 96-18. Pro forma disclosures required under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as if the Company had adopted the fair value based method of accounting for stock options are as follows (in thousands except per share amounts):

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Net income (loss) as reported	$(25,254)	$(22,520)	$(8,046)	$(7,287)	$(131)
Add total stock-based employee compensation included in reported net income (loss)	—	—	—	—	1,319
Less fair value of stock-based employee compensation	(199)	(306)	(138)	(65)	(1,389)

Pro forma net income (loss)	$(25,453)	$(22,826)	$(8,184)	$(7,352)	$(201)

Pro forma basic and diluted net income (loss) per share	$(1,160.44)	$(981.51)	$(126.30)	$(155.27)	$(0.13)

The Company’s calculation of additional stock-based compensation expense was made in accordance with the minimum value method using the Black-Scholes model with the following assumptions:

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Risk-free interest rate	4.38%	2.76%	2.48 to 3.23%	2.77%	3.40%
Expected life	5 years	5 years	5 years	5 years	5 years

The above pro forma disclosures are not necessarily representative of the effects on reported net income or loss for future years.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

Net Income (Loss) per Share—Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share was the same as basic net income (loss) per share for all periods presented since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company’s net losses.

Unaudited Interim Financial Information—The interim financial information for the nine months ended September 30, 2003 and 2004 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the interim financial information.

Unaudited Pro Forma Net Income (Loss) per Share—Pro forma basic and diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion, from their respective issuance dates, of outstanding shares of convertible preferred stock which will occur upon the closing of the planned initial public offering.

Unaudited Pro Forma Information—The unaudited pro forma information in the accompanying consolidated balance sheets assumes the conversion of the outstanding shares of convertible preferred stock into 12,854,231 shares of common stock, resulting from the completion of the initial public offering as if it had actually occurred on December 31, 2003.

Foreign Currency Translation—The U.S. dollar is the functional currency of the Company’s foreign subsidiary located in India. Monetary assets and liabilities of the subsidiary are remeasured into U.S. dollars at current exchange rates prevailing at the balance sheet date, nonmonetary assets and liabilities as well as equity are remeasured into U.S. dollars at historical exchange rates, and income and expense accounts are remeasured into U.S. dollars at average exchange rates.

Comprehensive Income—Comprehensive income is defined as the change in equity of a Company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive loss did not differ from the net loss for any of the periods presented.

Income Taxes—Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as net operating loss and tax credit carryforwards, net of a valuation allowance to reduce deferred tax assets to amounts that are more likely than not to be realizable.

Reclassifications—Certain amounts in the prior years have been reclassified to conform with the current year presentation.

Recently Issued Accounting Pronouncements—In November 2002, the EITF reached a consensus on Issue No. 00-21, Accounting for Revenue Arrangements With Multiple Deliverables (“EITF 00-21”). The EITF concluded that revenue arrangements with multiple elements should be divided into separate units of accounting if the deliverables in the arrangement have value to the customer on a standalone basis, if there is objective and reliable evidence of the fair value of the undelivered elements, and as long as there are no rights of return or additional performance guarantees by the Company. The adoption did not have a material effect on the Company’s operating results or financial condition.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The adoption did not have a material effect on the Company operating results or financial condition.

The Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” in January 2003, and a revised interpretation of FIN 46 (“FIN 46-R”) in December 2003. FIN 46 requires certain variable interest entities (“VIEs”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46-R in the second quarter of fiscal year 2004 did not have an impact on the financial position, results of operations or cash flows of the Company.

In April 2003, the FASB issued SFAS No. 149 (“SFAS No. 149”), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003, except for those provisions of SFAS No. 149 which relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. For those issues, the provisions that are currently in effect should continue to be applied in accordance with their respective effective dates. In addition, certain provisions of SFAS No. 149, which relate to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company is currently evaluating the impact of adopting SFAS No. 149. However, the Company does not believe that it has entered into any contracts that would fall within the scope of SFAS No. 149.

In May 2003, the FASB issued Statement SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of the provisions of SFAS No. 150 did not impact the Company’s operating results or financial position.

In December 2003, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104, Revenue Recognition (SAB 104), which codifies, revises and rescinds certain sections of SAB 101, Revenue Recognition in Financial Statements, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption did not have a material effect on the Company’s operating results or financial condition.

In March 2004, the EITF reached a final consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”, to provide additional guidance in determining whether investment securities have an impairment which should be considered other-than-temporary. Management expects that the adoption of this Issue will not have an effect on the Company’s operating results or financial condition.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

2. Inventory

Inventory, net of write-offs, consists of (in thousands):

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Inventory:
Finished goods	$3,956	$2,646	$6,708
Reserve for write-off of excess units	(1,041)	(1,650)	(2,084)

	$2,915	$996	$4,624

3. Property and Equipment

Property and equipment consists of (in thousands):

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Purchased software	$3,174	$3,211	$3,363
Computer equipment	1,327	1,321	1,490
Office equipment, leasehold improvements and other property and equipment	1,638	1,638	1,692

	6,139	6,170	6,545
Less accumulated depreciation and amortization	(3,843)	(5,222)	(5,849)

	$2,296	$948	$696

4. Accrued Liabilities

Accrued liabilities consists of (in thousands):

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Accrued compensation related	$774	$723	$1,289
Accrued development fees	335	88	265
Reimbursements received in advance	201	127	206
Accrued legal and accounting fees	171	111	1,373
Income taxes payable	—	—	159
Other	451	901	2,946

	$1,932	$1,950	$6,238

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

5. Bank Borrowings

Bank borrowings consist of the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Revolving credit line	$—	$—	$—
Discount guidance line of credit	—	375	—
Equipment advance	1,750	1,708	583
1999 Agreement	68	—	—
Term loan	—	—	1,750
Debt discounts	(180)	(53)	(21)

Total	$1,638	$2,030	$2,312

Current portion	$907	$1,588	$1,482

Long-term portion	$731	$442	$830

On September 26, 2002, the Company entered into a borrowing arrangement with a bank and granted a continuing security interest in substantially all of the Company’s assets to the bank. In 2002, in connection with the agreement, the Company paid facility fees equal to $140,000 and issued a warrant with an estimated fair value of $80,000 to purchase up to 66,007 shares of Series D convertible preferred stock (see Note 10). In 2003, the Company paid facility fees of $35,000. These amounts have been recorded as a debt discount on the consolidated balance sheet as of December 31, 2002 and 2003 and September 30, 2004 and are being amortized as additional interest expense over the terms of the lines of credit and term loan. For the years ended December 31, 2002 and 2003 and nine months ended September 30, 2004, amortization expense amounted to $49,000, $164,000 and $32,000, respectively, and as of December 31, 2002 and 2003 and September 30, 2004, short-term notes payable reflected a debt discount of $152,000, $37,000 and $18,000 and long-term notes payable reflected a debt discount of $19,000, $16,000 and $3,000, respectively.

Revolving Credit Line—Under the borrowing arrangement, the Company may borrow an amount not to exceed the lesser of $5,000,000 or the borrowing base (as defined), minus, in each case, all outstanding letters of credit. Advances under the revolving credit line accrue interest on the outstanding principal balance at a rate equal to 0.75% above the bank’s prime rate as long as the rate is at least 4.75%. Interest is payable on a monthly basis and the revolving credit line expires in November 2005. During fiscal year 2003, the Company borrowed $375,000 under the letter of credit arrangement.

Discount Guidance Line of Credit—On November 12, 2003, the Company negotiated a $10,000,000 letter of credit arrangement. Advances under the arrangement accrue interest at a rate of 0.5% or 0.75% above the bank’s prime rate. Borrowings under the arrangement are secured by substantially all of the Company’s assets. During 2004, the Company borrowed $1,478,000 under the line of credit and has subsequently been repaid.

Equipment Advance—On September 27, 2002, a bank made an equipment advance of $2,000,000 to the Company to purchase equipment. Interest is payable monthly at a rate equal to 2.5% above the bank’s prime rate. The equipment advance is payable in 24 monthly installments of $83,000, plus interest, commencing on October 1, 2002.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

On November 10, 2003, a bank made an equipment advance of $1,000,000 to purchase equipment. Interest is payable monthly at a rate equal to the greater of 5% or 1% above the bank’s prime rate. The equipment advance is payable in 24 monthly installments of $42,000, plus interest, commencing on December 1, 2003.

1999 Agreement—In 1999, the Company entered into a loan agreement (the “1999 Agreement”) with a bank which was repaid in fiscal year 2003.

In connection with the 1999 Agreement, the Company issued a warrant to the bank with an estimated fair value of $107,000 to purchase up to 466 shares of Series A convertible preferred stock. This amount has been recorded as a debt discount on the consolidated balance sheets as of December 31, 2002 and 2003 and is being amortized as additional interest expense over the term of the note payable. The debt discount was fully amortized in fiscal year 2003. For the years ended December 31, 2001, 2002, and 2003, amortization expense amounted to $36,000, $34,000, and $9,000, respectively.

Term Loan—On June 18, 2004, a bank made an advance of $2,000,000 to the Company. Interest is payable monthly at a rate equal to the greater of 4.5% or 0.5% above the bank’s prime rate. The term loan is payable in 24 monthly installments of $83,000 plus interest, commencing on July 1, 2004.

6. Commitments

The Company leases its Santa Clara, California, facility under a noncancelable operating lease, which expires in May 2005. The Company also leases a facility in Kirkland, Washington, under a noncancelable operating lease, which expires in March 2006. The Company also leases four buildings in Hyderabad, India under noncancelable operating leases, which expire through April 2006.

Future minimum lease payments are as follows (in thousands) (unaudited):

Three months ending December 31, 2004	$378
Year ending December 31, 2005	832
Year ending December 31, 2006	86

$1,296

Rent expense is recorded using the straight-line method and totaled $1,410,000, $1,482,000, $1,455,000 and $1,042,000 for the years ended December 31, 2001, 2002, and 2003 and nine months ended September 30, 2004, respectively.

The Company has purchase commitments with its two inventory suppliers with due dates within the next six months. Both the quantities and purchase prices are fixed in the non-cancelable commitments.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

The following summarizes the Company’s contractual obligations to purchase inventory at September 30, 2004 (in thousands) (unaudited):

	Total	0-30 days	31-60 days	61-90 days
Non-cancelable inventory purchase orders	18,921	11,421	6,179	1,321

7. Contingencies and Litigation

The Company is subject to various claims, which arise in the course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the Company’s financial position, liquidity or results of operations.

Certain of the Company’s customer agreements contain infringement indemnification provisions for claims from third parties related to the Company’s intellectual property. These indemnification provisions are accounted for in accordance with SFAS No. 5. To date, the Company has not incurred any costs related to any claims under these provisions and no amounts have been accrued in the accompanying financial statements.

8. Convertible Preferred Stock

The Company has authorized 48,835,362 shares of no par convertible preferred stock, of which, 33,797 is designated as Series A convertible preferred stock (“Series A”), 16,508 is designated as Series B convertible preferred stock (“Series B”), 2,924 is designated as Series B-1 convertible preferred stock (“Series B-1”), 21,183 is designated as Series C convertible preferred stock (“Series C”), 24,555 is designated as Series C-1 convertible preferred stock (“Series C-1”), 28,741,998 is designated as Series D convertible preferred stock (“Series D”), and 19,994,397 is designated as Series E convertible preferred stock (“Series E”).

Outstanding convertible preferred stock is as follows (in thousands, except share and per share amounts):

Series	Issuance Price Per Share	Liquidation Preference	December 31, 2001		December 31, 2002		December 31, 2003		September 30, 2004
			Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
									(Unaudited)
A	$150.00	$5,000	33,331	$4,965	33,331	$4,965	33,331	$4,965	33,331	$4,965
B	601.50	9,930	19,432	11,660	16,508	9,905	16,508	9,905	16,508	9,905
B-1	601.50	1,759	—	—	2,924	1,755	2,924	1,755	2,924	1,755
C	531.00	15,810	44,405	23,505	19,850	11,010	19,850	11,010	19,850	11,010
C-1	531.00	19,558	—	—	24,555	12,997	24,555	12,997	24,555	12,997
D	1.52	26,305	4,519,080	6,602	28,675,989	42,531	28,675,989	42,531	8,681,592	15,111
E	1.52	60,583	—	—	—	—	—	—	19,994,397	29,367

		$138,945	4,616,248	$46,732	28,773,157	$83,163	28,773,157	$83,163	28,773,157	$85,110

A provision within the Series D purchase agreement enabled Series D investors who held Series A, Series B or Series C to exchange a number of their Series A, Series B and/or Series C for an equal number of shares of a newly created Series A-1, Series B-1 and/or Series C-1, respectively (the “Exchange Provision”) as defined in the purchase agreement. The Exchange Provision was contingent upon, among other things, a second closing of Series D, which took place in 2002. As a result of the Exchange Provision, through the final closing of Series D, a total of 2,924 and 24,555 shares of Series B and Series C were exchanged into an equal number of shares of Series B-1 and Series C-1, respectively. Except as specifically set forth in the Conversion section below, Series B-1 and Series C-1 have the same rights, preferences and restrictions as those established for Series B and Series C, respectively.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

In March 2004, the Company converted 19,994,397 shares of Series D Preferred Stock into 19,994,397 shares of Series E Preferred Stock. As a result of this agreement, certain potential claims arising from allegations made by certain existing shareholders relating to the Company’s Series D Preferred Stock financing were settled. No money was invested in connection with the issuance of Series E Preferred Stock.

The convertible preferred stock has certain rights, preferences, and restrictions with respect to dividends, conversion, liquidation and voting as follows:

Dividends—Series E shareholders are entitled to receive non-cumulative annual dividends per share of $0.1212 per share. After paying in full the dividends due Series E shareholders, Series D shareholders are entitled to receive noncumulative annual dividends per share of $0.1212. After paying in full the dividends due Series E and Series D shareholders, Series A, Series B, Series B-1, Series C and Series C-1 shareholders are entitled to receive noncumulative annual dividends per share of $12.00, $48.00, $48.00, $42.00, and $42.00, respectively, out of assets legally available for payment of dividends before dividends can be declared on common stock.

Conversion—All convertible preferred stock shareholders may convert their shares into common stock at any time. Each share of Series A and Series B is convertible into 0.6667 shares of common stock and each share of Series C, Series D, and Series E is convertible into 0.3333 share of common stock. Each share of Series B-1 is convertible into approximately 132.3432 shares of common stock and each share of Series C-1 is convertible into approximately 116.8317 shares of common stock.

The conversion of all preferred stock occurs immediately upon the earliest to occur of (1) the date the consent of the holders of at least 80% of the outstanding preferred stock to such conversion, (2) the closing of an underwritten public offering with a price per share of at least $4.545 and with aggregate gross proceeds of not less than $30,000,000, (3) the closing of a merger, consolidation, or sale of all or substantially all of the Company’s assets where the proceeds in connection with each share of the respective preferred stock is greater than $1,062.00 per share, or (4) the date on which fewer than 2,666,667 shares of preferred stock remain outstanding.

Liquidation Preference—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series E then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made in respect of any other capital stock of the Company, an amount equal to $2.2725 per share of Series E (as adjusted for stock splits, stock combinations or stock dividends or the like), plus all declared and unpaid dividends with respect to Series E on the date fixed for distribution. If the Company’s assets are insufficient to pay the holders of Series E the full amounts to which they shall be entitled, the holders of Series E shall share on a pro rata basis.

After the holders of Series E have been paid in full the amounts described above, the holders of Series E and Series D then outstanding shall be entitled to be paid pari passu, out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made in respect of Series A, Series B, Series B-1, Series C, Series C-1 or common stock, an amount equal to $0.7575 per share of Series E (in addition to the $2.2725 per share) and $3.03 per Series D (as adjusted for stock splits, stock combinations or stock dividends or the like), plus all declared and unpaid dividends with respect to each such Series on the date fixed for distribution. If the Company’s assets are insufficient to pay the holders of Series E and Series D the full amounts to which they shall be entitled, the holders of Series E and Series D shall share on a pro rata basis.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

After the holders of Series E and Series D have been paid in full the amounts described above, the holders of Series C and Series C-1 then outstanding shall be entitled to be paid pari passu, out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made in respect of Series A, Series B, Series B-1, or common stock, an amount equal to $796.50 per share of Series C and Series C-1 (each as adjusted for stock splits, stock combinations or stock dividends or the like), plus all declared and unpaid dividends with respect to each such Series on the date fixed for distribution. If the Company’s assets are insufficient to pay the holders of Series C and Series C-1 the full amounts to which they shall be entitled, the holders of Series C and Series C-1 shall share on a pro rata basis.

After the holders of Series E, Series D, Series C and Series C-1 have been paid in full, the holders of Series A, Series B and Series B-1 then outstanding shall be entitled to be paid pari passu, before any payment shall be made in respect of the Company’s common stock, an amount equal to $150.00 per share of Series A and $601.50 per share of Series B and Series B-1 (each as adjusted for stock splits, stock combinations or stock dividends or the like), plus all declared and unpaid dividends with respect to each such Series on the date fixed for distribution. If the Company’s assets are insufficient to pay the holders of Series A, Series B and Series B-1 the full amounts to which they shall be entitled, the holders of Series A, Series B and Series B-1 shall share on a pro rata basis.

After payments have been made to the preferred shareholders, the remaining assets of the Company available for distribution to shareholders shall be distributed among the holders of the preferred stock and the common stock pro rata-based on the number of shares of common stock held by each (assuming conversion of all such preferred stock into common stock) until such time as such holders shall have received an aggregate of $375.00 per share of Series A, $963.00 per share of Series B and Series B-1, $1,062.00 per share of Series C and Series C-1 and $268.53 per share of Series D and Series E. Thereafter, if surplus assets remain in the Company, the holders of the common stock of the Company shall receive the entire remaining surplus assets of the Company pro rata based on the number of shares of common stock held by such holders.

Voting Rights—Preferred shareholders are entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted on the record date for the vote or consent of shareholders and shall have voting rights and powers equal to the voting rights and powers of the common stock.

9. Common Stock

Common stock reserved for issuance as of September 30, 2004 is as follows (unaudited):

Conversion of Series A	22,219
Conversion of Series B	10,986
Conversion of Series B–1	386,967
Conversion of Series C	6,612
Conversion of Series C–1	2,868,796
Conversion of Series D	2,893,859
Conversion of Series E	6,664,792
Exercise of warrants	23,313
Exercise of options	2,344,028

15,221,572

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

The Company’s 1999 Stock Option Plan (the “Plan”), which expires in October 2009, authorizes the Board of Directors to grant incentive stock options and nonstatutory stock options to employees, directors and consultants. In June 2004, the Board of Directors of the Company approved an increase in the number of common stock of the Company reserved for issuance of stock options under the Plan to 5,350,337.

Under the Plan, incentive stock options are to be granted at a price that is not less than 100% of the fair market value of the Company’s common stock, as determined by the Board of Directors, on the date of grant. Nonstatutory stock options are to be granted at a price that is not less than 85% of the fair market value of the Company’s common stock, as determined by the Board of Directors, on the date of grant.

Generally, options granted under the Plan are exercisable for a period of ten years after the date of grant, and shares vest at a rate of  1/48th on the first anniversary of the grant date of the option, and an additional  1/48th of the shares upon completion of each succeeding full month of continuous employment thereafter. The Board of Directors may terminate the Plan at any time at their discretion.

The following table summarizes activity under the Plan:

	Shares Available	Options Outstanding		Weighted Average Exercise Price Per Share
		Number of Shares	Exercise Price
Balance—December 31, 2000	2,518	14,907	$2.25-675.00	$213.15
Granted	(3,256)	3,257	675.00	675.00
Exercised		(195)	2.25-450.00	196.29
Cancelled	1,731	(1,731)	2.25-675.00	346.20

Balance—December 31, 2001	993	16,238	2.25-675.00	293.97
Additional shares authorized for grant	3,647,821
Granted	(3,589,977)	3,589,977	0.45	0.45
Exercised		(6,585)	0.45-450.00	0.75
Cancelled	295,433	(295,433)	0.45-675.00	5.67

Balance—December 31, 2002	354,270	3,304,197	0.45-675.00	1.41
Additional shares authorized for grant	758,333	—
Granted	(1,469,192)	1,469,192	0.45	0.45
Exercised		(110,147)	0.45	0.45
Cancelled	485,201	(485,201)	0.45-675.00	2.19

Balance—December 31, 2003	128,612	4,178,041	0.45-675.00	1.02
Additional shares authorized for grant (unaudited)	926,666
Granted (unaudited)	(1,002,564)	1,002,564	0.45-9.72	2.52
Exercised (unaudited)		(2,889,291)	0.45	0.45
Cancelled (unaudited)	16,263	(16,263)	0.45-675.00	11.88

Balance—September 30, 2004 (unaudited)	68,977	2,275,051	$0.45-675.00	$2.31

The estimated weighted-average fair value of options granted to employees was $144.00 in 2001, $0.09 in 2002, $0.06 in 2003, and $9.00 in the nine months ended September 30, 2004.

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

The options outstanding and currently exercisable by exercise price at September 30, 2004 are as follows (unaudited):

	Options Outstanding		Options Currently Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Number Exercisable	Weighted Average Exercise Price
$0.45	1,610,899	8.64	432,181	$0.45
2.25	2,688	5.02	2,688	2.25
2.40	469,833	9.69	4,446	—
5.70	142,198	9.82	4,944	5.70
9.72	42,667	9.90	347	9.72
22.50	2,224	5.27	2,224	22.50
112.50	669	5.59	669	112.50
450.00	2,422	5.97	2,414	450.00
675.00	1,451	6.33	1,414	675.00

	2,275,051	8.94	451,327	$5.34

Stock-Based Compensation Related to Consultants—For the year ended December 31, 2001 and 2002 and the nine months ended September 30, 2004, the Company granted options to purchase 477 shares, 243,950 and 11,667 shares, respectively, of common stock to consultants and advisors. Options to consultants and advisors which are not fully vested are subject to periodic revaluation over the vesting terms. The options granted in 2001 vest over periods of up to three years. The options granted in 2002 were fully vested at the time of grant. The options granted in 2004 either immediately vest upon grant date or vest over periods up to four years. The Company recorded $68,000, $81,000 and zero fair value of such vested awards as a general and administrative expense in the accompanying statement of operations for the years ended December 31, 2001, 2002 and 2003 respectively, using the Black-Scholes option pricing model with the following assumptions: expected life of 10 years, risk free interest rate ranging from 5.19% to 5.67% for the year ended December 31, 2001, 3.75% to 5.01% for the year ended December 31, 2002 and 3.84% for the year ended December 31, 2003, annualized volatility of 60% and no dividends during the expected term. The Company recorded $30,000 fair value of such vested awards as a general and administrative expense in the accompanying statement of operations for the nine months ended September 30, 2004, using the Black-Scholes option pricing model with the following assumptions: expected life of 10 years, risk free interest rate of 3.40%, annualized volatility of 80% and no dividends during the expected term.

In January 2004, the Company granted options to purchase 133,333 shares of common stock to a Board member in connection with his management services to the Company. At the time of grant, 100,000 options were fully vested and the remainder vest over 11 months. In the nine months ended September 30, 2004, the Company recorded $779,000 of stock compensation expense associated with the fair value of the vested portion of this award. The fair value was derived using the Black-Scholes option pricing model with an expected life of 10 years, risk free interest rate ranging from 2.86% to 3.84%, annualized volatility of 80% and no dividends during the expected term. In July 2004, the Company accelerated the remaining unvested options. As of September 30, 2004, all options were vested.

Bonus Award—In May 2004 the Company modified a cash bonus arrangement with an officer to replace a portion of the bonus obligation which otherwise would have been payable. Under the modified bonus

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

arrangement, the officer is entitled to a bonus for the period from January 1, 2004 through June 30, 2004 due to the achievement of specified performance criteria. The bonus consists of a cash award of $150,000, which has been paid, and an additional bonus amount payable upon the closing of an initial public offering or of an acquisition of the Company. The additional bonus amount is payable in the form of a five-year warrant to purchase 133,000 common shares at $1.50 per share in the event of the initial public offering and is payable in the form of consideration as paid to the Company’s other shareholders in the event of an acquisition. During the nine month period ended September 30, 2004, the Company recorded $476,000 related to this arrangement, including $150,000 for the cash portion and $326,000 for the estimated value of the contingent portion. The amount recorded for the contingent portion is subject to change in value upon resolution; accordingly additional charges related to this arrangement may be recorded in future periods. Because the contingent portion may be potentially settled in cash, it is classified outside of shareholders’ equity (deficit) as other redeemable securities.

Additional Stock Plan Information—As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB Opinion No. 25 and its related interpretations. Under the intrinsic-value method of accounting for stock-based compensation arrangements for employees, compensation cost is recognized to the extent the fair value of the underlying common stock exceeds the exercise price of the stock options at the date of grant. Deferred stock-based compensation, net of cancellations, of approximately $6,308,000 was recorded during the nine months ended September 30, 2004, for the excess of fair value of the common stock underlying the options at the date of grant over the exercise price of the options. These amounts are being amortized over the vesting period on a straight-line basis. Amortization of deferred stock-based compensation related to employee grants was approximately $1,319,000 during the nine months ended September 30, 2004.

10. Warrants

In connection with the 2002 bank borrowing arrangement, the Company issued a detachable warrant to purchase 66,007 shares of the Company’s Series D convertible preferred stock at $1.515 per share. The warrant is immediately exercisable and expires on September 25, 2009. The Company determined the fair value of the warrant to be $80,000 using the Black-Scholes option pricing model and the following assumptions: fair value of Series D convertible preferred stock at the date of issuance of $1.515 per share, a contractual life of seven years, an annual risk free interest rate of 3.48%, volatility of 60%, and no future dividends. This amount was treated as a loan discount and is being amortized as interest expense over the 24-month term of the arrangement.

In connection with service agreements entered into with one of the Company’s consultants, who is also a director of the Company, the Company issued a warrant to purchase 1,333 shares of the Company’s Series C convertible preferred stock at $531.00 per share on February 14, 2001. This warrant was immediately exercisable and expires on February 14, 2011. The Company determined that the fair value of the warrant was $520,000 on the date of grant, using the Black-Scholes option pricing model, and the following assumptions: fair value of Series C convertible preferred stock at the date of issuance of $531.00 per share, a contractual life of ten years, an annual risk-free interest rate of 4.92%, volatility of 60%, and no future dividends.

In 1999 and 2000, in connection with various service agreements, the Company issued warrants to purchase 466 shares of Series A preferred stock at $150.00 per share and 557 shares of common stock at exercise prices ranging from $22.50 to $675 per share. As of December 31, 2002, all warrants were outstanding. These warrants are generally exercisable at any time and expire upon the earlier of specific dates through June 2009 or the closing date of a merger, acquisition or consolidation of the Company into or with another corporation in which

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

the shareholders of the Company own less than 50% of the voting securities of the surviving corporation. The Company recorded the estimated fair value upon issuance of each warrant, as computed using the Black-Scholes option-pricing model, if material.

11. Net Income (Loss) Per Share

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
	(dollars in thousands, except per share amounts)
Net income (loss)	$(25,254)	$(22,520)	$(8,046)	$(7,287)	$(131)

Denominator for basic and diluted net (loss) per share—weighted average shares outstanding	21,934	23,256	64,800	47,349	1,504,112

Basic and diluted net income (loss) per share	$(1,151.36)	$(968.35)	$(124.17)	$(153.90)	$(0.09)

The following outstanding convertible preferred stock and warrants, common stock warrants, common stock options, and employee stock options were excluded from the computation of diluted net income (loss) per share as they had an antidilutive effect:

	December 31,			September 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Redeemable convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	1,556,337	12,854,231	12,854,231	12,854,231	12,854,231
Redeemable convertible preferred stock warrants (assuming conversion, using appropriate conversion ratio, to common shares)	754	22,756	22,756	22,756	22,756
Other redeemable securities	—	—	—	—	44,333
Common stock warrants	557	557	557	557	557
Stock options	16,238	3,304,197	4,178,041	4,166,261	2,275,051

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

12. Income Taxes

No provision for federal or state income taxes has been recorded for the years ended December 31, 2002 and 2003 as the Company incurred net operating losses during these periods. A current provision of $172,000 of federal alternative minimum tax has been recorded for the nine months ended September 30, 2004.

Deferred tax assets (liabilities) related to the following (in thousands):

	December 31,		September 30, 2004
	2002	2003
			(Unaudited)
Capitalized start-up costs	$776	$471	$269
Capitalized research and development costs	916	692	696
Depreciation and amortization	95	(280)	—
Net operating loss and credit carryforwards	21,309	24,695	21,746
Federal and state credit carryforwards	2,058	3,153	3,900
Other	990	2,083	4,501

	26,144	30,814	31,112
Less valuation allowance	(26,144)	(30,814)	(31,112)

	$—	$—	$—

Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company’s history of losses, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology and the uncertainty regarding market acceptance of the Company’s products. Based on the currently available evidence, management is unable to assert that it is more likely than not that the Company will generate sufficient taxable income to realize the Company’s deferred tax assets. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	December 31,			Nine Months Ended September 30, 2004
	2001	2002	2003
				(Unaudited)
U.S. statutory federal taxes at statutory rate (benefit)	(35)%	(35)%	(35)%	35%
State taxes, net of federal benefit	—	—	—	2
Research and development credits (benefit)	(2)	(1)	(6)	(874)
Difference between U.S. statutory rate and foreign effective rate	—	—	(1)	(172)
Stock-based compensation	—	—	—	1,965
Other	—	(2)	(9)	174
Change in valuation allowance	37	38	51	(710)

Effective tax rate	—%	—%	—%	420%

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

At September 30, 2004, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $57,534,000 and $24,714,000 respectively, which begin to expire in 2008 through 2023. At September 30, 2004, the Company also had federal and state research and development credit carryforwards of approximately $2,253,000 and $1,328,000, respectively, to reduce future taxable income. At September 30, 2004, the Company also has a credit of approximately $121,000 to reduce future California taxable income. The Company also has federal and California alternative minimum tax credits carryover of $172,000 and $27,000, respectively, and these credits do not expire. The use of $11,000,000 and $9,000,000 of the federal and state net operating losses, respectively, and $2,253,000 and $1,328,000 of the federal and state credits, respectively, may be restricted due to equity transactions defined as ownership changes. Additional ownership changes could result in additional restrictions.

Additionally due to the change of ownership rules, for federal and state tax purposes, a portion of the Company’s net operating loss carry forwards are subject to an annual limitation on utilization of $1,600,000, which is cumulative. The cumulative net operating loss available at September 30, 2004 including these prior limited cumulative losses is $25,369,000 for federal purposes and $5,515,000 for state purposes.

13. Segment Information and Operations by Geographic Area

The Company currently operates in one reportable segment, the designing, developing and marketing of comprehensive platform solutions, including a system-on-chip and firmware, for manufacturers of personal media players. The Company’s chief operating decision maker is the CEO.

Geographic Information

Long-lived assets outside of the United States are insignificant. Revenue consists of sales to customers assigned to countries based on the address of the invoice and is attributed to the following countries:

	Years Ended December 31,			Nine Months Ended September 30, 2004
	2001	2002	2003
				(Unaudited)
Taiwan	99.3%	90.0%	48.1%	2.4%
China	—	2.6	43.7	92.4
Japan	—	3.5	1.8	2.5
Malaysia	—	—	2.6	1.3
Korea	—	—	2.3	0.8
United States	0.7	2.6	0.2	0.3
Denmark	—	1.3	1.3	0.3

14. Note Receivable from Shareholder

In 2001, the Company negotiated a consulting arrangement and, in 2002, the consultant became a director of the Company. In 2002, the Company issued 1,056,105 shares of Series D at $1.515 per share to the director of the Company in exchange for a non-recourse promissory note of $1,600,000. Of this amount, $120,000 was paid immediately and the remaining $1,480,000 was due in four equal installments on January 31, 2005, February 28, 2005, March 31, 2005 and April 30, 2005. Interest on the promissory note was payable on April 30, 2005 and

PORTALPLAYER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(INFORMATION WITH RESPECT TO THE NINE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2004 IS UNAUDITED.)

accrued at the rate of 2.03% per year. Also in 2002, the consulting agreement was amended to (1) extend the consulting term to coincide with the final payment date under the promissory note; (2) provide the director with the right to offset any payments due to the director under the consulting agreement with payments due to the Company under the promissory note; and (3) establish payment terms under the consulting agreement equal to $394,000 on each of January 29, 2005, February 27, 2005, March 28, 2005 and April 29, 2005. The director may cancel the consulting agreement, in which case he would not be required to repay the promissory note. However, he would then forfeit the stock and consulting fees. Since the promissory note is non-recourse and is effectively repaid through consulting services rendered, the Company accounted for the stock issuance, promissory note and consulting arrangements as a grant of restricted stock to a non-employee in exchange for future services. Accordingly, the Company expensed the fair value of the preferred stock over the term of the consulting arrangement and each period adjusted the stock-based compensation expense for changes in the fair value of the stock. The Company recognized $473,000, $473,000 and $2,608,000 of stock-based compensation expense related to this award in the years ended December 31, 2002 and 2003, and the nine months ended September 30, 2004, respectively. The portion ($1,568,000) of these amounts which represented consulting fees was recorded as an offset to the non-recourse promissory note in recognition of the effective repayment through performance of consulting services since the inception of the arrangement.

In July 2004, the Company paid $1,568,000 in cash to the director for all consulting fees and, on the same day, the director repaid in cash the outstanding balance of the promissory note, including interest, totaling $1,557,000. The Company recorded $1,019,000 in stock-based compensation in the third quarter of 2004 in connection with the termination of this consulting arrangement.

15. Related Party Transactions

One of the Company’s suppliers is also a preferred shareholder. The Company purchased inventory and services of $4,599,000, $6,607,000, $11,440,000 and $8,474,000 from this supplier in the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively. Payables to this shareholder at December 31, 2002 and 2003 and September 30, 2004 were $1,773,000, $2,273,000, and $378,000, respectively.

16. Subsequent Event

The consolidated financial statements reflect a 1-for-3 reverse stock split of the Company’s common stock, approved by the Board of Directors in October 2004 and subject to shareholder approval, which will take effect on or prior to the completion of the Company’s planned initial public offering. The reverse stock split also reduces the conversion ratio of the convertible preferred stock by 66  2/3% (but not the number of outstanding convertible preferred shares). All common share, per common share, and conversion ratio information in the accompanying consolidated financial statements has been retroactively restated to reflect this split.

* * * * * *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$11,839
National Association of Securities Dealers, Inc. filing fee	9,844
Nasdaq National Market listing fee	100,000
Blue Sky fees and expenses	10,000
Accounting fees and expenses	800,000
Legal fees and expenses	900,000
Printing and engraving fees	300,000
Registrar and Transfer Agent’s fees	15,000
Miscellaneous fees and expenses	3,317

Total	$2,150,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article VIII of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.(i)2 hereto) and Article 6 of the Registrant’s Restated Bylaws (Exhibit 3.(ii)2 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant also intends to enter into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

Since our inception, we have issued and sold the following securities:

From June 1, 1999 to September 30, 2004, the Registrant has issued and sold an aggregate of 3,028,024 shares of common stock to directors, officers, employees, former employees and consultants at prices ranging from $0.09 to $675.00 per share, for aggregate cash consideration of approximately $1,359,909.

On June 1, 1999, the Registrant issued a warrant to purchase 475 shares of common stock to one accredited investor at an exercise price of $22.50.

On August 24, 1999, the Registrant issued a warrant to purchase 466 shares of series A preferred stock to one accredited investor at an exercise price of $150.00 per share.

On October 15, 1999, the Registrant issued and sold 33,331 shares of series A preferred stock to five accredited investors at $150.00 per share for aggregate cash consideration of $5,000,000.

From February 7, 2000 through March 7, 2000, the Registrant issued and sold 16,508 shares of series B preferred stock to 17 accredited investors at $601.50 per share for aggregate cash consideration of $9,940,425.

On September 6, 2000, the Registrant issued a warrant to purchase 44 shares of common stock to one accredited investor at an exercise price of $450.00.

On October 18, 2000, the Registrant issued a warrant to purchase 22 shares of common stock to one accredited investor at an exercise price of $450.00.

From December 7, 2000 through February 22, 2001, the Registrant issued and sold 19,850 shares of series C preferred stock to 25 accredited investors at $531.00 per share for aggregate cash consideration of $10,544,537.

On December 20, 2000, the Registrant issued a warrant to purchase 16 shares of common stock to one accredited investor at an exercise price of $675.00.

On February 14, 2001, the Registrant issued a warrant to purchase 1,333 shares of series C preferred stock to one accredited investor at an exercise price of $531.00 per share.

From December 12, 2001 through May 28, 2002, the Registrant issued and sold 28,675,989 shares of series D preferred stock to 48 accredited investors at $1.515 per share for aggregate consideration of $43,252,628, of which 19,994,397 shares were converted into 19,994,397 shares of series E preferred stock on March 5, 2004.

On May 10, 2002, the Registrant issued and sold 2,924 shares of series B-1 preferred stock to 11 accredited investors at $601.50 per share for aggregate cash consideration of $1,761,077.

On May 10, 2002, the Registrant issued and sold 24,555 shares of series C-1 preferred stock to 13 accredited investors at $531.00 per share for aggregate cash consideration of $13,041,283.

On September 26, 2002, the Registrant issued a warrant to purchase 66,007 shares of series D preferred stock to one accredited investor at an exercise price of $1.515 per share.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.(i)1**	Articles of Incorporation of the Registrant, prior to reincorporation.

3.(i)2**	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.

3.(ii)1**	Bylaws of the Registrant, prior to reincorporation.

Exhibit Number	Description

3.(ii)2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1	Specimen Common Stock Certificate.

4.2**	Fifth Amended and Restated Investors’ Rights Agreement, dated March 5, 2004.

5.1	Opinion of Pillsbury Winthrop LLP.

10.1	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2**	1999 Stock Option Plan and form of agreements thereunder.

10.3**	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.4**	Form of 2004 Employee Stock Purchase Plan.

10.5**	Lease Agreement, dated June 11, 1999, between the Registrant and John Arrillaga Survivor’s Trust and Richard T. Peery Separate Property Trust and amendments thereto dated July 16, 1999 and March 16, 2000.

10.6**	Office Lease, dated January 13, 2001, between the Registrant and Touchstone Building LLC and supplemental letter thereto dated April 5, 2001.

10.7**	Lease Agreement, dated February 5, 2000, between PortalPlayer Private Limited and Sri S.K. Jayachandra. Lease Agreements dated August 6, 2000 and May 1, 2001, between PortalPlayer Private Limited and Sri R.C. Samal. Lease Agreement, dated August 27, 1999, between PortalPlayer Private Limited and Sri N. Sambasiva Rao. Lease Agreement, dated August 15, 2004, between Pinexe Systems Private Limited and Sri N. Sambasiva Rao.

10.8**	Offer Letter dated March 14, 2003, between the Registrant and Gary Johnson.

10.9**	Letter Agreement dated January 13, 2003, between the Registrant and Sanjeev Kumar.

10.10**	Offer Letter dated May 6, 2004, between the Registrant and Svend-Olav Carlsen.

10.11**	Offer Letter dated May 28, 2004, between the Registrant and Richard Miller.

10.12**	Offer Letter dated January 30, 2004, between the Registrant and Scott Tandy.

10.13**	Offer Letter dated June 16, 1999, between the Registrant and Michael Maia.

10.14**	Loan and Security Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank, and amendment thereto dated June 18, 2004.

10.15**	Streamline Facility Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank.

10.16**	Term Sheet dated as of November 13, 2003 between the Registrant and Silicon Valley Bank.

10.17**	LSI Logic Corporation ASIC Terms of Engagement, dated February 19, 2003, between the Registrant and LSI Logic Corporation.

10.18**	Master ASIC Services Agreement, dated as of October 22, 2001, between the Registrant and eSilicon Corporation.

16.1**	Letter re Change in Certifying Accountants.

21.1**	List of Subsidiaries.

23.1**	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.

(b)	Financial Statement Schedule

Schedules	are omitted because they are not required.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 27th day of October 2004.

PortalPlayer, Inc.

By	/s/ GARY JOHNSON
Gary Johnson President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ GARY JOHNSON Gary Johnson	President and Chief Executive Officer (Principal Executive Officer) and Director	October 27, 2004

/s/ SVEND-OLAV CARLSEN Svend-Olav Carlsen	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 27, 2004

* Richard L. Sanquini	Chairman of the Board	October 27, 2004

* Thomas J. Cusick III	Director	October 27, 2004

* Stephen D. Royer	Director	October 27, 2004

* T. Raj Singh	Director	October 27, 2004

* Shahan D. Soghikian	Director	October 27, 2004

* Thomas Spiegel	Director	October 27, 2004

* James L. Whims	Director	October 27, 2004

*By:	/S/ SVEND-OLAV CARLSEN
Svend-Olav Carlsen Attorney-in-fact

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.(i)1**	Articles of Incorporation of the Registrant, prior to reincorporation.

3.(i)2**	Form of Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering to which this Registration Statement relates.

3.(ii)1**	Bylaws of the Registrant, prior to reincorporation.

3.(ii)2	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1	Specimen Common Stock Certificate.

4.2**	Fifth Amended and Restated Investors’ Rights Agreement, dated March 5, 2004.

5.1	Opinion of Pillsbury Winthrop LLP.

10.1	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2**	1999 Stock Option Plan and form of agreements thereunder.

10.3**	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.4**	Form of 2004 Employee Stock Purchase Plan.

10.5**	Lease Agreement, dated June 11, 1999, between the Registrant and John Arrillaga Survivor’s Trust and Richard T. Peery Separate Property Trust and amendments thereto dated July 16, 1999 and March 16, 2000.

10.6**	Office Lease, dated January 13, 2001, between the Registrant and Touchstone Building LLC and supplemental letter thereto dated April 5, 2001.

10.7**	Lease Agreement, dated February 5, 2000, between PortalPlayer Private Limited and Sri S.K. Jayachandra. Lease Agreements dated August 6, 2000 and May 1, 2001, between PortalPlayer Private Limited and Sri R.C. Samal. Lease Agreement, dated August 27, 1999, between PortalPlayer Private Limited and Sri N. Sambasiva Rao. Lease Agreement, dated August 15, 2004, between Pinexe Systems Private Limited and Sri N. Sambasiva Rao.

10.8**	Offer Letter dated March 14, 2003, between the Registrant and Gary Johnson.

10.9**	Letter Agreement dated January 13, 2003, between the Registrant and Sanjeev Kumar.

10.10**	Offer Letter dated May 6, 2004, between the Registrant and Svend-Olav Carlsen.

10.11**	Offer Letter dated May 28, 2004, between the Registrant and Richard Miller.

10.12**	Offer Letter dated January 30, 2004, between the Registrant and Scott Tandy.

10.13**	Offer Letter dated June 16, 1999, between the Registrant and Michael Maia.

10.14**	Loan and Security Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank, and amendment thereto dated June 18, 2004.

10.15**	Streamline Facility Agreement, dated November 10, 2003, between the Registrant and Silicon Valley Bank.

10.16**	Term Sheet dated as of November 13, 2003 between the Registrant and Silicon Valley Bank.

10.17**	LSI Logic Corporation ASIC Terms of Engagement, dated February 19, 2003, between the Registrant and LSI Logic Corporation.

10.18**	Master ASIC Services Agreement, dated as of October 22, 2001, between the Registrant and eSilicon Corporation.

16.1**	Letter re Change in Certifying Accountants.

21.1**	List of Subsidiaries.

23.1**	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.